Exhibit 2.1

Execution Version

AGREEMENT AND PLAN OF MERGER

dated as of January 6, 2022,

among

STRYKER CORPORATION,

VOICE MERGER SUB CORP.

and

VOCERA COMMUNICATIONS, INC.

i

ii

iii

AGREEMENT AND PLAN OF MERGER dated as of January 6, 2022 (this “Agreement”), among Stryker Corporation, a Michigan corporation (“Parent”), Voice Merger Sub Corp., a Delaware corporation and a direct or indirect wholly owned subsidiary of Parent (“Merger Sub”), and Vocera Communications, Inc., a Delaware corporation (the “Company”).

WHEREAS, on the terms and subject to the conditions of this Agreement, Parent has agreed to cause Merger Sub to commence a cash tender offer (as it may be amended from time to time in accordance with the terms of this Agreement, the “Offer”) to purchase all the outstanding shares of common stock, par value $0.0003 per share, of the Company (the “Company Common Stock”), at a price per share of Company Common Stock of $ $79.25 (such amount or, if the Offer is amended in accordance with the terms of this Agreement and a different amount per share is paid pursuant to the Offer, such different amount, the “Offer Price”), net to the seller in cash, without interest, on the terms and subject to the conditions set forth in this Agreement;

WHEREAS, on the terms and subject to the conditions set forth in this Agreement and in accordance with Section 251(h) of the Delaware General Corporation Law (the “DGCL”), Merger Sub shall be merged with and into the Company (the “Merger”), with the Company continuing as the surviving corporation, and pursuant to the Merger, each share of Company Common Stock that is not validly tendered and irrevocably accepted for purchase pursuant to the Offer, except as provided in this Agreement, shall be converted in the Merger into the right to receive an amount equal to the Merger Consideration, net to the seller in cash and without interest;

WHEREAS, Parent, Merger Sub and the Company acknowledge and agree that the Merger shall be governed by and effected under Section 251(h) of the DGCL and, subject to the terms of this Agreement, effected as soon as practicable following the consummation (as defined in Section 251(h) of the DGCL) of the Offer;

WHEREAS, the Board of Directors of the Company (the “Company Board”) has unanimously (i) determined that the Offer, the Merger and the other transactions contemplated by this Agreement (collectively, the “Transactions”) are fair to and in the best interests of the Company and its stockholders, (ii) duly authorized and approved the execution, delivery and performance by the Company of this Agreement and the consummation by the Company of the Transactions, (iii) declared this Agreement and the Transactions advisable and (iv) recommended that the Company’s stockholders tender their shares of Company Common Stock in the Offer;

WHEREAS, the Board of Directors of each of Parent and Merger Sub has duly authorized and approved the execution, delivery and performance by each of Parent and Merger Sub of this Agreement and the consummation by Parent and Merger Sub of the Transactions, and the Board of Directors of Merger Sub has declared this Agreement and the Transactions advisable and recommended that Parent, as sole stockholder of Merger Sub, adopt this Agreement; and

WHEREAS, Parent, Merger Sub and the Company desire to make certain representations, warranties, covenants and agreements in connection with the Offer and the Merger and also to prescribe various conditions to the Offer and the Merger.

NOW, THEREFORE, the parties hereto agree as follows:

ARTICLE I

THE OFFER

SECTION 1.01 The Offer.

(a) Provided that this Agreement shall not have been terminated in accordance with Section 8.01 and provided, further, that the Company is prepared in accordance with Section 1.02(a) to file with the SEC, and to disseminate to holders of shares of Company Common Stock, the Schedule 14D-9 on the same date as Merger Sub commences the Offer, subject to the terms and conditions of this Agreement, as promptly as practicable (but in no event earlier than ten business days after the date of this Agreement or later than twelve business days after the date of this Agreement), Merger Sub shall, and Parent shall cause Merger Sub to, commence (within the meaning of the applicable rules and regulations of the Securities and Exchange Commission (the “SEC”)) the Offer at the Offer Price. The obligations of Merger Sub to, and of Parent to cause Merger Sub to, irrevocably accept for payment, and pay for, any shares of Company Common Stock validly tendered and not properly withdrawn pursuant to the Offer shall be subject only to the satisfaction or waiver of the conditions set forth in Exhibit A hereto (as they may be amended from time to time in accordance with this Agreement, the “Offer Conditions”). The initial expiration date of the Offer shall be at the time that is one minute following 11:59 p.m., Eastern time, on the date that is 20 business days (determined using Rule 14d-1(g)(3) of the Securities Exchange Act of 1934, as amended (together with the rules and regulations promulgated thereunder, the “Exchange Act”)) after the date the Offer is first commenced (within the meaning of Rule 14d-2 promulgated under the Exchange Act) (such time, or such subsequent time to which the expiration of the Offer is extended in accordance with this Agreement, the “Expiration Time,” and such date, or such subsequent date to which the expiration of the Offer is extended in accordance with this Agreement, the “Expiration Date”). Merger Sub expressly reserves the right to waive, in its sole discretion, in whole or in part, any Offer Condition or modify the terms of the Offer, except that, without the prior written consent of the Company, Merger Sub shall not, and Parent shall not permit Merger Sub to, (i) reduce the number of shares of Company Common Stock subject to the Offer, (ii) reduce the Offer Price or change the form of consideration payable pursuant to the Offer, (iii) waive, amend or modify the Minimum Tender Condition or the Termination Condition, (iv) add to the Offer Conditions or impose any other conditions on the Offer or amend, modify or supplement any Offer Condition in any manner adverse to the holders of Company Common Stock, (v) except as otherwise provided in this Section 1.01(a), terminate, or extend or otherwise amend or modify the Expiration Time (vi) otherwise amend or modify any terms of the Offer in any manner adverse to the holders of Company Common Stock or (vii) provide any “subsequent offering period” in accordance with Rule 14d-11 of the Exchange Act. Notwithstanding the foregoing, Merger Sub shall, and Parent shall cause Merger Sub to, (A) extend the Offer for one or more consecutive increments of not more than ten business days each (or for such longer period as may be agreed to by Parent and the Company), if at the otherwise scheduled Expiration Time of the Offer any of the Offer Conditions shall not have been satisfied or waived, until such time as such conditions shall have been satisfied or waived; provided that if at the otherwise scheduled Expiration Time of the Offer, each Offer Condition (other than the Minimum Tender Condition and the Offer Condition in clause (v) of Exhibit A (which only need to be capable of being satisfied)) shall have been satisfied or waived, neither Merger Sub nor Parent shall have any obligation to (but Merger Sub and Parent may elect to, and if so requested by the

Company, Merger Sub shall, and Parent shall cause Merger Sub to) extend the Offer for one or more consecutive increments of such duration as requested by the Company (or if not so requested by the Company, as determined by Parent), but not more than ten business days each (or for such longer period as may be agreed to by Parent and the Company); provided, further, that the Company shall not request Merger Sub to, and neither Merger Sub nor Parent shall have any obligation to, extend the Offer in the circumstances described in the foregoing proviso on more than two occasions and (B) extend the Offer for the minimum period required by any rule, regulation or interpretation or position of the SEC or the staff thereof or the New York Stock Exchange (the “NYSE”) or the staff thereof applicable to the Offer; provided that in no circumstances shall Parent and Merger Sub shall not be required to extend the Offer beyond the Outside Date. On the terms and subject only to the Offer Conditions and this Agreement, Merger Sub shall, and Parent shall cause Merger Sub to, accept for payment, and pay for, all shares of Company Common Stock validly tendered and not properly withdrawn pursuant to the Offer that Merger Sub becomes obligated to purchase pursuant to the Offer as promptly as practicable after the Expiration Date (which shall be the next business day (determined using Rule 14d-1(g)(3) under the Exchange Act) after the Expiration Date absent extenuating circumstances) and, in any event, no more than three business days after the Expiration Date. The time at which Merger Sub first irrevocably accepts for purchase the shares of Company Common Stock tendered in the Offer is referred to as the “Offer Closing Time.” The Offer may not be terminated or withdrawn prior to its Expiration Date (as extended and re-extended in accordance with this Section 1.01(a)), unless this Agreement is validly terminated in accordance with Section 8.01. If this Agreement is validly terminated in accordance with Section 8.01, Merger Sub shall promptly terminate the Offer and return, and shall cause any depository acting on behalf of Merger Sub to return, all tendered shares of Company Common Stock to the registered holders thereof. Nothing contained in this Section 1.01(a) shall affect any termination rights set forth in Section 8.01.

(b) As promptly as reasonably practicable on the date of commencement of the Offer, Parent and Merger Sub shall (i) file with the SEC a Tender Offer Statement on Schedule TO with respect to the Offer, which shall include an offer to purchase and a related letter of transmittal and summary advertisement containing the terms set forth in this Agreement and Exhibit A hereto (such Schedule TO, as amended from time to time, and the documents included therein pursuant to which the Offer will be made, together with any supplements or amendments thereto, the “Offer Documents”) and (ii) disseminate the Offer Documents to the holders of Company Common Stock as and to the extent required by applicable U.S. federal securities Law. The Company shall furnish to Parent and Merger Sub all information concerning the Company required by the Exchange Act to be set forth in the Offer Documents. Each of Parent, Merger Sub and the Company shall promptly correct any information provided by it for use in the Offer Documents if and to the extent that such information shall have become false or misleading in any material respect, and to correct any material omissions therefrom, and each of Parent and Merger Sub shall take all steps necessary to amend or supplement the Offer Documents and to cause the Offer Documents, as so amended or supplemented, to be filed with the SEC and disseminated to the holders of Company Common Stock, in each case as and to the extent required by applicable Law. Parent and Merger Sub shall provide the Company and its counsel with copies of any written comments, and shall inform the Company and its counsel of any oral comments, that Parent, Merger Sub or their counsel may receive from the SEC or its staff with respect to the Offer Documents promptly after the receipt of such comments. Except from and after an Adverse Recommendation Change, prior to the filing of the Offer Documents (including any amendment or supplement thereto) with the SEC or the dissemination thereof to the holders of Company Common Stock, or responding to any comments of the SEC or its staff with respect to the Offer Documents, Parent and Merger Sub shall (x) provide the Company and its counsel a reasonable opportunity to review and comment on such Offer Documents or response (it being understood that the Company and its counsel shall provide any comments thereon as soon as reasonably practicable) and (y) give reasonable and good faith consideration to any comments made by the Company or its counsel. Parent and Merger Sub shall respond promptly to any comments of the SEC or its staff with respect to the Offer Documents.

(c) Parent shall provide or cause to be provided to Merger Sub on a timely basis the funds necessary to purchase any shares of Company Common Stock that Merger Sub becomes obligated to purchase pursuant to the Offer.

(d) Without limiting the other provisions of this Agreement, if, between the date of this Agreement and the Offer Closing Time, the outstanding shares of Company Common Stock are changed into a different number or class of shares by reason of any stock split, division or subdivision of shares, stock dividend, reverse stock split, consolidation of shares, reclassification, recapitalization or other similar transaction, then the Offer Price shall be appropriately adjusted.

SECTION 1.02 Company Actions.

(a) On the date the Offer Documents are filed with the SEC, the Company shall file with the SEC a Solicitation/Recommendation Statement on Schedule 14D-9 with respect to the Offer (such Schedule 14D-9, as amended from time to time, together with any exhibits, amendments or supplements thereto, the “Schedule 14D-9”), including a description of the Company Board Recommendation (subject to Section 5.02(f) and (g)) and shall disseminate the Schedule 14D-9 to the holders of Company Common Stock, as and to the extent required by applicable U.S. federal securities Law. The Schedule 14D-9 shall also contain the notice of appraisal rights required to be delivered by the Company under Section 262(d) of the DGCL at the time the Company first files the Schedule 14D-9 with the SEC and the fairness opinion delivered by Evercore Group L.L.C. Parent and Merger Sub shall furnish to the Company all information concerning Parent and Merger Sub required by the Exchange Act to be set forth in the Schedule 14D-9. Each of the Company, Parent and Merger Sub shall promptly correct any information provided by it for use in the Schedule 14D-9 if and to the extent that such information shall have become false or misleading in any material respect, and to correct any material omissions therefrom, and the Company shall take all steps necessary to amend or supplement the Schedule 14D-9 and to cause the Schedule 14D-9, as so amended or supplemented, to be filed with the SEC and disseminated to the holders of Company Common Stock, in each case as and to the extent required by applicable Law. The Company shall provide Parent and its counsel with copies of any written comments, and shall inform Parent and its counsel of any oral comments, that the Company or its counsel may receive from the SEC or its staff with respect to the Schedule 14D-9 promptly after the receipt of such comments. Except from and after an Adverse Recommendation Change, prior to the filing of the Schedule 14D-9 (including any amendment or supplement thereto) with the SEC or the dissemination thereof to the holders of Company Common Stock, or responding to any comments of the SEC or its staff with respect to the Schedule 14D-9, the Company shall (x) provide Parent and its counsel a reasonable opportunity to review and comment on such Schedule

14D-9 or response (it being understood that Parent and its counsel shall provide any comments thereon as soon as reasonably practicable) and (y) give reasonable and good faith consideration to any comments made by Parent or its counsel. The Company shall respond promptly to any comments of the SEC or its staff with respect to the Schedule 14D-9. The Company hereby consents to the inclusion in the Offer Documents of a description of the Company Board Recommendation (except to the extent that, prior to the filing of the Offer Documents, the Company Board shall have withdrawn or modified the Company Board Recommendation in accordance with Section 5.02(f) or (g)).

(b) In connection with the Offer, the Company shall cause its transfer agent to promptly furnish Parent or Merger Sub with mailing labels containing the names and addresses of the record holders of shares of Company Common Stock as of the most recent practicable date preceding the date on which the Offer is commenced and of those Persons becoming record holders subsequent to such date, together with copies of all lists of stockholders, security position listings, computer files and all other information in the Company’s possession or control regarding the beneficial owners of shares of Company Common Stock, and shall furnish to Parent or Merger Sub such information and reasonable assistance (including updated lists of stockholders, security position listings and computer files) as Parent or Merger Sub may reasonably request in communicating the Offer and disseminating the Offer Documents to the Company’s stockholders. Subject to the requirements of applicable Law, and except for such steps as are necessary to disseminate the Offer Documents and any other documents necessary to consummate the Transactions, Parent and Merger Sub shall hold in confidence the information contained in any such labels, listings and files, shall use such information only in connection with the Offer and the Merger and, if this Agreement shall be terminated, shall, upon request, deliver to the Company or destroy (and shall direct their agents to deliver to the Company or destroy) all copies of such information (and certify in writing to the Company such destruction, if applicable).

ARTICLE II

THE MERGER

SECTION 2.01 The Merger. On the terms and subject to the conditions set forth in this Agreement, and in accordance with the DGCL (including Section 251(h) of the DGCL), Merger Sub shall be merged with and into the Company at the Effective Time. At the Effective Time, the separate corporate existence of Merger Sub shall cease and the Company shall continue as the surviving corporation (the “Surviving Corporation”).

SECTION 2.02 Merger Closing. The closing of the Merger (the “Merger Closing”) shall take place remotely on a date to be specified by Parent and the Company, which date shall be as soon as practicable following the Offer Closing Time, subject to the satisfaction or (to the extent permitted by Law) waiver by the party or parties entitled to the benefits thereof of the conditions set forth in Article VII, other than those conditions that by their nature are to be satisfied at the Merger Closing, (but in no event later than the second business day following such satisfaction or waiver of such conditions) unless another date, time or place is agreed to in writing by Parent and the Company. The date on which the Merger Closing occurs is referred to in this Agreement as the “Merger Closing Date”.

SECTION 2.03 Effective Time. Prior to the Merger Closing, Parent and the Company shall prepare, and on the Merger Closing Date, the Company shall file with the Secretary of State of the State of Delaware, a certificate of merger or other appropriate documents (in any such case, the “Certificate of Merger”) executed in accordance with the relevant provisions of the DGCL and shall make all other filings or recordings required under the DGCL to effectuate the Merger. The Merger shall become effective at such time as the Certificate of Merger is duly filed with the Secretary of State of the State of Delaware or at such other time as Parent and the Company shall agree and specify in the Certificate of Merger (the time the Merger becomes effective is referred to in this Agreement as the “Effective Time”).

SECTION 2.04 Merger Without Meeting of Stockholders. The Merger shall be governed by and effected under Section 251(h) of the DGCL, without a vote on the adoption of this Agreement by the holders of shares of Company Common Stock. The parties agree to take all necessary and appropriate action to cause the Merger to become, and that the Merger shall become, effective as soon as practicable following the consummation (within the meaning of Section 251(h) of the DGCL) of the Offer, without a vote of stockholders of the Company in accordance with Section 251(h) of the DGCL.

SECTION 2.05 Effects of Merger. The Merger shall have the effects provided in this Agreement and as set forth in Section 259 of the DGCL.

SECTION 2.06 Certificate of Incorporation and Bylaws.

(a) At the Effective Time, the Certificate of Incorporation of the Surviving Corporation shall be amended and restated in its entirety to be in the form attached as Exhibit B and, as so amended and restated, such certificate of incorporation shall be the Certificate of Incorporation of the Surviving Corporation, until thereafter changed or amended as provided therein or permitted by applicable Law (including the DGCL), subject to Section 6.04.

(b) The bylaws of Merger Sub as in effect immediately prior to the Effective Time shall be the bylaws of the Surviving Corporation from and after the Effective Time until thereafter changed or amended as provided therein or permitted by applicable Law, subject to Section 6.04, except that references to the name of Merger Sub shall be replaced by the name of the Surviving Corporation.

SECTION 2.07 Directors and Officers.

(a) The directors of Merger Sub immediately prior to the Effective Time shall be the directors of the Surviving Corporation immediately following the Effective Time, until the earlier of their resignation or removal or until their respective successors are duly elected and qualified, as the case may be. Prior to the Offer Closing Time, the Company shall use commercially reasonable efforts to cause each director of the Company immediately prior to the Effective Time to execute and deliver a letter effectuating his or her resignation as a member of the Company Board, to be effective as of the Effective Time.

(b) The officers of Merger Sub immediately prior to the Effective Time shall be the officers of the Surviving Corporation, until the earlier of their resignation or removal or until their respective successors are duly elected or appointed and qualified, as the case may be.

SECTION 2.08 Effect on Capital Stock. At the Effective Time, by virtue of the Merger and without any action on the part of the holder of any shares of Company Common Stock or any shares of capital stock of Merger Sub:

(a) Capital Stock of Merger Sub. Each share of capital stock of Merger Sub issued and outstanding immediately prior to the Effective Time shall be converted into and become one fully paid and nonassessable share of common stock, par value $0.0001 per share, of the Surviving Corporation and shall constitute the only outstanding shares of capital stock of the Surviving Corporation.

(b) Cancelation of Treasury Stock and Parent-Owned Stock. Each share of Company Common Stock that (i) is owned by the Company immediately prior to the Effective Time, (ii) was owned by Parent, Merger Sub or any subsidiary of Parent at the commencement of the Offer and is owned by Parent, Merger Sub or any subsidiary of Parent immediately prior to the Effective Time or (iii) was irrevocably accepted for purchase in the Offer shall no longer be outstanding and shall automatically be canceled and shall cease to exist, and no consideration shall be delivered or deliverable in exchange therefor (other than, for the avoidance of doubt and without duplication, any consideration that remains payable pursuant to the Offer with respect to any shares of Company Common Stock accepted for purchase in the Offer).

(c) Conversion of other Company Common Stock. Subject to Sections 2.08(b) and 2.08(d), each issued and outstanding share of Company Common Stock shall be converted into the right to receive the Offer Price in cash and without interest (the “Merger Consideration”), less any applicable Tax withholding. As of the Effective Time, all such shares of Company Common Stock shall no longer be outstanding and shall cease to exist, and each holder of any such shares of Company Common Stock shall cease to have any rights with respect thereto, except the right to receive the Merger Consideration in accordance with Section 2.09, without interest.

(d) Appraisal Rights. Notwithstanding anything in this Agreement to the contrary, shares (“Appraisal Shares”) of Company Common Stock that are outstanding immediately prior to the Effective Time and that are held by any Person who is entitled to demand and properly demands appraisal of such Appraisal Shares pursuant to, and who complies in all respects with, Section 262 of the DGCL (“Section 262”) shall not be converted into the Merger Consideration as provided in Section 2.08(c), but instead, at the Effective Time, the Appraisal Shares shall no longer be outstanding and shall automatically be canceled and shall cease to exist, and the holders of Appraisal Shares shall cease to have any rights with respect thereto except the right to payment of the fair value of such Appraisal Shares in accordance with Section 262; provided that if any such holder shall fail to perfect the right to appraisal under Section 262 with respect to such Appraisal Shares or withdraw in accordance with Section 262 its demand for appraisal under Section 262 with respect to such Appraisal Shares, then the right of such holder to be paid the fair value of such holder’s Appraisal Shares shall cease and such Appraisal Shares shall be deemed to have been converted as of the Effective Time into, and to have become exchangeable solely for the right to receive, the Merger Consideration as provided in Section 2.08(c), without interest. The Company shall give prompt written notice to Parent of any demands received by the Company for appraisal of any shares of Company Common Stock, and Parent shall have the right to participate in, and direct all negotiations and Proceedings with respect to such demands. The Company shall not, without the prior written consent of Parent, make any payment with respect to, or settle or offer to settle, any such demands, or agree to do any of the foregoing. Prior to the Offer Closing Time, Parent shall not, except with the prior written consent of the Company, require the Company to make any payment with respect to any demands for appraisal or offer to settle or settle any such demands.

SECTION 2.09 Payment of Merger Consideration.

(a) Paying Agent. Prior to the Effective Time, Parent shall select a bank or trust company reasonably acceptable to the Company to act as paying agent (the “Paying Agent”) for the payment of the Merger Consideration to former holders of Company Common Stock. Parent shall, or shall cause the Surviving Corporation to, deposit with the Paying Agent, at or immediately after the Effective Time, cash necessary to pay the Merger Consideration in respect of the shares of Company Common Stock converted into the right to receive cash pursuant to Section 2.08(c) (such cash being hereinafter referred to as the “Payment Fund”).

(b) Payment Procedure. As promptly as reasonably practicable after the Effective Time (but in no event later than three business days after the Effective Time), the Surviving Corporation or Parent shall cause the Paying Agent to mail to each holder of record of a certificate or certificates that immediately prior to the Effective Time represented outstanding shares of Company Common Stock (the “Certificates”) that were converted into the right to receive the Merger Consideration pursuant to Section 2.08 (i) a letter of transmittal (which shall specify that delivery shall be effected, and risk of loss and title to the Certificates shall pass, only upon proper delivery of the Certificates to the Paying Agent, and shall be in such form and have such other provisions as are customary and reasonably acceptable to the Company and Parent) and (ii) instructions for effecting the surrender of the Certificates in exchange for the Merger Consideration. Upon surrender of a Certificate to the Paying Agent for cancelation, together with such letter of transmittal, duly executed and in proper form, and such other documents as may reasonably be required by the Paying Agent, the holder of such Certificate shall be entitled to receive in exchange therefor the amount of cash into which the shares of Company Common Stock theretofore represented by such Certificate shall have been converted pursuant to Section 2.08, and the Certificate so surrendered shall forthwith be canceled. In the event of a transfer of ownership of Company Common Stock that is not registered in the transfer records of the Company, payment may be made to a Person other than the Person in whose name the Certificate so surrendered is registered, if such Certificate shall be properly endorsed or otherwise be in proper form for transfer and the Person requesting such payment shall pay any transfer or other Taxes required by reason of the payment to a Person other than the registered holder of such Certificate or establish to the satisfaction of Parent that such Tax has been paid or is not applicable. Until surrendered as contemplated by this Section 2.09, each Certificate shall be deemed at any time after the Effective Time to represent only the right to receive upon such surrender the amount of cash, without interest, into which the shares of Company Common Stock theretofore represented by such Certificate have been converted pursuant to Section 2.08. No interest shall be paid or accrue on the cash payable upon surrender of any Certificate.

(c) Treatment of Book-Entry Shares. No holder of record of Book-Entry Shares shall be required to deliver a Certificate or an executed letter of transmittal to the Paying Agent to receive the Merger Consideration in respect of such Book-Entry Shares. In lieu thereof, such holder of record shall be entitled to receive, and the Surviving Corporation or Parent shall cause the Paying Agent to pay and deliver as promptly as reasonably practicable after the Effective Time (but in no event later than three business days after the Effective Time to each such holder of record as of the Effective Time), an amount of U.S. dollars equal to the aggregate amount of Merger Consideration, without interest and less any applicable Tax withholding, to which such holder is entitled hereunder, and such Book-Entry Shares shall forthwith be canceled. Payment of the Merger Consideration with respect to Book-Entry Shares shall only be made to the Person in whose name such Book-Entry Shares are registered.

(d) Adjustments. Without limiting the other provisions of this Agreement, if, between the date of this Agreement and the Effective Time, the outstanding shares of Company Common Stock are changed into a different number or class of shares by reason of any stock split, division or subdivision of shares, stock dividend, reverse stock split, consolidation of shares, reclassification, recapitalization or other similar transaction, then the Merger Consideration shall be appropriately adjusted.

(e) No Further Ownership Rights in Company Common Stock. The Merger Consideration paid in accordance with the terms of this Article II as a result of the conversion of any shares of Company Common Stock shall be deemed to have been paid in full satisfaction of all rights pertaining to such shares of Company Common Stock. After the Effective Time there shall be no further registration of transfers on the stock transfer books of the Surviving Corporation of shares of Company Common Stock that were outstanding immediately prior to the Effective Time. If, after the Effective Time, any Certificates are presented to the Surviving Corporation or the Paying Agent for any reason, such Certificates shall be canceled and exchanged as provided in this Article II.

(f) Lost, Stolen or Destroyed Certificates. Notwithstanding the requirements to surrender a Certificate contained in Section 2.09, if any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such Certificate to be lost, stolen or destroyed and, if required by the Surviving Corporation, the posting by such Person of a bond, in such reasonable amount as Parent may direct, as indemnity against any claim that may be made against it with respect to such Certificate, the Paying Agent will pay, in exchange for the shares of Company Common Stock formerly represented by such lost, stolen or destroyed Certificate, the applicable Merger Consideration to be paid in respect of such shares, without interest and less any applicable Tax withholding.

(g) Termination of Payment Fund. Any portion of the Payment Fund (and any interest or other income earned thereon) that remains undistributed as of the 12-month anniversary of the Merger Closing Date shall be delivered to Parent or its designated affiliate, upon demand, and any former holder of Company Common Stock entitled to payment of Merger Consideration who has not theretofore complied with this Article II shall thereafter look only to Parent or any successor-in-interest of Parent for payment of its claim for Merger Consideration (subject to applicable abandoned property, escheat and other similar Law).

(h) No Liability. None of Parent, Merger Sub, the Company, the Surviving Corporation or the Paying Agent shall be liable to any Person in respect of any cash from the Payment Fund delivered to a public official pursuant to any applicable abandoned property, escheat or similar Law. If any Certificate has not been surrendered prior to the date on which the

Merger Consideration in respect of such Certificate would otherwise escheat to or become the property of any Governmental Entity, any such Merger Consideration in respect of such Certificate shall, to the extent permitted by applicable Law, immediately prior to such date become the property of the Surviving Corporation or its designated affiliate, free and clear of any claims or interest of any such holders or their successors, assigns or personal representative previously entitled thereto, subject to the claims of any former holder of Company Common Stock entitled to payment of Merger Consideration who has not theretofore complied with this Article II.

(i) Investment of Payment Fund. The Payment Fund shall be invested by the Paying Agent as directed by Parent. Nothing contained in this Section 2.09(i) and no investment losses resulting from the investment of the Payment Fund shall diminish the rights of the stockholders of the Company to receive the Merger Consideration. To the extent there are losses or the Payment Fund for any reason (including Appraisal Shares losing their status as such) is less than the level required to promptly pay the Merger Consideration pursuant to Section 2.08(c), Parent shall replace, restore or add to the cash in the Payment Fund to ensure the prompt payment of the Merger Consideration. Any interest and other income resulting from such investments shall be the property of, and paid to, Parent or its designated affiliate.

SECTION 2.10 Equity Awards.

(a) As of immediately prior to the Effective Time, each Company Stock Option that is then outstanding but not then vested or exercisable shall become immediately vested and exercisable in full. At the Effective Time, each Company Stock Option that is then outstanding shall be canceled and the holder thereof shall be entitled to receive an amount in cash without interest, less any applicable Tax withholding, equal to the product obtained by multiplying (i) the excess, if any, of the Merger Consideration over the exercise price per share of Company Common Stock underlying such Company Stock Option by (ii) the number of shares of Company Common Stock underlying such Company Stock Option (such amount, the “Company Stock Option Cash Consideration”). Any Company Stock Option that has an exercise price that equals or exceeds the Merger Consideration shall be canceled for no consideration. Parent shall cause the Surviving Corporation to pay the Company Stock Option Cash Consideration at or reasonably promptly after the Effective Time (but in no event later than five business days after the Effective Time).

(b) As of immediately prior to the Effective Time, each Company RSU and Company PSU (or portion thereof and after giving effect to the Performance Company RSU Conversion) that is outstanding but not then vested shall become immediately vested in full. At the Effective Time, each Company RSU and Company PSU that is then outstanding shall be canceled and the holder thereof shall be entitled to receive an amount in cash without interest, less any applicable Tax withholding, equal to Merger Consideration (such amount, the “Company RSU Cash Consideration”). Parent shall cause the Surviving Corporation to pay the Company RSU Cash Consideration at or reasonably promptly after the Effective Time (but in no event later than five business days after the Effective Time); provided that notwithstanding anything to the contrary contained in this Agreement, any payment in respect of any Company RSU or Company PSU which immediately prior to such cancellation is “deferred compensation” subject to Section 409A of the Code shall be made on such other date or dates as may be required in order to comply with Section 409A of the Code.

(c) The achievement of applicable performance metrics of each Company PSU (or portion thereof) that is unvested, unexpired, and outstanding for which the Performance Period has not been completed as of the Effective Time will, as of immediately prior to the Effective Time, be determined in good faith by the Company Board or a committee thereof in accordance with the terms of the Company PSU award agreements by multiplying the target number of shares of Company Common Stock subject to the Company PSU award by the applicable multiplier based on actual performance measured from the grant date of the applicable Company PSU award through the last trading day immediately preceding the Merger Closing Date and using the Merger Consideration as the Company’s share price with respect to any performance goal based on total shareholder return, reduced by the number of shares of Company Common Stock, if any, earned and paid with respect to any previously completed performance periods applicable to such Company PSU award (the “Performance Company RSU Conversion”). For the avoidance of doubt, for any Performance Period that has been completed prior to the Effective Time, but for which the performance achievement has not yet been determined as of prior to the Effective Time, the Company Board or a committee thereof shall determine in good faith the performance achievement and the resulting number of shares of Company Common Stock eligible to vest on the applicable vesting date prior the Effective Time based on actual performance of the applicable performance goals as set forth under the applicable award agreement.

(d) Any Company Stock Option Cash Consideration or Company RSU Cash Consideration to which an employee or former employee of the Company or any of the Company Subsidiaries becomes entitled pursuant to Section 2.10(a) or Section 2.10(b) shall be paid through the payroll of the Surviving Corporation or one of its subsidiaries, as applicable. Any Company Stock Option Cash Consideration or Company RSU Cash Consideration to which any other person becomes entitled pursuant to Section 2.10(a) or Section 2.10(b) shall be paid by the Surviving Corporation or one of its subsidiaries, as applicable (or, at the option of the Surviving Corporation, by the Paying Agent).

(e) As soon as practicable following the date hereof, the Company shall take all actions with respect to the Company ESPP that are necessary to provide that (i) with respect to the offering period under the Company ESPP in effect as of the date hereof, if any (the “ESPP Offering Period”), no individual who was not a participant in the Company ESPP as of the date hereof may enroll in the Company ESPP with respect to such ESPP Offering Period and no participant may increase the percentage amount of his or her payroll deduction election from that in effect on the date hereof for such ESPP Offering Period, (ii) no new offering period shall be commenced under the Company ESPP prior to the Effective Time, (iii) immediately prior to the Effective Time, the Company ESPP shall terminate and (iv) if the applicable purchase date with respect to the ESPP Offering Period would otherwise occur on or after the Offer Closing Time, then the ESPP Offering Period will be shortened and the applicable purchase date with respect to the ESPP Offering Period will occur on the day immediately preceding the date on which the Offer Closing Time occurs. All shares purchased under the Company ESPP shall be treated identically to all other shares of Company Common Stock in the Merger and receive the payment of the Merger Consideration therefor in accordance with Section 2.08(c).

(f) Prior to the Effective Time, the Company Board (or, if appropriate, any committee thereof administering any Company Stock Plan or the Company ESPP) shall adopt such resolutions or take such action by written consent in lieu of a meeting, provide such notice, if any, to the extent required under the terms of any Company Stock Plan, obtain any necessary consents and take all other necessary or appropriate actions to (i) give effect to the transactions contemplated herein; (ii) terminate each of the Company Stock Plans as of the Effective Time; and (iii) ensure that after the Effective Time, no holder of any Company Stock Option, Company RSU or Company PSU, any beneficiary thereof nor any other participant in any Company Stock Plan shall have any right thereunder to acquire any shares of the Company or to receive any payment or benefit with respect to any award previously granted under any Company Stock Plan, except as provided in this Section 2.10. The Company shall provide Parent with documentation evidencing the completion of the foregoing actions (the form and substance of such documentation shall be subject to review and approval by Parent, such approval not to be unreasonably withheld, conditioned or delayed) no later than three business days preceding the Effective Time.

SECTION 2.11 Withholding Rights. Each of the Company, the Surviving Corporation, Merger Sub, Parent, any of their applicable subsidiaries, the depositary for the Offer and the Paying Agent shall be entitled to deduct and withhold from the amounts otherwise payable pursuant to this Agreement or the Offer such amounts as are required to be deducted and withheld with respect to the making of such payment under the Internal Revenue Code of 1986, as amended (the “Code”), or under any provision of state, local or foreign Tax Law. Amounts so deducted or withheld and paid over to the appropriate Tax Authority shall be treated for all purposes of this Agreement as having been paid to the Person in respect of which such deduction or withholding was made.

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

Except (i) other than with respect to Sections 3.01, 3.02, 3.03, 3.04, and 3.05, as disclosed in the reports, schedules, forms, statements and other documents filed by the Company with, or furnished by the Company to, the SEC on or after January 1, 2020, and publicly available at least one business day prior to the date of this Agreement (the “Filed Company SEC Documents”) (but excluding in the case of this clause (i) any disclosures under the headings “Risk Factors” or “Forward Looking Statements” or other similar cautionary, predictive or forward-looking disclosures contained in such Filed Company SEC Documents) or (ii) as set forth in the letter, dated as of the date of this Agreement, from the Company to Parent and Merger Sub (which shall be arranged in numbered and lettered sections corresponding to the numbered and lettered sections contained in this Article III, and the disclosure in any section shall be deemed to qualify or apply to other sections in this Article III to the extent that it is reasonably apparent on its face that such disclosure also qualifies or applies to such other sections) (the “Company Disclosure Letter”), the Company represents and warrants to Parent and Merger Sub as follows:

SECTION 3.01 Organization, Standing and Power. The Company is duly organized, validly existing and in good standing under the laws of the State of Delaware. The Company (a) has full power and authority necessary to enable it to own, lease or otherwise hold its properties and assets and to conduct its business as presently conducted and (b) is duly qualified or licensed to do business and in good standing in each jurisdiction where the nature of its business or its ownership or leasing of its properties makes such qualification or licensing necessary, other than where the failure to have such power and authority or to be so qualified or licensed and in good standing has not had, and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. True and complete copies of the certificate of incorporation of the Company, as amended to the date of this Agreement (as so amended, the “Company Charter”), and the bylaws of the Company, as amended to the date of this Agreement (as so amended, the “Company Bylaws”), have been made available to Parent. The Company Charter and the Company Bylaws are in full force and effect and the Company is not in violation of any of the provisions of the Company Charter or Company Bylaws.

SECTION 3.02 Capital Structure.

(a) The authorized capital stock of the Company consists of 100,000,000 shares of Company Common Stock, par value $0.0003 per share and 5,000,000 shares of preferred stock, par value $0.0003 per share (the “Company Preferred Stock”). At the close of business on January 5, 2022 (the “Measurement Date”), (i) 34,951,078 shares of Company Common Stock were issued and outstanding, (ii) zero shares of Company Common Stock were held by the Company in its treasury, (iii) 94,748 shares of Company Common Stock were subject to outstanding Company Stock Options with a weighted average exercise price of $13.69 per share, (iv) 1,961,529 shares of Company Common Stock were subject to outstanding Company RSUs, (v) 491,239 shares of Company Common Stock were subject to outstanding Company PSUs at the maximum amounts permitted under the terms of such Company PSUs (and 225,400 shares of Company Common Stock at the target amounts under the terms of such Company PSUs), (vi) 1,143,426 shares of Company Common Stock were reserved for future awards under the Company Stock Plans, (vii) a maximum of 54,586 shares of Company Common Stock could be delivered pursuant to the Company ESPP upon exercise of the outstanding purchase rights, (viii) the maximum number of shares of Company Common Stock subject to issuance pursuant to the outstanding Convertible Senior Notes to the extent converted in accordance with their terms and giving effect to the Transaction is 5,364,533 assuming the Merger Closing Date is February 28, 2022 and (ix) no shares of Company Preferred Stock were issued or outstanding. Except as set forth above, at the close of business on the Measurement Date, no shares of capital stock of the Company were issued, reserved for issuance or outstanding. The Conversion Rate (as defined in the Convertible Senior Notes Indentures) of each of the Convertible Senior Notes is set forth on Company Disclosure Letter as of the date of this Agreement. No Company Subsidiary owns any shares or other securities of the Company.

(b) All outstanding shares of Company Common Stock are, and all such shares that may be issued prior to the Effective Time will be when issued, duly authorized, validly issued, fully paid and nonassessable and not subject to preemptive rights. All of the outstanding shares of Company Common Stock have been issued in compliance with applicable securities Laws.

(c) Neither the Company nor any of the Company Subsidiaries has outstanding bonds, debentures, notes or other obligations, the holders of which have the right to vote (or, other than the Convertible Senior Notes, that are convertible into or exercisable for securities having the right to vote) with the Company’s stockholders on any matter (“Voting Company Debt”).

(d) All Convertible Senior Notes were issued pursuant to, and all the terms and conditions of the Convertible Senior Notes are evidenced by, the Convertible Senior Notes Indentures, and all Capped Call Transactions were made pursuant to and are evidenced by the Capped Call Documentation, and there are no other agreements or side letters with respect to the Convertible Senior Notes or Capped Call Transactions.

(e) Except as set forth in Section 3.02(a), as of the date of this Agreement, there are no options, warrants, convertible or exchangeable securities, stock-based performance units or other rights or Contracts to which the Company or any Company Subsidiary is a party or by which the Company or any Company Subsidiary is bound obligating the Company or any Company Subsidiary to (i) issue, transfer or sell or cause to be issued, transferred or sold any shares of capital stock or other voting securities or equity interests in, or any security convertible into or exchangeable for any such shares, voting securities or equity interests in the Company or any Voting Company Debt or (ii) redeem, repurchase or otherwise acquire any such shares of capital stock or other voting securities or equity interests or any Company Voting Debt. From the close of business on the Measurement Date to the date hereof, the Company has not issued any shares of capital stock or other voting securities or equity interests of the Company or options, warrants, convertible or exchangeable securities, stock-based performance units or other rights to acquire shares of capital stock or other voting securities or equity interests of the Company or other rights that give the holder thereof any economic or voting interest of a nature accruing to the holders of Company Common Stock, except for shares of Company Common Stock upon the exercise of Company Stock Options, the settlement of Company RSUs or Company PSUs, or the exercise purchase rights under the Company ESPP, in each case which are outstanding as of the close of business on the Measurement Date.

(f) All Company Stock Options, Company RSUs and Company PSUs are evidenced by written award agreements, in each case, substantially in the forms that have been made available to Parent, except that such agreements differ from such forms and from one another with respect to the number of shares of Company Common Stock covered thereby, the exercise price (if applicable), exercise period (if applicable), vesting schedule and expiration date applicable thereto.

(g) Section 3.02(g) of the Company Disclosure Letter sets forth, as of the close of business on the Measurement Date, each outstanding award of Company Stock Options, Company RSUs and Company PSUs and to the extent applicable, (i) the name (or employee identification number) and country of residence (if outside the U.S.) of the holder thereof, (ii) the number of shares of Company Common Stock issued or issuable thereunder, (iii) the expiration date, (iv) the exercise price relating thereto, (v) the grant date, (vi) the amount vested and outstanding and the amount unvested and outstanding, and (vii) the Company Stock Plan pursuant to which the award was made (or agreement or arrangement if such award was not granted under a Company Stock Plan). Each grant of a Company Stock Option was duly authorized no later than the date on which the grant of such Company Stock Option was by its terms to be effective (the “Company Option Grant Date”) by all necessary corporate action, including, as applicable, approval by the Company Board (or a duly constituted and authorized committee thereof or other authorized designee) and any required stockholder approval by the necessary number of votes or written consents. The Company does not have any liability in respect of any Company Stock Option that was granted with a per share exercise price that was less than the fair market value of a share of Company Common Stock on the applicable Company Option Grant Date, and the Company has not granted any Company Stock Options that are subject to the provisions of Section 409A of the Code. Each grant of a Company Stock Option, Company RSU and Company PSU was made in all material respects in accordance with (i) the terms of the applicable Company Stock Plan, (ii) all applicable securities Laws, including the NYSE Listing Rules, (iii) the Code and (iv) all other applicable Laws.

SECTION 3.03 Subsidiaries; Equity Interests. Section 3.03 of the Company Disclosure Letter lists all of the Company Subsidiaries and the state or country of formation for each Company Subsidiary. The Company owns, beneficially and of record, directly or indirectly, all of the issued and outstanding company, partnership, corporate or similar (as applicable) ownership, voting securities or equity interests in each such Company Subsidiary, free and clear of all Liens, and all company, partnership, corporate or similar (as applicable) ownership, voting securities or equity interests of each Company Subsidiary are duly authorized, validly issued, fully paid and nonassessable and not subject to preemptive rights. There are no options, warrants, convertible or exchangeable securities, stock-based performance units or other rights or Contracts to which the Company or any Company Subsidiary is a party or by which the Company or any Company Subsidiary is bound obligating the Company or any Company Subsidiary to (i) issue, transfer or sell or cause to be issued, transferred or sold any shares of capital stock or other voting securities or equity interests in, or any security convertible into or exchangeable for any such shares, voting securities or equity interests in any Company Subsidiary or (ii) redeem, repurchase or otherwise acquire any such shares of capital stock or other voting securities or equity interests. Except for its interest in the Company Subsidiaries, neither the Company nor any of the Company Subsidiaries (i) owns, directly or indirectly, any capital stock, membership interest, partnership interest, joint venture interest, other voting or equity interests, or any securities or obligations convertible into or exchangeable or exercisable for such shares or interests, in any other Person or (ii) has any obligation or has made any commitment to acquire any shares in the capital stock, equity interests or other ownership or voting interests in any Person or to provide funds to or make any investment (in the form of a loan, capital contribution or otherwise) in any Person. Each Company Subsidiary is duly organized, validly existing and in good standing under the Laws of the jurisdiction of its organization. Each Company Subsidiary (i) has full power and authority necessary to enable it to own, lease or otherwise hold its properties and assets and to conduct its business as presently conducted and (ii) is duly qualified or licensed to do business and in good standing in each jurisdiction where the nature of its business or its ownership or leasing of its properties makes such qualification or licensing necessary, other than where the failure to have such power and authority or to be so qualified or licensed has not had, and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

SECTION 3.04 Authority; Execution and Delivery; Enforceability.

(a) The Company has all requisite corporate power and authority to execute, deliver and perform this Agreement and, assuming the representations and warranties set forth in Section 4.08 are true and correct and that the Transactions are consummated in accordance with Section 251(h) of the DGCL, to consummate the Transactions. The execution, delivery and performance by the Company of this Agreement and, assuming the representations and warranties set forth in Section 4.08 are true and correct and that the Transactions are consummated in accordance with Section 251(h) of the DGCL, the consummation by the Company of the Transactions have been duly and validly authorized by all necessary corporate action on the part of the Company.

(b) The Company has duly executed and delivered this Agreement, and, assuming due authorization, execution and delivery by Parent and Merger Sub, this Agreement constitutes its legal, valid and binding obligation, enforceable against the Company in accordance with its terms (except insofar as such enforceability may be limited by bankruptcy, insolvency, reorganization, moratorium or other Laws of general applicability relating to or affecting the enforcement of creditors’ rights and remedies, or by general principles of equity governing the availability of equitable remedies, whether considered in a Proceeding at law or in equity and except as rights to indemnity and contribution may be limited by state or Federal securities laws or public policy underlying such laws (the “Bankruptcy, Equity and Indemnity Exception”)).

(c) The Company Board, at a meeting duly called and held, duly and unanimously adopted resolutions (i) determining that the Transactions are fair to and in the best interest of the Company and its stockholders, (ii) approving, adopting and declaring advisable the Merger and the execution, delivery and performance by the Company of this Agreement and the consummation of the Transactions, (iii) resolving that this Agreement and the Merger shall be governed by and effected under Section 251(h) of the DGCL and that the Merger shall be consummated as soon as practicable following the Offer Closing Time and (iv) recommending that the holders of Company Common Stock accept the Offer and tender their shares of Company Common Stock pursuant to the Offer (the recommendation set forth in subclause (iv) of this Section 3.04(c), the “Company Board Recommendation”), which resolutions, as of the date of this Agreement, have not been rescinded, modified or withdrawn in any way.

SECTION 3.05 No Conflicts; Consents.

(a) The execution, delivery and performance by the Company of this Agreement, and the consummation of the Transactions and compliance with the terms hereof do not and will not, conflict with, or result in any violation of, or default (with or without notice or lapse of time, or both) under, or give rise to a right of termination, cancelation or acceleration of any obligation or loss of a material benefit under, or result in the creation of any Lien other than any Permitted Lien upon any of the properties or assets of the Company or the Company Subsidiaries under, any provision of (i) the Company Charter or the Company Bylaws, (ii) the organizational documents of any Company Subsidiary, (iii) any Contract to which the Company or any Company Subsidiary is a party or by which any of their respective assets or properties are bound or (iv) subject to the filings and other matters referred to in Section 3.05(b), any judgment, order, injunction or decree of any Governmental Entity (“Judgment”) or, assuming the representations and warranties set forth in Section 4.08 are true and correct, any statute, law (including controlling common law), ordinance, rule or regulation of any Governmental Entity (“Law”), in either case that is applicable to the Company or any Company Subsidiary or their respective properties or assets, other than, in the case of clauses (iii) and (iv) above, any such items that would not reasonably be expected to, individually or in the aggregate, have a Company Material Adverse Effect.

(b) No consent, approval, license, permit, waiver, order or authorization of, or registration, declaration or filing with, notice to or permit from (“Consent”), any national, Federal, state, provincial, local or other government, domestic or foreign, or any court, administrative agency or commission or other governmental authority or instrumentality, domestic or foreign, in each case of competent jurisdiction (a “Governmental Entity”), is required to be obtained or made by or with respect to the Company or any Company Subsidiary in connection with the execution, delivery and performance of this Agreement or the consummation of the Transactions, other than (i) compliance with and filings under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”), (ii) the applicable requirements of any other Antitrust Laws, (iii) the filing with the SEC of (A) the Schedule 14D-9 and (B) such reports under the Exchange Act as may be required in connection with this Agreement and the Transactions, (iv) the filing of the Certificate of Merger with the Secretary of State of the State of Delaware and appropriate documents with the relevant authorities of the other jurisdictions in which the Company or any Company Subsidiary are qualified to do business, (v) such filings as may be required under the rules and regulations of the NYSE and (vi) such other items the failure of which to obtain or make would not reasonably be expected to, individually or in the aggregate, have a Company Material Adverse Effect.

SECTION 3.06 SEC Documents; Undisclosed Liabilities.

(a) Since January 1, 2019 the Company has filed and furnished all material reports, schedules, forms, statements and other documents required to be filed or furnished by the Company with the SEC on a timely basis pursuant to Sections 13(a) and 15(d) of the Exchange Act (collectively, and in each case including all exhibits, financial statements and schedules thereto and documents incorporated by reference therein, as such statements and reports may have been amended since the date of their filing, the “Company SEC Documents”). Prior to the date of this Agreement, the Company has made available to Parent complete and correct copies of all comment letters from the SEC since January 1, 2019 through the date of this Agreement with respect to any of the Company SEC Documents, together with all written responses of the Company thereto, if such comment letters or responses are not available on EDGAR at least two business days prior to the date of this Agreement. As of the date hereof, there are no outstanding or unresolved comments in any comment letters of the staff of the SEC relating to the Company SEC Documents and none of the Company SEC Documents is, to the knowledge of the Company, the subject of ongoing SEC review. No Company Subsidiary is required to file any form, report or other document with the SEC.

(b) As of their respective SEC filing or furnishing dates, each Company SEC Document complied as to form in all material respects with the requirements of the Securities Act of 1933, as amended (together with the rules and regulations promulgated thereunder, the “Securities Act”) or the Exchange Act, as the case may be, and the rules and regulations of the SEC promulgated thereunder applicable to such Company SEC Document, and except to the extent amended or superseded by a subsequent filing with the SEC prior to the date of this Agreement, did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading; provided that the Company makes no representation or warranty with respect to information furnished in writing by Parent or Merger Sub specifically for inclusion or use in any such document. Each Company SEC Document that is a registration statement as of the date such registration statement or amendment became effective prior to the date of this Agreement, did not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements made therein not misleading. As of the date of this Agreement, there are no amendments or modifications to Company SEC Documents that were required to be filed with (or furnished to) the SEC prior to the date of this Agreement, but that have not yet been filed with (or furnished to) the SEC.

(c) The audited annual consolidated financial statements and the unaudited quarterly consolidated financial statements (including, in each case, the notes thereto) of the Company included or incorporated by reference in the Company SEC Documents (i) complied as to form in all material respects with the published rules and regulations of the SEC with respect thereto, (ii) were prepared in accordance with generally accepted accounting principles in the United States (“GAAP”) (except, in the case of unaudited quarterly statements, as permitted by Form 10-Q of the SEC or other rules and regulations of the SEC) applied on a consistent basis during the periods involved (except as may be expressly indicated in the notes thereto) and (iii) fairly presented in all material respects the consolidated financial position of the Company as of the respective dates thereof and the consolidated shareholders’ equity, results of their operations and cash flows of the Company for the periods covered thereby (subject, in the case of unaudited quarterly statements, to normal and recurring year-end adjustments which, individually or in the aggregate, are not material).

(d) Except as reflected or reserved against in the consolidated balance sheet of the Company as of September 30, 2021, or the notes thereto, included in the Company’s Quarterly Report on Form 10-Q for the period ended September 30, 2021 filed with the SEC on November 3, 2021 (such balance sheet and the notes thereto, the “Company Balance Sheet”), neither the Company nor any Company Subsidiary has any liability or obligation of any nature (whether accrued, absolute, contingent or otherwise) other than (i) liabilities or obligations incurred in the ordinary course of business consistent with past practice since the date of the Company Balance Sheet, (ii) liabilities that are executory performance obligations arising under Contracts to which the Company or any Company Subsidiary is a party (other than to the extent arising from a breach thereof by the Company or any Company Subsidiary), (iii) liabilities or obligations incurred in connection with the Transactions and (iv) liabilities or obligations that are not, individually or in the aggregate, material to the Company.

(e) The Company has established and maintains disclosure controls and procedures (as defined in Rules 13a-15 and 15d-15 under the Exchange Act) that (i) are reasonably designed to ensure that material information relating to the Company and the Company Subsidiaries is made known to the Company’s principal executive officer and its principal financial officer by others within those entities, particularly during the periods in which the periodic reports required under the Exchange Act are being prepared and (ii) perform the functions for which they were established in all material respects. From the date of the filing of the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2018 to the date of this Agreement, the Company’s auditors have not identified to the audit committee of the Company Board (i) any significant deficiencies or material weaknesses in the design or operation of internal control over financial reporting that are reasonably likely to adversely affect the Company’s ability to record, process, summarize and report financial information or (ii) any fraud, whether or not material, that involves management or other employees who have a significant role in the Company’s internal control over financial reporting. The Company is in compliance in all material respects with the applicable listing and other rules and regulations of the NYSE. The books and records of the Company and the Company Subsidiaries have been, and are being, maintained in all material respects in accordance with GAAP and any other applicable legal and accounting requirements.

(f) Since January 1, 2019, (i) neither the Company nor any Company Subsidiary has received any written nor, to the knowledge of the Company, any oral complaint, allegation, assertion or claim regarding the accounting, auditing practices, procedures, methodologies or methods of the Company or any Company Subsidiary or their respective internal accounting controls or any material complaint, allegation, assertion or claim that the Company or any Company Subsidiary has engaged in questionable or unlawful accounting or auditing practices and (ii) no attorney representing the Company or any Company Subsidiary, whether or not employed by the Company or any Company Subsidiary, has reported evidence of a violation of securities Laws, breach of fiduciary duty or similar violation by the Company or any Company Subsidiary or any of their respective officers, directors, employees or agents to the Company Board or any committee thereof or to the general counsel or chief executive officer of the Company pursuant to the rules of the SEC adopted under Section 307 of the Sarbanes-Oxley Act of 2002 and the related rules and regulations promulgated under such act.

(g) To the knowledge of the Company, as of the date of this Agreement, there are no (i) SEC inquiries or investigations or (ii) other inquiries or investigations by Governmental Entities or internal investigations pending or to the knowledge of the Company threatened, in each case regarding any accounting practices of the Company or any Company Subsidiary or any malfeasance by any director or executive officer of the Company or any Company Subsidiary. Since January 1, 2019 through the date of this Agreement, there have been no material internal investigations regarding accounting, auditing or revenue recognition discussed with, reviewed by or initiated at the direction of the chief executive officer, chief financial officer, chief accounting officer or general counsel of the Company, the Company Board or any committee thereof.

(h) Neither the Company nor any Company Subsidiary has effected, entered into or created any securitization transaction or “off-balance sheet arrangement” (as defined in Item 303(b) of Regulation S-K under the Exchange Act) nor do any of them have any commitment to enter into any of such Contracts or similar Contracts, where the result, purpose or effect of such Contract is to avoid disclosure of any material transaction involving, or material liabilities of, the Company or any Company Subsidiary in the Company SEC Documents.

SECTION 3.07 Information Supplied. None of the information supplied or to be supplied by or on behalf of the Company for inclusion or incorporation by reference in the Offer Documents or the Schedule 14D-9 will, at the time such document is filed with the SEC, at any time it is amended or supplemented or at the time it is first published, sent or disseminated to the Company’s stockholders, contain any untrue statement of a material fact or omit to state any material fact necessary to make the statements therein, in light of the circumstances under which they are made, not misleading; provided that the Company makes no representation or warranty with respect to information furnished in writing by or on behalf of Parent or Merger Sub for inclusion or incorporation by reference in any such document. The Schedule 14D-9 will comply as to form in all material respects with the requirements of the Exchange Act, except that no representation or warranty is made by the Company with respect to statements included or incorporated by reference therein based on information supplied by or on behalf of Parent or Merger Sub for inclusion or incorporation by reference therein.

SECTION 3.08 Absence of Certain Changes or Events.

(a) Between the date of the Company Balance Sheet and the date of this Agreement, there has not been any change, event, condition, development, circumstance, effect or occurrence that has had or would reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(b) From the date of the Company Balance Sheet to the date of this Agreement, (i) the Company and each Company Subsidiary has conducted its business in the ordinary course in substantially the same manner as previously conducted, and (ii) there has not been:

(i) any declaration, setting aside, accrual or payment of any dividend on, or making of any other distribution (whether in cash, stock, equity securities or property) in respect of, any capital stock of the Company;

(ii) any split, combination or reclassification of any capital stock of the Company or any issuance or the authorization of any issuance of any other securities in respect of, in lieu of or in substitution for shares of capital stock of the Company;

(iii) except as required pursuant to the terms of any Company Benefit Plan in effect as of the date of the Company Balance Sheet, (A) any granting to any member of the board of directors of the Company or any employee of the Company at the level of senior vice president or above of any increase in cash or equity compensation, (B) any granting to any director, employee or individual service provider of the Company of any increase in severance or termination pay (except as may be required by applicable Law) or (C) any entry by the Company into any employment, consulting, severance or termination agreement with any director, or any employee, other than offer letters entered into in the ordinary course of business with employees below the level of senior vice president that do not provide for severance or termination pay or benefits (except as may be required by applicable Law) or as disclosed in the Filed Company SEC Documents;

(iv) any change in accounting methods, principles or practices by the Company (other than any immaterial change thereto), except as may have been required (A) by GAAP (or any authoritative interpretation thereof), including pursuant to standards, guidelines and interpretations of the Financial Accounting Standards Board or any similar organization or (B) by Law, including Regulation S-X promulgated under the Securities Act, in each case, as agreed to by the Company’s independent public accountants;

(v) any sale, lease (as lessor), license or other disposition of (including through any “spin-off”), or pledge, encumbrance or other Lien imposed upon (other than a Permitted Lien), any properties or assets or any portion thereof or interest therein (other than Intellectual Property) that are material, individually or in the aggregate, to the Company except sales or other dispositions of inventory and excess or obsolete properties or assets in the ordinary course of business;

(vi) any sale, assignment, abandonment, cancellation, lapsing, licensing or other transfer any Company Owned Intellectual Property, except for (i) non-exclusive licenses (including sublicenses) to Intellectual Property granted in the ordinary course of business consistent with past practice, or (ii) abandonment or other disposition of any Company Registered Intellectual Property at the end of the applicable statutory term, in the ordinary course of prosecution or otherwise in the exercise of the Company’s reasonable business judgment;

(vii) (A) To the knowledge of the Company, any disclosure to any third party, other than under a confidentiality agreement or other legally binding confidentiality undertaking, of any Trade Secret (including source code) of the Company or any Company Subsidiary that is included in the Company Intellectual Property in a way that results in loss of material Trade Secret protection thereon, except for any such disclosures made as a result of publication of a Patent application filed by the Company or any Company Subsidiary or in connection with any required regulatory filing, (B) any failure to take or maintain reasonable measures to protect the confidentiality and value of material Trade Secrets included in the Company Intellectual Property, or (C) any material change practices or procedures related to the Processing of Personal Information;

(viii) any acquisition, in a single transaction or a series of related transactions, whether by merging or consolidating with, or by purchasing a substantial equity interest in or a substantial portion of the assets of, or by any other similar manner, any business or any corporation, partnership, limited liability company, joint venture, association or other business organization or division thereof or any other Person (other than the Company), with an aggregate amount of consideration paid or transferred by the Company or any Company Subsidiary in excess of $1,000,000;

(ix) any change to a material Tax election, any change to an annual Tax accounting period or any change to a material method of Tax accounting, any filing of an amended material Tax Return, any entry into a closing agreement within the meaning of Section 7121 of the Code (or any similar provision of state, local or foreign Law), any agreement to extend or waiver the statute of limitations with respect to income Taxes or other material Taxes, or any settlement, compromise or waiver of a material Tax liability or refund;

(x) any payment, discharge, settlement, compromise or resolution of (or written offer or proposal to do so), any pending or threatened claims, liabilities or obligations relating to a Proceeding (absolute, accrued, asserted or unasserted, contingent or otherwise), including any Proceeding initiated by the Company or any Company Subsidiary;

(xi) (i) any incurrence, assumption or other liability for any indebtedness for borrowed money or any guarantee any such indebtedness of another Person, any issuance or sale of any debt securities or warrants or other rights to acquire any debt securities of the Company or any Company Subsidiary, any guarantee of any debt securities of another Person, any entry into of any “keep well” or other agreement to maintain any financial statement condition of another Person or any entry into any arrangement having the economic effect of any of the foregoing, (ii) any making of any loans, advances or capital contributions to, or investments in, any other Person, other than to or in the Company or to employees, consultants or independent contractors in the ordinary course of business consistent with past practice or (iii) any cancellation of any indebtedness for borrowed money owed to the Company or any Company Subsidiary (individually or in the aggregate) or any settlement, waiver, forgiveness or amendment of any claims or rights outside the ordinary course of business consistent with past practice; and

(xii) any commitment on the part of the Company to do any of the foregoing.

SECTION 3.09 Taxes.

(a) Each of the Company and each Company Subsidiary has (i) timely filed, or caused to be timely filed, taking into account any extensions of time within which to file, all material Tax Returns required to have been filed by or with respect to it and all such Tax Returns are true and complete in all material respects and (ii) paid, or caused to be paid, in full on a timely basis all material Taxes imposed on or required to be paid by or with respect to it, whether or not shown as due on any such Tax Returns, including any material Taxes required to be withheld, collected or deposited by or with respect to it.

(b) (i) No deficiency for any material Tax has been proposed, threatened, asserted or assessed by a Tax Authority in writing against the Company or any Company Subsidiary which deficiency has not been fully paid, settled or withdrawn or is not being contested in good faith in appropriate Proceedings and (ii) between January 1, 2019 and the date of this Agreement, no audit, examination, investigation, inquiry or other proceeding in respect of any material Taxes or material Tax Returns of the Company or any Company Subsidiary has been proposed or threatened in writing.

(c) Each of the Company and each Company Subsidiary has complied in all material respects with all applicable Laws relating to the payment, collection, withholding and remittance of Taxes (including information reporting requirements) with respect to payments made to any employee, creditor, independent contractor, stockholder or other third party.

(d) Neither the Company nor any Company Subsidiary has any liability for the Taxes of any other Person (other than any of the Company and the Company Subsidiaries) pursuant to Treasury Regulations Section 1.1502-6 (or any similar provision of state, local or foreign Law), by reason of having been a member of an affiliated, consolidated, combined, unitary, group relief or similar Tax group, or as a transferee or successor. Neither the Company nor any Company Subsidiary is or has ever been a member of an affiliated group filing a consolidated U.S. federal income Tax Return (other than a group the common parent of which is one of the Company and the Company Subsidiaries).

(e) Between January 1, 2019 and the date of this Agreement, neither the Company nor any Company Subsidiary has received written notice of any claim made by a Tax Authority in a jurisdiction where the Company or such Company Subsidiary does not file a Tax Return that the Company or such Company Subsidiary is or may be subject to taxation by that jurisdiction. Neither the Company nor any Company Subsidiary has extended (which extension remains outstanding), and there are no outstanding requests, agreements, consents or waivers to extend, the statutory period of limitations applicable to the assessment of any material Taxes or material Tax deficiencies against the Company or any Company Subsidiary, other than pursuant to automatic extensions of time to file Tax Returns obtained in the ordinary course of business consistent with past practice.

(f) Neither the Company nor any Company Subsidiary is a party to, bound by or subject to any (i) Tax sharing, Tax allocation or Tax indemnification agreement that would have a continuing effect after the Merger Closing Date (other than an agreement solely among any of the Company and the Company Subsidiaries and other than customary tax provisions of commercial agreements with third parties, the primary subject matter of which is not Tax), (ii) closing agreement within the meaning of Section 7121 of the Code (or any similar provision of state, local or foreign Law), which agreement will be binding on the Company or any Company Subsidiary after the Merger Closing Date or (iii) private letter ruling of the Internal Revenue Service or comparable ruling of any Tax Authority. There are no requests for Tax rulings or applications for change in accounting methods, in each case with respect to a taxable period for which the statute of limitations is open.

(g) Neither the Company nor any Company Subsidiary has been a “distributing corporation” or a “controlled corporation” within the meaning of Section 355(a)(1)(A) of the Code in a distribution intended to qualify for tax-free treatment under Section 355 of the Code either (i) within the past two years or (ii) as part of a plan (or series of related transactions) that includes the Transactions.

(h) There are no material Liens for Taxes on any of the assets owned by the Company or any Company Subsidiary, other than Permitted Liens.

(i) Neither the Company nor any Company Subsidiary has been a party to or participated in a transaction that constitutes a “reportable transaction” within the meaning of Section 6707A(c)(1) of the Code and Treasury Regulations Section 1.6011-4(b) (or any similar provision of state or local Law).

(j) The Company has not been, and will not be, a United States real property holding company within the meaning of Section 897(c) of the Code during the applicable period specified in Section 897(c)(1)(A)(ii) of the Code.

(k) Neither the Company nor any Company Subsidiary will be required to include any material amounts of income in, or exclude any material item of deduction from, taxable income for any period (or portion thereof) ending after the Merger Closing Date as a result of: (i) the making of a change in method of accounting or the use of an improper accounting method prior to the Merger Closing, (ii) closing agreement, advance pricing agreement or other agreement with any Tax Authority relating to Taxes entered into prior to the Merger Closing, (iii) an installment sale or open transaction disposition entered into on or prior to the Merger Closing, (iv) a prepaid amount received outside of the ordinary course of business prior to the Merger Closing, (v) an election under Section 108(i) of the Code or (vi) an intercompany transaction consummated or any excess loss account existing on or prior to the Merger Closing Date, in either case described in Treasury Regulations under Section 1502 of the Code (or any corresponding provision of state, local or non-U.S. Tax Law). No amounts will be required to be paid after the date of this Agreement by the Company or any Company Subsidiary pursuant to Section 965 of the Code, including as a result of an election under Section 965(h) of the Code.

(l) Neither the Company nor any Company Subsidiary has (i) deferred the employer’s share of any “applicable employment taxes” under Section 2302 of the CARES Act, (ii) claimed any Tax credits under Sections 7001 through 7005 of the Families First Act and Section 2301 of the CARES Act, (iii) sought a covered loan under paragraph (36) of Section 7(a) of the Small Business Act (15 U.S.C. 636(a)), as added by Section 1102 of the CARES Act or (iv) elected to defer any payroll, employment, or similar Taxes pursuant to any Payroll Tax Executive Order.

(m) For purposes of this Agreement:

(i) “CARES Act” means (A) the Coronavirus Aid, Relief, and Economic Security Act (Pub. L. 116-136), and (B) Division N – Additional Coronavirus Response and Relief of the Consolidated Appropriations Act, 2021 (H.R. 133), as applicable.

(ii) “Families First Act” means the Families First Coronavirus Response Act (Pub. L. No. 116-127).

(iii) “Payroll Tax Executive Order” means any U.S. presidential memorandum, executive order or similar pronouncement permitting or requiring the deferral of any payroll Taxes (including those imposed by Section 3101(a) and 3201 of the Code).

(iv) “Tax Authority” means any Governmental Entity responsible for the imposition, collection or administration of any Tax.

(v) “Tax Return” means all Tax returns, declarations, statements, reports, schedules, claims for refund, forms and information returns relating to Taxes, including any attachment thereto, and including any amendment thereof, filed or required to be filed with any Tax Authority.

(vi) “Taxes” means all taxes, customs, tariffs, imposts, levies, duties, fees or other like assessments or charges imposed by a Governmental Entity, whether or not disputed, together with all interest, penalties and additions imposed with respect to such amounts.

SECTION 3.10 Labor Relations.

(a) There are no collective bargaining, works council or similar labor union agreements to which the Company or any Company Subsidiary is a party or by which the Company or any Company Subsidiary is bound. None of the employees of the Company or any Company Subsidiary is represented by any union or works council with respect to his or her employment by it. Neither the Company nor any Company Subsidiary has experienced any material labor disputes, strikes, work stoppages, slowdowns, lockouts or union organization attempts concerning any employees of the Company or any Company Subsidiary. There is no material complaint or other material Proceeding presently pending or, to the knowledge of the Company, threatened against the Company or any Company Subsidiary before the National Labor Relations Board or any state or local Governmental Entity related to the employment or termination of employment of any employee or applicant to become an employee, including any claim relating to unfair labor practices, employment discrimination, harassment, retaliation, equal pay or any other employment related matter arising under applicable Laws, in each case, that has resulted in, or would reasonably be expected to result in, individually or in the aggregate, a material liability to the Company. To the knowledge of the Company, in the last five years, no allegations of sexual harassment have been made against (i) an officer of the Company or any Company Subsidiary or (ii) an employee of the Company or any Company Subsidiary at a level of Senior Vice President or above.

(b) Except as would not, individually or in the aggregate be expected to result in a material liability, the Company and each Company Subsidiary is in material compliance with all applicable Laws relating to labor and employment, including those relating to terms and conditions of employment, wages, hours, benefits, child labor, employment discrimination, disability rights or benefits, equal opportunity, plant closures and layoffs, affirmative action, workers’ compensation, labor relations, employee leave issues, unemployment insurance, labor and the Immigration and Nationality Act, 8 U.S.C. Sections 1101 et seq. and its implementing regulations.

(c) All employees (other than employees located outside of the United States) are employed on an “at-will” basis and their employment can be terminated at any time for any reason without any material amounts being owed to such individual other than with respect to wages accrued before termination.

(d) Except as would not, individually or in the aggregate be expected to result in a material liability, no employee of the Company or any Company Subsidiary is in any respect in violation of any term of any employment agreement, nondisclosure agreement, common law nondisclosure obligation, fiduciary duty or non-competition agreement, restrictive covenant or other obligation: (i) to the Company or any Company Subsidiary, or (ii) to the knowledge of the Company, to a former employer of any such employee relating, in either case, (A) to the right of any such employee to be employed by the Company or any Company Subsidiary or (B) to the knowledge or use of trade secrets or proprietary information.

(e) The Company and each Company Subsidiary has properly accrued any and all Liabilities with respect to any termination indemnity amounts, including under gratuity schemes for long-service employees, for all employees of the Company or any Company Subsidiary who are located in India.

SECTION 3.11 Employee Benefits.

(a) Section 3.11(a) of the Company Disclosure Letter sets forth a true and complete list, as of the date of this Agreement, of each material Company Benefit Plan, excluding individual offer letters or employment agreements between the Company or any Company Subsidiary and an employee, forms of which have been provided by the Company to Parent, that are terminable “at will” or for convenience and without the payment of severance or notice pay or other material obligations, except as required by applicable Law. The Company has delivered or made available to Parent, to the extent applicable, true, complete and correct copies of (i) each such material Company Benefit Plan (including all amendments thereto) or written description of each such Company Benefit Plan that is not otherwise in writing; (ii) annual reports on Form 5500 and all schedules thereto filed with respect to each Company Benefit Plan for the three most recent plan years; (iii) the most recent summary plan description and summary of material modifications for each Company Benefit Plan, to the extent applicable; (iv) each current trust agreement, insurance contract or policy, group annuity contract and any other funding arrangement relating to any Company Benefit Plan; (v) the most recent actuarial report, financial statement or valuation report, (vi) a current Internal Revenue Service opinion or favorable determination letter; (vii) all material correspondence to or from any Governmental Entity relating to any Company Benefit Plan; and (viii) all discrimination tests for each Company Benefit Plan for the three most recent plan years, to the extent applicable.

(b) Except as has not resulted in, and would not reasonably be expected to result in, individually or in the aggregate, a material liability to the Company, (i) each Company Benefit Plan has been administered in accordance with its terms and is in compliance with all applicable Laws, including applicable provisions of ERISA and the Code, (ii) there are no pending audits or investigations by any Governmental Entity involving any Company Benefit Plan and (iii) there are no pending or, to the knowledge of the Company, threatened claims (except for individual claims for benefits payable in the normal course of operation), suits or proceedings involving any Company Benefit Plan, any fiduciary thereof or any service provider thereto.

(c) Each Company Benefit Plan intended to be “qualified” within the meaning of Section 401(a) of the Code (i) has received a favorable determination letter as to such qualification or registration from the Internal Revenue Service, has applied (or has time remaining in which to apply) to the Internal Revenue Service for such a determination letter prior to the expiration of the requisite period under applicable Law in which to apply for such determination letter and to make any amendments necessary to obtain a favorable determination or (iii) has been established under a standardized prototype plan for which an opinion letter from the Internal Revenue Service has been obtained by the plan sponsor and is valid as to the adopting employer, and no event has occurred, either by reason of any action or failure to act, that would reasonably be expected to cause the loss of any such qualification, registration or tax-exempt status, except where such loss of qualification, registration or tax-exempt status has not resulted in, and would not reasonably be expected to result in, individually or in the aggregate, a material liability to the Company.

(d) Neither the Company nor any Commonly Controlled Entity has at any time within the past 6 years sponsored, maintained, contributed to or been required to maintain or contribute to, or has any liability under or with respect to, (i) any Company Benefit Plan that is subject to Section 302 or Title IV of ERISA or Section 412 of the Code or is otherwise a defined benefit plan, (ii) any “multiemployer plan” within the meaning of Section 3(37) of ERISA, (iii) any “multiple employer welfare arrangement” (as such term is defined in Section 3(40)(A) of ERISA), (iv) a plan that has two or more contributing sponsors, at least two of whom are not under common control, within the meaning of Section 4063 of ERISA, (v) a welfare benefit fund (as such term is defined in Section 419 of the Code); (vi) a voluntary employees’ beneficiary association under Section 501(c)(9) of the Code; or (vii) any failure to comply with the continuation coverage requirements of Section 601 et seq. of ERISA and Section 4980B of the Code, or the applicable provisions for employer shared responsibility for health coverage requirements of Section 4980H of the Code, other than such liabilities that arise solely out of, or related solely to, the Company Benefit Plans. All claims incurred with a date of service on or before the Merger Closing Date under any Company Benefit Plan that is an “employee welfare benefit plan” as defined in Section 3(1) of ERISA that is self-insured will be paid by the Company or accrued on the Company financial statements no later than the Merger Closing Date. Except as would not, individually or in the aggregate be expected to result in a material liability, there are no material unpaid contributions due prior to the date of this Agreement with respect to any Company Benefit Plan that are required to have been made under the terms of such Company Benefit Plan, any related insurance contract or any applicable Law and all material contributions due have been timely made, or to the extent not yet due, have been properly accrued on the applicable balance sheet in accordance with the terms of the applicable Company Benefit Plan and applicable Law.

(e) Neither the Company nor any Company Subsidiary has any liability in respect of post-retirement or post-termination health, medical or life insurance benefits for retired or former or current employees, directors or service providers of the Company or any Company Subsidiary, other than for continuation coverage required under Section 4980B(f) of the Code or any state Laws.

(f) Neither the execution of this Agreement nor the consummation of the Offer, the Merger or any other Transaction (alone or in conjunction with any other event, including any termination of employment on or following the Effective Time) will (i) entitle any current or former director, officer, employee or individual service provider of the Company or any Company Subsidiary to any new type of compensation or benefit or any increase in the amount of any compensation or benefit, (ii) accelerate the time of payment or vesting, or trigger any payment or funding, of any compensation or benefit or trigger any other obligation under any Company Benefit Plan, (iii) result in any material violation of, or default under, any Company Benefit Plan or (iv) result in payment or provision of any amount (whether in cash or property or the vesting of property) to any current or former director, officer, employee or consultant of the Company or any Company Subsidiary under any Company Benefit Plan that would not be deductible by reason of Section 280G of the Code or would be subject to an excise tax under Section 4999 of the Code.

(g) Neither the Company nor any Company Subsidiary is a party to, or is otherwise obligated under, any plan, policy, agreement or arrangement that provides for the gross-up or reimbursement of Taxes imposed under Section 409A or 4999 of the Code (or any corresponding provisions of state or local Law relating to Tax). Each Company Benefit Plan that is a “nonqualified deferred compensation plan” (within the meaning of Section 409A of the Code) is in documentary compliance with, and has been operated and administered in all material respects in compliance with, Section 409A of the Code.

(h) With respect to each Company Benefit Plan established and maintained by the Company or any of the Company Subsidiaries for employees located outside the United States (“Foreign Benefit Plan”) and except as has not resulted in, and would not reasonably be expected to result in, individually or in the aggregate, a material liability to the Company: (i) such Foreign Benefit Plan is in compliance and has been administered at all times in material compliance with the applicable provisions of the Laws of such jurisdiction in which such Foreign Benefit Plan is established and the terms of the applicable Foreign Benefit Plan; (ii) the Company and each Company Subsidiary has complied with all applicable reporting and notice requirements, and such Foreign Benefit Plan has obtained from the Governmental Entity having jurisdiction with respect to such Foreign Benefit Plan any required determinations, if any, that such Foreign Benefit Plan is in material compliance with the Laws of the relevant jurisdiction if such determinations are required in order to give effect to such Foreign Benefit Plan; (iii) to the knowledge of the Company, there are no pending investigations by any Governmental Entity involving any Foreign Benefit Plan; and (iv) the consummation of the contemplated transactions will not by itself create or together with another event result in any liability with respect to such Foreign Benefit Plan. Neither the Company nor any of its affiliates has (x) ever been an employer in relation to, participated in, or had any liability (whether prospective, contingent or otherwise) to or in respect of a Foreign Benefit Plan constituting a defined benefit pension program or scheme, or (y) otherwise entered into any contractual arrangements, or given any promises or commitments, relating to providing pension benefits to employees or officers (or former employees or officers) pursuant to any plan, program, agreement or arrangement that would constitute a Foreign Benefit Plan, excluding in both (x) and (y) any plan, policy, program, agreement or arrangement mandated by applicable Law. If required under applicable laws to be funded and/or book-reserved, such Foreign Benefit Plan is funded and/or book-reserved, as appropriate, to the extent so required by applicable Laws. Each Foreign Benefit Plan that is intended to qualify for tax-preferential treatment under applicable Laws so qualifies, except as would not reasonably be expected to result in a material liability.

(i) For purposes of this Agreement:

(i) “Commonly Controlled Entity” means any Person that, together with the Company, is, or was at the relevant time, treated as a single employer under Section 414 of the Code or that is, or was at the relevant time, a member of the same “controlled group” as the first entity, trade or business pursuant to Section 4001(a)(14) of ERISA.

(ii) “Company Benefit Plan” means each “employee benefit plan” as defined in Section 3(3) of ERISA and each other bonus, pension, profit sharing, retirement, deferred compensation, incentive compensation, equity or equity-based compensation, vacation, severance, employment, retention, termination, consulting, change in control, disability, death benefit, hospitalization, medical, fringe benefit or other employee benefits plan, policy, program, agreement, arrangement or understanding, in each case sponsored, maintained or contributed to, or required to be sponsored, maintained or contributed to, by the Company or any Commonly Controlled Entity for the benefit of any current or former director, officer, employee or individual service provider of the Company or under which the Company or a Commonly Controlled Entity has any liability or obligations, other than (A) any “multiemployer plan” (within the meaning of Section 3(37) of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”)) or (B) any plan, policy, program, agreement, arrangement or understanding mandated by applicable Law.

SECTION 3.12 Property.

(a) The Company and the Company Subsidiaries, as applicable, have good and valid title to, or hold pursuant to good, valid and enforceable leases or other comparable contract rights, all of the tangible personal property and other tangible assets necessary for the conduct of the business of the Company and the Company Subsidiaries, taken as a whole, as currently conducted, in each case free and clear of any Liens (other than Permitted Liens), except where the failure to do so has not had, and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(b) Neither the Company nor any Company Subsidiary owns, or has ever owned, any real property. Except as would not reasonably be expected to, individually or in the aggregate, result in a material liability to the Company, (i) the Company and the Company Subsidiaries have a good and valid leasehold interest in each Lease, free and clear of all pledges, liens, charges, mortgages, encumbrances and security interests of any kind or nature whatsoever (collectively, “Liens”), except (A) mechanics’, carriers’, workmen’s, warehousemen’s, repairmen’s or other like Liens arising or incurred in the ordinary course of business consistent with past practice that are not due and payable or that may thereafter be paid without interest or penalty, (B) zoning, building and other similar codes and regulations imposed by governmental agencies having jurisdiction over the Leased Real Property (excluding liens imposed by applicable Environmental Laws related to the investigation or remediation of contaminated real property) which are not violated by the current use and operation of the Leased Real Property, and (C) Permitted Liens; (ii) no Person, other than the Company or any Company Subsidiary, possesses or occupies all or any portion of any Leased Real Property; (iii) neither the Company nor any Company Subsidiary is a party to any agreement, right of first offer, right of first refusal or option with respect to the purchase, assignment, sale, or other disposition of any real property or interest therein; and (iv) neither the Company nor any Company Subsidiary has received any written notice and, to the knowledge of the Company, there are no pending or threatened proceedings to condemn the Leased Real Property or to take by power of eminent domain or other governmental power the Leased Real Property and to the knowledge of the Company, the Leased Real Property is in compliance in all material respects with applicable Laws, permits, zoning, regulations and restrictive covenants applicable to such Leased Real Property.

SECTION 3.13 Contracts.

(a) Except for this Agreement, Section 3.13(a) of the Company Disclosure Letter sets forth a true and complete list, as of the date of this Agreement, and the Company has made available to Parent true and complete copies, of:

(i) each Contract that would be required to be filed by the Company as a “material contract” pursuant to Item 601(b)(10) of Regulation S-K under the Securities Act;

(ii) each Contract to which the Company or any Company Subsidiary is a party that (A) materially restricts the ability of the Company or any Company Subsidiary to compete in any business or with any Person in any geographical area, (B) requires the Company or any Company Subsidiary to conduct any business on a “most favored nations” basis with any third party, (C) grants a third party development rights relating to any Company Product, (D) requires the Company or any Company Subsidiary to purchase a minimum quantity of goods or supplies relating to any Company Product in favor of any third party or (E) provides for “exclusivity” or any similar requirement in favor of any third party;

(iii) each Contract with a Significant Customer or Significant Supplier;

(iv) other than any Company Benefit Plan, any Contract that can be terminated for convenience on notice by the Company, customer and channel partner agreements and software maintenance agreements entered into in the ordinary course of business, each Contract to which the Company or any Company Subsidiary is a party that provides for recurring annual minimum payments or receipts in excess of $500,000;

(v) each Contract to which the Company or any Company Subsidiary is a party relating to indebtedness for borrowed money or any financial guaranty;

(vi) each Contract to which the Company or any Company Subsidiary is a party involving in excess of $500,000 that provides for the acquisition or disposition of any assets or any businesses (whether by merger, sale of stock, sale of assets or otherwise) that (A) has not yet been consummated or (B) has outstanding any purchase price adjustment, “earn-out”, material indemnification, payment or similar obligations on the part of the Company or any Company Subsidiary;

(vii) each Contract to which the Company or any Company Subsidiary is a party pursuant to which the Company or any Company Subsidiary has continuing guarantee, “earn-out” or similar contingent payment obligations (other than indemnification obligations provided for in the ordinary course of business), including (A) milestone or similar payments, including upon the achievement of regulatory or commercial milestones or (B) payment of royalties or other amounts calculated based upon any revenues or income of the Company, in each case that would result in payments in excess of $250,000;

(viii) each Contract to which the Company or any Company Subsidiary is a party that obligates the Company or any Company Subsidiary to make any capital commitment, loan or capital expenditure in an amount in excess of $500,000;

(ix) each Contract to which the Company or any Company Subsidiary is a party, other than with respect to any partnership that is wholly owned by the Company or such Company Subsidiary, that relates to the formation, creation, operation, management or control of any legal partnership or any joint venture entity pursuant to which the Company or such Company Subsidiary has an obligation (contingent or otherwise) to make a material investment in or material extension of credit to any Person;

(x) each Contract with a Governmental Entity involving payments to the Company in excess of $750,000 during the 2021 fiscal year;

(xi) each sales agency, distribution, international or domestic sales representative, reseller or similar Contract involving payments to the Company or any Company Subsidiary in excess of $500,000 during the 2021 fiscal year;

(xii) each Contract that creates or would create a Lien (other than a Permitted Lien) on any material asset or property of the Company or any Company Subsidiary;

(xiii) each hedging, derivative or similar Contract (including interest rate, currency or commodity swap agreements, cap agreements, collar agreements and any similar Contract designed to protect a Person against fluctuations in interest rates, currency exchange rates or commodity prices), including the Capped Call Documentation;

(xiv) each Contract which provides for a loan or advance of any amount to any employee of the Company or any temporary agency employee, consultant or other independent contractor of the Company or any of the Company Subsidiaries, in each case, in excess of $100,000 individually, other than the ordinary course of business consistent with past practice;

(xv) each stockholders’, investors rights’, registration rights or similar Contract to which the Company or any Company Subsidiary is a party (excluding the Company Stock Plans and any Contracts governing Company Stock Options, Company RSUs, Company PSUs or participation in the Company ESPP);

(xvi) each lease, sublease, license or similar use and occupancy Contract (including any amendments, extensions and modifications thereto, each, a “Lease”) for annual rents in excess of $100,000 pursuant to which the Company or any Company Subsidiary leases, subleases or otherwise uses or occupies any real property from any other Person (whether as a tenant, subtenant or pursuant to other occupancy arrangements) (collectively, the “Leased Real Property”);

(xvii) each Intellectual Property Agreement;

(xviii) each Contract with or binding upon the Company, any Company Subsidiary or any of their respective properties or assets that is of the type that would be required to be disclosed under Item 404 of Regulation S-K under the Securities Act; and

(xix) each Contract providing for the employment, engagement, retention or termination of any Person on a full-time, part-time, material independent contractor, temporary or other basis or otherwise providing compensation or other benefits to any officer, director, employee or material independent contractor, other than Contracts terminable by the Company for any reason upon less than 90 days’ notice without incurring any liability (other than any Company Benefit Plan or as required by applicable Law).

Each such Contract described in clauses (i) through (xix) above is referred to herein as a “Material Contract” and shall include in addition to any such Contract to which the Company or any Company Subsidiary is a party any of the foregoing Contracts to which any of the assets or properties of the Company or any Company Subsidiary are bound.

(b) Each of the Material Contracts is valid, binding and enforceable (except as such enforceability may be limited by the Bankruptcy, Equity and Indemnity Exception) on the Company or such Company Subsidiary, as the case may be, and, to the knowledge of the Company, each other party thereto, and is in full force and effect, except for such failures to be valid, binding or enforceable or to be in full force and effect as have not had, and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. Except as would not be material to the Company and the Company Subsidiaries, taken as a whole, (i) there is no violation or breach of or default under any Material Contract by the Company or any Company Subsidiary or, to the knowledge of the Company, any other party thereto, and no event has occurred that with the lapse of time or the giving of notice or both would constitute a default thereunder by the Company or, to the knowledge of the Company, any other party thereto and (ii) neither the Company nor any Company Subsidiary has waived, failed to enforce or assigned any rights or benefits under any Material Contract. As of the date of this Agreement, no party to any Material Contract has given any written notice of termination or cancellation of any Material Contract or that it intends to seek to terminate or cancel any Material Contract.

SECTION 3.14 Litigation. As of the date of this Agreement, there is no claim, suit, action, arbitration, investigation or proceeding (each, a “Proceeding”) pending or, to the knowledge of the Company threatened against the Company or any Company Subsidiary or against any asset or property of the Company or any Company Subsidiary, at law or in equity, or before or by any Governmental Entity, that has had, or would reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect nor is there any Judgment outstanding against the Company or any Company Subsidiary or against any asset or property of the Company or any Company Subsidiary, that has had, or would reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

SECTION 3.15 Compliance with Laws.

(a) Each of the Company and each Company Subsidiary is, and since January 1, 2019 has been, in compliance with all Judgments and Laws applicable to it, any of its properties or other assets, or any of its business or operations, except for instances of noncompliance that have not had, and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. Each of the Company and each Company Subsidiary has, and since January 1, 2019 has had, in effect all approvals, authorizations, certificates, registrations, licenses, exemptions, permits and consents of Governmental Entities (collectively, “Authorizations”) necessary for it to conduct its business as presently conducted, and all such Authorizations are in full force and effect, except for such Authorizations the absence of which, or the failure of which to be in full force and effect, have not had, and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. This Section 3.15 does not relate to Taxes, which are the subject of Section 3.09 or employee benefit matters, which are the subject of Section 3.11, or environmental matters, which are the subject of Section 3.17.

(b) Since January 1, 2019, the Company and each Company Subsidiary have timely filed all regulatory reports, schedules, statements, documents, filings, submissions, forms, registrations and other documents, together with any amendments required to be made with respect thereto, that each was required to file with any Governmental Entity, including state health and regulatory authorities and any applicable federal regulatory authorities, and have timely paid all fees and assessments due and payable in connection therewith, except for failures to file, or the payment of which, have not had, and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. All such documents were true and correct in all material respects as of the date of submission, and any updates, changes, corrections or modification to such documents required under applicable Laws have been submitted to the Governmental Entity, in each case except that have not had, and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(c) Since January 1, 2017, neither the Company nor any Company Subsidiary has, and, none of the directors, officers, or, to the knowledge of the Company, employees, agents or other Persons acting on behalf of the Company or any Company Subsidiary has, in the course of its actions for, or on behalf of, the Company or any Company Subsidiary: (i) directly or indirectly, used any corporate funds for unlawful contributions, gifts, entertainment or other unlawful expenses relating to foreign or domestic political activity in material violation of applicable Law or Company policy, (ii) made, offered, or authorized any direct or indirect unlawful payments to any foreign or domestic governmental officials or employees or to any foreign or domestic political parties or campaigns in material violation of applicable Law or Company policy, (iii) violated any provision of the Foreign Corrupt Practices Act of 1977, as amended, or any other applicable anti-bribery, anti-corruption, anti-money laundering, record keeping and internal control Laws, including but not limited to any such Laws that prohibit private commercial bribery (collectively, the “Anti-Corruption Laws”) or (iv) made, offered or authorized any other unlawful bribe, rebate, payoff, influence payment, kickback or other unlawful payment to any foreign or domestic government official or employee in material violation of applicable Law or Company policy. Since January 1, 2017 to the date of this Agreement, the Company has not received any written communication that alleges any of the foregoing. Since January 1, 2017, the Company and the Company Subsidiaries have had and maintain a system or systems of internal controls reasonably designed to ensure compliance with the Anti-Corruption Laws and prevent and detect violations of the Anti-Corruption Laws.

(d) Since January 1, 2017, (i) the Company, each Company Subsidiary, and all of their respective directors, officers, and, to the knowledge of the Company, employees and agents, have been in compliance with applicable International Trade Laws; (ii) neither the Company nor any Company Subsidiary has conducted, directly or indirectly, any business with or in any Sanctioned Jurisdiction, Sanctioned Person, or Restricted Person; and (iii) the Company and each Company Subsidiary has obtained all applicable import and export licenses as well as all other necessary licenses, consents, notices, waivers, approvals, orders, authorizations, and declarations, and completed all necessary registrations and filings, required under applicable International Trade Laws. Neither the Company nor any Company Subsidiary, nor any of their respective directors, officers, employees or agents is a Sanctioned Person or a Restricted Person. The Company and each Company Subsidiary has in place written policies, controls, and systems reasonably designed to ensure compliance with all applicable International Trade Laws. Neither the Company nor any Company Subsidiary has (i) made any voluntary, directed or involuntary disclosure to any Governmental Entity with respect to any alleged act or omission arising under or relating to any non-compliance with any International Trade Laws, (ii) been the subject of a past, current, pending or threatened investigation, inquiry or enforcement proceeding for a violation of International Trade Laws, or (iii) received any notice, request, penalty, or citation for any actual or potential non-compliance with International Trade Laws.

SECTION 3.16 Regulatory Matters.

(a) Each of the Company and each Company Subsidiary is, and since January 1, 2017 has been, in material compliance with all Applicable Healthcare Industry Laws and Applicable Product Laws and Standards.

(b) Each of the Company and each Company Subsidiary has obtained and currently holds in good standing all material permits, approvals, clearances, authorizations, licenses and registrations required by any Governmental Entity, including the FDA, or any standard setting body or industry group to permit the design, development, manufacture, labeling, and sale of Company Products in relevant jurisdictions.

(c) Neither the Company nor any Company Subsidiary is or since January 1, 2017 has been subject to (or has received any written notice of) any pending action by any Governmental Entity or applicable standard setting body or industry group alleging any material violation of or material noncompliance with any Applicable Healthcare Industry Law or Applicable Product Laws and Standards.

(d) No officer or employee of the Company or any Company Subsidiary (i) has made any fraudulent or untrue statement to or failed to disclose a fact required to be disclosed to any Governmental Entity or (ii) has committed an act, made a statement or failed to make a statement that would provide the basis for the FDA to invoke its policy respecting “Fraud, Untrue Statements of Material Facts, Bribery, and Illegal Gratuities,” as set forth in 56 Fed. Reg. 46191 (September 10, 1991).

SECTION 3.17 Environmental Matters.

(a) Except for matters that would not reasonably be expected to, individually or in the aggregate, be material to the Company and the Company Subsidiaries, taken as a whole, (i) each of the Company and each Company Subsidiary is and since January 1, 2019 has been in compliance with all applicable Environmental Laws, (ii) each of the Company and each Company Subsidiary possesses and is in compliance with all Authorizations required under applicable Environmental Laws for it to conduct its business as presently conducted, and all such authorizations are in full force and effect, (iii) neither the Company nor any Company Subsidiary is subject to a Judgment or Proceeding pursuant to any applicable Environmental Law, (iv) neither the Company nor any Company Subsidiary has received any written notice alleging that the Company is in violation of or subject to liability under any applicable Environmental Law, excluding any such matter that has been resolved and which does not impose any ongoing liabilities or obligations on the Company or any Company Subsidiary, and (v) neither the Company nor any Company Subsidiary has Released Hazardous Substances, and to the Company’s knowledge, Hazardous Substances have not been otherwise Released, at any real property currently or formerly owned or operated by the Company or any Company Subsidiary in a manner that would be expected to result in liability pursuant to applicable Environmental Law for the Company or any Company Subsidiary.

(b) For purposes of this Agreement:

“Environmental Law” means any Law, Judgment, consent, approval, order or authorization, permit or other legal requirement of any Governmental Entity, including controlling common law, relating to (a) the protection, investigation or restoration of the environment, human health and safety, or natural resources or (b) the handling, use, storage, treatment, transport, disposal, Release or threatened Release of any Hazardous Substance.

“Hazardous Substance” means any pollutant, contaminant, hazardous substance, hazardous material, hazardous waste or petroleum products, and any other chemical waste, substance or material listed in or regulated or identified in any Environmental Law.

“Release” means any release, spill, emission, discharge, leaking, pumping, injection, deposit, disposal, dispersal, leaching, migration, or other movement or presence in, into or through the indoor or outdoor environment (including ambient air, surface water, groundwater and surface or subsurface strata) or at or from any property.

SECTION 3.18 Intellectual Property; Privacy and Security.

(a) Section 3.18(a) of the Company Disclosure Letter sets forth a complete and correct list, as of the date of this Agreement, of any of the following Company Owned Intellectual Property: (i) registered Patents and pending applications for Patents, (ii) registered Trademarks and applications for registration of Trademarks, (iii) Internet domain names and (iv) registered Copyrights and pending applications for registration of Copyrights (the Intellectual Property referred to in clauses (i) through (iv), collectively, the “Company Registered Intellectual Property”), and includes for each such asset the record owner of such asset as of the date of this Agreement. Except for matters that have not been, and would not reasonably be expected to be, individually or in the aggregate, material to the Company and the Company Subsidiaries, taken as a whole, (x) all of the Company Registered Intellectual Property is subsisting and in full force and effect and (y) all necessary registration, maintenance, renewal and other relevant filing fees due through the date of this Agreement have been timely paid and all necessary documents and certificates in connection therewith have been timely filed with the relevant Patent, Trademark, Copyright, domain name, or other authorities in the United States or foreign jurisdictions, as the case may be, for the purpose of maintaining such Company Registered Intellectual Property in full force and effect.

(b) The Company or a Company Subsidiary is the sole and exclusive owner of, or has a license, sublicense or otherwise possesses legally enforceable rights to use all Intellectual Property used in or necessary to the conduct of its business as presently conducted by Company (the “Company Intellectual Property”), free and clear of all Liens (other than Permitted Liens); provided that this sentence shall not be construed as a representation or warranty of non-infringement. No third party has any joint ownership in any Company Intellectual Property owned or purported to be owned by the Company or any Company Subsidiary. None of the Company or any Company Subsidiary is a party to any Contract under which material Intellectual Property is exclusively licensed to the Company or any Company Subsidiary.

(c) Except for such non-compliance that, individually or in the aggregate, has not been, and would not reasonably be expected to be, material to the Company and the Company Subsidiaries, taken as a whole, each of the Company and each Company Subsidiary has complied with all Laws regarding the duty of disclosure, candor and good faith in connection with each Patent included in the Company Registered Intellectual Property. Except as has not been, and would not reasonably be expected to be, individually or in the aggregate, material to the Company and the Company Subsidiaries, taken as a whole, no public disclosure bar by the Company or any Company Subsidiary has occurred or on sale bar by the Company or any Company Subsidiary has arisen which has rendered or would reasonably be expected to render any Patent contained in the Company Registered Intellectual Property unenforceable or unpatentable.

(d) To the knowledge of the Company, since January 1, 2019, (i) the conduct of the business of the Company and the Company Subsidiaries has not infringed, misappropriated or otherwise violated, and is not infringing, misappropriating or otherwise violating any Intellectual Property rights of any third party, and (ii) no third party has infringed, misappropriated or otherwise violated, or is infringing, misappropriating or otherwise violating any of the Company Registered Intellectual Property or other material Company Owned Intellectual Property and no such claims have been made against any third party by the Company or any Company Subsidiary.

(e) Except as set forth in Section 3.18(e) of the Company Disclosure Letter, as of the date of this Agreement, there is no action pending, or, to the knowledge of the Company, threatened, against the Company or any Company Subsidiary (other than, for clarity, office actions initiated by the U.S. Patent and Trademark Office or any foreign equivalent), and, neither the Company nor any Company Subsidiary has received any written notice from any Person since January 1, 2019, in each case, pursuant to which any Person is (i) alleging that the conduct of the business of the Company or any Company Subsidiary as presently conducted is infringing, misappropriating or otherwise violating any Intellectual Property rights of any third party, or (ii) contesting the use, ownership, validity or enforceability of any of the Company Owned Intellectual Property; except, in each case (clauses (i) and (ii)), as has not been, and would not reasonably be expected to be, individually or in the aggregate, material to the Company and the Company Subsidiaries, taken as a whole. None of the material Company Owned Intellectual Property is subject in any material respect to any pending or outstanding Judgment that adversely restricts the use, transfer or registration of, or adversely affects the validity or enforceability of, any such Company Intellectual Property.

(f) No past or present director, officer, employee, consultant or independent contractor of the Company or any Company Subsidiary owns (or has any claim, or any right (whether or not currently exercisable) to any ownership interest, in or to) any Company Owned Intellectual Property. The Company or a Company Subsidiary has executed valid and enforceable written agreements with each of its past and present directors, officers, employees, consultants and independent contractors who are engaged in creating or developing for the Company or any Company Subsidiary any material Company Intellectual Property in the course of such Person’s employment or retention thereby, pursuant to which such Person has (i) agreed to hold all confidential information of the Company or any Company Subsidiary in confidence and (ii) presently assigned to the Company or a Company Subsidiary all of such Person’s rights, title and interest in and to all Intellectual Property created or developed for the Company or any Company Subsidiary in the course of such Person’s employment or retention thereby. There is no material uncured breach by the Company or any Company Subsidiary or, to the knowledge of the Company, the counterparty under any such agreement.

(g) The Company and the Company Subsidiaries have taken commercially reasonable steps to maintain the secrecy and confidentiality of all material Trade Secrets included in the Company Intellectual Property, including the source code of the Company Products. No Trade Secret that is material to the business of the Company as presently conducted has been authorized to be disclosed, or, to the knowledge of the Company, has been disclosed to any of the Company’s or any of the Company Subsidiaries’ past or present employees or any third person, other than pursuant to a non-disclosure agreement restricting the disclosure and use of such Trade Secret.

(h) With regard to material proprietary Software that is incorporated into, or otherwise necessary to use, any Company Products, neither the Company nor any Company Subsidiary has assigned, delivered, licensed or made available, and does not have any obligation to assign, deliver, license or make available, the source code for any such Software to any Person, including any escrow agent or similar Person.

(i) Except as would not be material to the Company and the Company Subsidiaries, taken as a whole, to the knowledge of the Company, no proprietary Software that is contained in or distributed with any Company Products is combined with, derived from, distributed with or was developed using any Open Source Software in a manner that imposes a requirement or condition that any such Software or portion thereof (i) be disclosed or distributed in source code form, (ii) be licensed for the purpose of making modifications or derivative works or (iii) be redistributable at no charge.

(j) No funding, facilities or personnel of any Governmental Entity or any university, college, research institute or other educational institution has been or is being used in any material respect to create, in whole or in part, any material Company Owned Intellectual Property. No current or former employee, consultant or independent contractor of the Company or any Company Subsidiary who contributed to the creation or development of the Company Owned Intellectual Property has to the knowledge of the Company performed services for a Governmental Entity or any university, college, research institute or other educational institution related to the Company’s and the Company Subsidiaries’ business as presently conducted during a period of time during which such employee, consultant or independent contractor was also performing services for the Company or any Company Subsidiary.

(k) Except as has not been, and would not reasonably be expected to be, individually or in the aggregate, material to the Company and the Company Subsidiaries, taken as a whole: (i) the computer systems, including the Software, firmware, hardware, networks, interfaces, platforms and related systems, owned, leased or licensed by the Company or any Company Subsidiary (collectively, the “Company Systems”) are sufficient for the conduct of business as presently conducted by the Company and each of the Company Subsidiaries, (ii) in the twelve (12) months prior to the date of this Agreement, there have been no failures, breakdowns, continued substandard performance or other adverse events affecting any such Company Systems that have caused or would reasonably be expected to result in the substantial disruption or interruption in or to the use of such Company Systems or the conduct of the business of the Company as presently conducted, and (iii) to the knowledge of the Company, in the twelve (12) months prior to the date of this Agreement, there have not been any incidents of unauthorized access or other breaches materially compromising the security of the Company Systems.

(l) Except as has not been, and would not reasonably be expected to be, individually or in the aggregate, material to the Company and the Company Subsidiaries, taken as a whole, the execution and delivery of this Agreement by the Company and the consummation of the Transactions will not (i) result in the breach, modification, cancellation, termination (including any incremental loss of rights), suspension of, or acceleration of any performance, benefit, remedy or payment, nor triggering of any right or obligation of, or create on behalf of any third party the right to terminate suspend or modify any Material Contract relating to any Company Intellectual Property, (ii) cause a material loss or impairment of any Company Intellectual Property, or (iii) the delivery, license or disclosure to any third Person of any source code for any Company Product, or other proprietary Software of the Company or any Company Subsidiary.

(m) Since January 1, 2019, the Company and the Company Subsidiaries have complied in all material respects with all applicable Privacy Laws. Since January 1, 2019, the Company and the Company Subsidiaries have implemented and maintain, and have maintained, a written information security program comprising reasonable and appropriate organizational, physical, administrative, and technical safeguards that are reasonably consistent with industry standards applicable to the industry in which they operate. Neither the Company nor any of Company Subsidiaries has received any written notice of any claims, complaints, investigations (including investigations by a Governmental Entity) or other communication from any Governmental Entity or other Person, and, to the Company’s knowledge, no Proceeding has been commenced or is pending or threatened against the Company or any of the Company Subsidiaries, alleging a violation of any Privacy Laws or with respect to the security, confidentiality, availability, or integrity of the Company Systems. Since January 1, 2019, neither the Company nor any of the Company Subsidiaries have suffered any unauthorized Processing of Personal Information. The Company’s and the Company Subsidiaries’ information security practices and use of data (including Personal Information) conform, and at all times since January 1, 2019 have conformed, to all of the Company’s and the Company Subsidiaries’ contractual commitments with respect to such security practices and use of data and the Company Privacy Policies, in each case, in all material respects.

(n) Except as has not been, and would not reasonably be expected to be, individually or in the aggregate, material to the Company and the Company Subsidiaries, taken as a whole, none of the Company Products fails to materially comply with any applicable warranty or other contractual commitment made by or on behalf of the Company or any Company Subsidiary relating to the use, functionality or performance of, or any product or system containing or used in conjunction with, such Company Products. The Company has made available a true, correct and complete copy of its list as of the date of this Agreement of all known material bugs, defects and errors in each version and component of the Company Products that is currently being supported and adversely affects the performance of such Company Products in any material respect, which material bugs, defects and errors have not been remedied as of the date of this Agreement.

(o) Other than as set forth in Section 3.08 and Section 3.13, this Section 3.18 contains the sole and exclusive representations and warranties of the Company with respect to Intellectual Property and other proprietary rights matters.

SECTION 3.19 Insurance. Except as would not be material to the Company and the Company Subsidiaries, taken as a whole, (i) all insurance policies of the Company and the Company Subsidiaries are in full force and effect, except for any expiration thereof in accordance with the terms thereof, and all premiums due thereon have been paid in full, and the Company and the Company Subsidiaries are in compliance with the terms and conditions of such insurance policy, (ii) neither the Company nor any Company Subsidiary is in breach or default under any such insurance policy or has received written notice that they are in breach or default under any such insurance policy, (iii) no written notice of cancelation or termination has been received with respect to any such insurance policy, other than in connection with ordinary renewals, and (iv) no event has occurred which, with notice or lapse of time, would constitute such breach or default, or permit termination, or modification, under any such insurance policy.

SECTION 3.20 Brokers and Other Advisors. No broker, investment banker, financial advisor or other Person, other than Evercore Group L.L.C., the fees and expenses of which will be paid by the Company, is entitled to any broker’s, finder’s, financial advisor’s or other similar fee or commission in connection with the Transactions based upon arrangements made by or on behalf of the Company or any of its affiliates.

SECTION 3.21 No Rights Agreement; Anti-Takeover Provisions. As of the date of this Agreement, neither the Company nor any Company Subsidiary is a party to a stockholder rights agreement, “poison pill” or similar anti-takeover agreement or plan. The Company Board has taken all action necessary to render Section 203 of the DGCL and any other takeover, anti-takeover, moratorium, “fair price,” “control share,” or similar Law inapplicable to the Offer and the Merger. Assuming the accuracy of the representations and warranties set forth in Section 4.08, no restrictions of any other “business combination,” “control share acquisition,” “fair price,” “moratorium” or other anti-takeover Laws (each, a “Takeover Law”) apply or will apply to the Company pursuant to this Agreement or the Transactions.

SECTION 3.22 Opinion of Financial Advisor. The Company Board has received an oral opinion (to be confirmed by a written opinion) from Evercore Group L.L.C. to the effect that, as of the date of this Agreement and subject to the assumptions, qualifications and limitations set forth in the written opinion, the Merger Consideration to be paid to the holders of shares of Company Common Stock (other than Parent and its affiliates) pursuant to this Agreement is fair, from a financial point of view, to such holders, and such opinion has not been withdrawn, revoked or modified as of the date of this Agreement. A copy of such opinion shall be provided to Parent for informational purposes promptly following the date of this Agreement.

SECTION 3.23 No Vote Required. Assuming the Transactions are consummated in accordance with Section 251(h) of the DGCL and assuming the accuracy of the representations and warranties set forth in Section 4.08, no stockholder votes or consents are needed to authorize this Agreement or for consummation of the Transactions.

SECTION 3.24 Affiliate Transactions. No present or former officer or director of the Company or any Person owning 5% or more of the Company Common Stock, and no family member of any such natural Person, is a party to any Contract with or binding upon the Company or any of its properties or assets, or has any material interest in any property owned, leased or occupied by the Company, or has engaged in any material transaction with any of the foregoing within the 12 months preceding the date of this Agreement other than (a) compensation of directors and executive officers of the Company in the ordinary course and (b) equity interests granted to directors and executive officers of the Company.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF PARENT AND MERGER SUB

Parent and Merger Sub, jointly and severally, represent and warrant to the Company that:

SECTION 4.01 Organization, Standing and Power. Each of Parent and Merger Sub is duly organized, validly existing and in good standing under the Laws of the jurisdiction in which it is organized (in the case of good standing, to the extent the concept is recognized by such jurisdiction) and has full corporate power and authority to conduct its businesses as presently conducted.

SECTION 4.02 Merger Sub.

(a) Merger Sub was formed solely for the purpose of entering into the Transactions, and since the date of its incorporation, Merger Sub has not carried on any business, conducted any operations or incurred any liabilities or obligations other than the execution of this Agreement, the performance of its obligations hereunder and matters ancillary thereto.

(b) The authorized capital stock of Merger Sub consists of 100 shares of common stock, par value $0.01 per share, all of which have been validly issued, are fully paid and nonassessable and are owned directly or indirectly by Parent.

SECTION 4.03 Authority; Execution and Delivery; Enforceability. Each of Parent and Merger Sub has all requisite corporate power and authority to execute, deliver and perform this Agreement and to consummate the Transactions, subject, in the case of the Merger, to the adoption of this Agreement by Parent, as sole stockholder of Merger Sub (which shall occur immediately following the execution of this Agreement). The execution, delivery and performance by each of Parent and Merger Sub of this Agreement and the consummation by Parent and Merger Sub of the Transactions have been duly and validly authorized by all necessary corporate action on the part of Parent and Merger Sub, subject, in the case of the Merger, to the adoption of this Agreement by Parent, as sole stockholder of Merger Sub (which shall occur immediately following the execution of this Agreement). Neither the approval and adoption of this Agreement nor the consummation of the Offer, the Merger or the other Transactions requires any approval of the stockholders of Parent. Each of Parent and Merger Sub has duly executed and delivered this Agreement, and, assuming due authorization, execution and delivery by the Company, this Agreement constitutes its legal, valid and binding obligation, enforceable against it in accordance with its terms (subject to Bankruptcy, Equity and Indemnity Exception).

SECTION 4.04 No Conflicts; Consents.

(a) The execution, delivery and performance by each of Parent and Merger Sub of this Agreement do not, and the consummation of the Transactions do not and will not conflict with, or result in any violation of or default (with or without notice or lapse of time, or both) under, any provision of (i) the organizational documents of Parent or Merger Sub, (ii) any Contract to which Parent or any of its subsidiaries is party or by which any of their respective properties or assets is bound or (iii) subject to the filings and other matters referred to in Section 4.04(b), any Judgment or Law applicable to Parent or any of its subsidiaries or their respective properties or assets, other than, in the case of clauses (ii) and (iii) above, any such items that would not reasonably be expected to, individually or in the aggregate, have a Parent Material Adverse Effect.

(b) No Consent of, with, or from, any Governmental Entity is required to be obtained or made by or with respect to Parent or any of its subsidiaries in connection with the execution, delivery and performance of this Agreement or the consummation of the Transactions, other than (i) compliance with and filings under the HSR Act, (ii) the applicable requirements of any other Antitrust Laws, (iii) the filing with the SEC of (A) the Offer Documents and (B) such reports under the Exchange Act, as may be required in connection with this Agreement and the Transactions, (iv) the filing of the Certificate of Merger with the Secretary of State of the State of Delaware, (v) filings required by, or compliance with the rules and regulations of, any national security exchange on which securities of Parent or the Company are listed, and (vi) such other items the failure of which to obtain or make would not reasonably be expected to, individually or in the aggregate, have a Parent Material Adverse Effect.

SECTION 4.05 Information Supplied. None of the information supplied or to be supplied by or on behalf of Parent or Merger Sub for inclusion or incorporation by reference in the Offer Documents or the Schedule 14D-9 will, at the time such document is filed with the SEC, at any time it is amended or supplemented or at the time it is first published, sent or given to the Company’s stockholders, contain any untrue statement of a material fact or omit to state any material fact necessary to make the statements therein, in light of the circumstances under which they are made, not misleading; provided that neither Parent nor Merger Sub makes any representation or warranty with respect to information furnished in writing by or on behalf of the Company for inclusion or incorporation by reference in any such document. The Offer Documents will comply as to form in all material respects with the requirements of the Exchange Act, except that no representation or warranty is made by Parent or Merger Sub with respect to statements included or incorporated by reference therein based on information supplied by or on behalf of the Company for inclusion or incorporation by reference therein.

SECTION 4.06 Brokers. No broker, investment banker, financial advisor or other Person is entitled to any broker’s, finder’s, financial advisor’s or other similar fee or commission in connection with the Transactions based upon arrangements made by or on behalf of Parent or any of its affiliates.

SECTION 4.07 Litigation. As of the date of this Agreement, there is no Proceeding pending or, to the knowledge of Parent, threatened against Parent or any subsidiary of Parent that would reasonably be expected to, individually or in the aggregate, have a Parent Material Adverse Effect, nor is there any Judgment outstanding against Parent or any subsidiary of Parent that would reasonably be expected to, individually or in the aggregate, have a Parent Material Adverse Effect.

SECTION 4.08 Ownership of Company Common Stock. Other than as a result of this Agreement, none of Parent, Merger Sub or any of their respective “affiliates” or “associates” is, or has been at any time during the last three years, an “interested stockholder” of the Company (in each case, as such quoted terms are defined under Section 203 of the DGCL). As of the date hereof, Parent, Merger Sub and their subsidiaries own no shares of Company Common Stock directly (other than through passive investments, pension or employee benefit plans or trusts for Parent’s or its affiliates’ employees, or limited partnership funds, mutual funds or similar entities that Parent has invested in, in all cases that Parent and its affiliates do not directly or indirectly control the management or policies thereof).

SECTION 4.09 Available Funds. At the Expiration Time and the Effective Time, Parent will have funds available sufficient to consummate the Transactions on the terms contemplated by this Agreement and, at the Expiration Time and the Effective Time, Parent and Merger Sub will have available all of the funds necessary for the acquisition of all shares of Company Common Stock pursuant to the Offer and the Merger, as the case may be, to pay all fees and expenses in connection therewith, to make payments pursuant to Section 2.10 and to perform their respective obligations under this Agreement. Parent and Merger Sub acknowledge and agree that their obligations hereunder are not subject to any conditions regarding Parent’s, Merger Sub’s or any other Person’s ability to obtain financing for the consummation of the Transactions. Any failure to have all such necessary funds at the Expiration Time and the Effective Time shall constitute an Intentional Breach of this Agreement.

SECTION 4.10 Stockholder and Management Arrangements. Except as has been disclosed to the Company in writing, as of the date of this Agreement, neither Parent nor Merger Sub nor any of their respective subsidiaries is a party to any Contract with any director, officer or employee of the Company or any Company Subsidiary relating to employment with the Parent, Surviving Corporation or any of their respective subsidiaries from and after the Effective Time.

ARTICLE V

COVENANTS RELATING TO CONDUCT OF BUSINESS

SECTION 5.01 Conduct of Business of the Company. Except for matters set forth in Section 5.01 of the Company Disclosure Letter or otherwise expressly permitted or required by this Agreement or required by applicable Law or with the prior written consent of Parent (which consent shall not be unreasonably withheld, conditioned or delayed and may be provided by email to those individuals set forth on Schedule 5.01), from the date of this Agreement to the earlier of the Effective Time or the termination of this Agreement in accordance with Section 8.01 (the “Pre-Closing Period”), the Company shall, and shall cause each Company Subsidiary to, use commercially reasonable efforts to conduct their respective businesses in the ordinary course consistent with past practice and, use commercially reasonable efforts to, except with respect to actions taken (or not taken) in connection with any COVID-19 Responses, (x) preserve intact its present business organization, (y) keep available the services of its present officers and key employees and (z) preserve its present relationships and goodwill with customers, suppliers, resellers. licensors, licensees, distributors, contractors, partners and others having business dealings with it. In addition, except for matters set forth in Section 5.01 of the Company Disclosure Letter or otherwise expressly permitted or required by this Agreement or required by applicable Law, during the Pre-Closing Period the Company shall not, and shall not permit any Company Subsidiary to, do any of the following without the prior written consent of Parent (which consent, in the case of Section 5.01(f), Section 5.01(g), Section 5.01(h), Section 5.01(i), Section 5.01(j), Section 5.01(l), Section 5.01(m), Section 5.01(n) or Section 5.01(q), shall not be unreasonably withheld, conditioned or delayed):

(a) enter into any new line of business or enter into any agreement, arrangement or commitment that limits or otherwise restricts the Company or its affiliates, including following the Offer Closing Time, Parent and its affiliates from engaging or competing in any line of business or in any geographic area or otherwise enter into any agreements, arrangements or commitments imposing material restrictions on its assets, operations or business;

(b) (i) declare, set aside, establish a record date in respect of, accrue or pay any dividends on, or make any other distributions (whether in cash, stock, equity securities or property) in respect of, any of its capital stock, equity interests or other ownership or voting interests, other than dividends and distributions of cash by a direct or indirect wholly owned Company Subsidiary to its parent in the ordinary course of business consistent with past practice, (ii) split, combine, subdivide or reclassify any of its capital stock, equity interests or other ownership or voting interests or issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for shares of its capital stock, equity interests or other ownership or voting interests or (iii) repurchase, redeem, offer to redeem or otherwise acquire, directly or indirectly any shares of capital stock, equity interests or other ownership or voting interests of the Company or any Company Subsidiary or options, warrants, convertible or exchangeable securities, stock-based performance units or other rights to acquire any such shares, equity interests or other ownership or voting interests, except for (A) acquisitions by the Company of shares of Company Common Stock in connection with the surrender of shares of Company Common Stock by holders of Company Stock Options in order to pay the exercise price of Company Stock Options , in accordance with the applicable Company Stock Plan as in effect on the date of this Agreement, (B) the withholding by the Company of shares of Company Common Stock to satisfy Tax obligations with respect to awards granted pursuant to the Company Stock Plans, in accordance with the applicable Company Stock Plan as in effect on the date of this Agreement or (C) the acquisition by the Company of Company Stock Options, Company RSUs or Company PSUs in connection with the forfeiture of such awards, in each case in accordance with their terms as in effect on the date of this Agreement;

(c) issue, grant, deliver, sell, authorize, pledge or otherwise encumber any shares of its capital stock, equity interests or other ownership or voting interests or options, warrants, convertible or exchangeable securities, stock-based performance units or other rights to acquire such shares, equity interests or other ownership or voting interests, any Voting Company Debt or any other rights that give any person the right to receive any economic interest of a nature accruing to the holders of Company Common Stock or equity interests or other ownership or voting interests, other than issuances by the Company of Company Common Stock (i) upon the exercise of Company Stock Options or settlement of Company RSUs and Company PSUs, in each case, outstanding as of the date of this Agreement in accordance with their terms as in effect on the date of this Agreement, (ii) in connection with conversions (in whole or in part) of any of the Convertible Senior Notes that are outstanding on the date of this Agreement pursuant to the terms of the Convertible Senior Notes Indentures as in effect on the date of this Agreement and (iii) pursuant to the Company ESPP as in effect on the date of this Agreement (subject to Section 2.10);

(d) amend the Company Charter, the Company Bylaws or the comparable organizational documents of any Company Subsidiary (including by merger, consolidation or otherwise) or adopt a shareholders’ rights plan, or enter into any agreement with respect to the voting of its share capital, equity interests or other ownership or voting interests;

(e) acquire (including by merger, consolidation, acquisition of stock or assets or otherwise) (i) any corporation, partnership, limited liability company, joint venture, other business organization, any division of any of the foregoing, any equity interest in any of the foregoing or all or any material portion of the assets, business or properties of any Person, except for cash consideration paid or transferred by the Company or a Company Subsidiary in an aggregate amount that would not exceed $1,000,000, or (ii) any real property or interest therein;

(f) except as required pursuant to the terms of any Company Benefit Plan, in each case, in effect on the date of this Agreement or as described in Section 5.01(f) of the Company Disclosure Letter, (i) adopt, enter into, establish, terminate, amend or modify any collective bargaining agreement, Company Benefit Plan (or plan or arrangement that would be a Company Benefit Plan if in effect on the date hereof), except as otherwise expressly permitted by this Section 5.01(f), (ii) grant to any director, employee or individual service provider of the Company or any Company Subsidiary any increase in base compensation, (iii) grant to any director, employee or individual service provider of the Company or any Company Subsidiary any increase in severance or termination pay, (iv) pay or award, or commit to pay or award, any bonuses, transaction-related bonuses or incentive compensation, (v) enter into any employment, retention, consulting, change in control, severance or termination agreement with any director, employee or individual service provider of the Company or any Company Subsidiary, other than offer letters or employment agreements with new hires that do not provide any severance or termination pay (except as may be required by applicable Law or as provided in the Company’s (or the applicable Company Subsidiary’s) standard form employment agreements) and are in the ordinary course of business consistent with past practice, (vi) take any action to accelerate any rights or benefits under any Company Benefit Plan, or the funding of any payments or benefits under any Company Benefit Plan, (vii) hire any employee or individual independent contractor having total annual base salary, wage rate or fee rate in excess of $175,000 or (viii) terminate (other than for cause) the employment or service of any employee or individual service provider, other than with respect to employees or service providers who are below the level of vice president in the ordinary course of business consistent with past practice;

(g) make any change in accounting methods, principles or practices, except as may be required (i) by GAAP (or any authoritative interpretation thereof), including pursuant to standards, guidelines and interpretations of the Financial Accounting Standards Board or any similar organization or (ii) by Law, including Regulation S-X promulgated under the Securities Act, in each case as agreed to by the Company’s independent public accountants;

(h) sell, dispose of, lease (as lessor), license or otherwise transfer (including through any “spin-off”), or pledge, encumber or otherwise subject to any Lien (other than a Permitted Lien), any properties or assets or any portion thereof or interest therein (other than Intellectual Property) except (i) sales or other dispositions of inventory and excess or obsolete properties or assets in the ordinary course of business consistent with past practice, or (ii) properties or assets having a fair market value of less than $250,000 in the aggregate;

(i) sell, assign, abandon, cancel, permit to lapse, license or otherwise transfer any Company Owned Intellectual Property, except for (i) non-exclusive licenses (including sublicenses) to Intellectual Property granted in the ordinary course of business consistent with past practice, or (ii) abandonment or other disposition of any Company Registered Intellectual Property at the end of the applicable statutory term, in the ordinary course of prosecution or otherwise in the exercise of the Company’s reasonable business judgment;

(j) (i) disclose to any third party, other than under a confidentiality agreement or other legally binding confidentiality undertaking, any Trade Secret (including source code) of the Company or any Company Subsidiary that is included in the Company Intellectual Property in a way that results in loss of material Trade Secret protection thereon, except for any such disclosures made as a result of publication of a Patent application filed by the Company or any Company Subsidiary or in connection with any required regulatory filing, or (ii) except as may be required by changes in Law occurring after the date hereof, materially change practices or procedures related to the Processing of Personal Information;

(k) (i) incur, assume or otherwise become liable or responsible for or modify the terms of (including by extending the maturity date thereof), directly, indirectly, contingently or otherwise, any indebtedness for borrowed money or guarantee any such indebtedness of another Person, issue or sell any debt securities or warrants or other rights to acquire any debt securities of the Company or any Company Subsidiary, guarantee any debt securities of another Person, enter into any “keep well” or other agreement to maintain any financial statement condition of another Person or enter into any arrangement having the economic effect of any of the foregoing, in each case other than (A) interest rate and other hedging arrangements on customary commercial terms in the ordinary course of business consistent with past practice, (B) settlement (in whole or in part) of any of the Convertible Senior Notes pursuant to the terms of the Convertible Senior Notes Indentures and (C) short-term borrowings incurred in the ordinary course of business consistent with past practice not in excess of $250,000 in aggregate principal amount outstanding at any one time, (ii) make any loans, advances or capital contributions to, or investments in, any other Person, other than to or in (A) the Company, (B) any acquisition not in violation of clause (e) above, (C) any person pursuant to any advancement obligations under the Company Charter, Company Bylaws or indemnification agreements as in effect on or prior to the date hereof and made available to Parent or (D) to employees, consultants or independent contracts in the ordinary course of business consistent with past practice or (iii) cancel any indebtedness for borrowed money owed to the Company or any Company Subsidiary (individually or in the aggregate) or settle, waive, forgive or amend any claims or rights outside the ordinary course of business consistent with past practice;

(l) other than in accordance with the Company’s capital expenditure budget made available to Parent, make or agree to make any capital expenditure or expenditures that in the aggregate are in excess of the amount set forth on Section 5.01(l) of the Company Disclosure Letter;

(m) pay, discharge, settle, compromise, resolve or satisfy (i) any pending or threatened claims, liabilities or obligations relating to a Proceeding (absolute, accrued, asserted or unasserted, contingent or otherwise), including any Proceeding initiated by the Company or any Company Subsidiary, other than any such payment, discharge, settlement, compromise or satisfaction of a claim solely for money damages (without the admission of wrongdoing) in the ordinary course of business consistent with past practice in an amount not to exceed $250,000 per payment, discharge, settlement, compromise or satisfaction or $500,000 in the aggregate for all such payments, discharges, settlements, compromises or satisfactions or (ii) any litigation, arbitration, proceeding or dispute that relates to the Transactions (which shall be governed by Section 6.08 hereof);

(n) change any material Tax election, change any annual Tax accounting period, change any material method of Tax accounting, file any amended material Tax Return, enter into any closing agreement within the meaning of Section 7121 of the Code (or any similar provision of state, local or foreign Law), agree to an extension or waiver of the statute of limitations with respect to income Taxes or other material Taxes, or settle, compromise or waive any material Tax liability or refund;

(o) fail to use commercially reasonable efforts to maintain in effect any material insurance policy naming the Company or any Company Subsidiary as an insured, a beneficiary or a loss payable payee or covering the Company’s or any Company Subsidiary’s properties, assets or businesses without obtaining comparable substitute insurance coverage;

(p) merge or consolidate with any Person or adopt a plan or agreement of complete or partial liquidation or dissolution, merger, consolidation, restructuring, recapitalization or other reorganization (other than the Merger); or

(q) negotiate, amend, extend, renew, terminate or enter into, or agree to any amendment or modification of, or waive, release or assign any rights under, any Material Contract, or any Contract that would have been a Material Contract had it been entered into prior to the date of this Agreement, except, in the case of any Contract of the type described in Section 3.13(a)(iv), Section 3.13(a)(x) or Section 3.13(a)(xi), in the ordinary course of business consistent with past practices; provided, however, that the foregoing exception shall not apply to the extent such entry into, waiver, release or assignment of, renewal or affirmative determination not to renew, amendment, exercise or termination of such Contract requires or provides for consent, acceleration, termination or any other material right for the benefit of a third party or consequence to the Company that is triggered in whole or in part by any of the Transactions; or

(r) authorize, commit or agree to take any of the foregoing actions.

SECTION 5.02 No Solicitation.

(a) Immediately after the execution of the Agreement, except as permitted by this Section 5.02, the Company shall, and shall cause the Company Subsidiaries to, and shall instruct (and shall use reasonable best efforts to cause) the Company’s and the Company Subsidiaries’ Representatives to, cease and cause to be terminated any activities, solicitations, discussions or negotiations with any Person (or such Person’s Representatives) other than Parent, Merger Sub or their respective Representatives with respect to a Company Takeover Proposal or any inquiry, proposal or offer relating to or that would reasonably be expected to lead to a Company Takeover Proposal. Promptly after the date hereof (and in any event within 24 hours), the Company shall (i) terminate “data room” or other access to such other Persons (and such Person’s Representatives) and (ii) request the return or destruction of all confidential information provided by or on behalf of the Company to such other Persons (or such Person’s Representatives).

(b) Except as permitted by this Section 5.02, prior to the Offer Closing Time, the Company agrees that it shall not, and shall cause the Company Subsidiaries not to, and the Company shall not authorize or instruct any of the Company’s or the Company Subsidiaries’ Representatives to (and shall use reasonable best efforts to cause the Company’s and the Company Subsidiaries’ Representatives not to) directly or indirectly:

(i) initiate, solicit or knowingly encourage the making, submission or announcement of any Company Takeover Proposal or any inquiry, proposal or offer relating to or that would reasonably be expected to lead to a Company Takeover Proposal;

(ii) engage in discussions or negotiations with any Person with respect to a Company Takeover Proposal or any inquiry, proposal or offer relating to or that would reasonably be expected to lead to a Company Takeover Proposal (it being understood that the foregoing shall not prohibit the Company or the Company’s Representatives from making such Person aware of the restrictions of this Section 5.02 in response to the receipt of a Company Takeover Proposal);

(iii) enter into any binding or non-binding merger agreement, letter of intent, term sheet, agreement in principle, memorandum of understanding, share purchase agreement, asset purchase agreement, share exchange agreement, partnership agreement, joint venture agreement or other agreement relating to, or that would reasonably be expected to lead to, a Company Takeover Proposal (other than an Acceptable Confidentiality Agreement) (an “Alternative Acquisition Agreement”) or enter into any Contract or agreement requiring the Company to abandon, terminate or fail to consummate the Transactions;

(iv) terminate, waive, amend or modify any provision of, or grant permission under, any confidentiality or standstill or similar agreement to which the Company or any of the Company Subsidiaries is a party;

(v) furnish to any Person (other than to Parent, Merger Sub or any designees of Parent or Merger Sub) any information relating to the Company or any of the Company Subsidiaries or afford to any Person access to the business, properties, assets, books, records or other information, or to any personnel, of the Company or any of the Company Subsidiaries (other than Parent, Merger Sub or any designees of Parent or Merger Sub), in any such case to induce the making, submission or announcement of, or to knowingly encourage, facilitate or assist, any Company Takeover Proposal or any inquiry, proposal or offer relating to or that would reasonably be expected to lead to a Company Takeover Proposal;

(vi) take any other action to knowingly facilitate or assist any Company Takeover Proposal or any inquiry, proposal or offer relating to or that would reasonably be expected to lead to a Company Takeover Proposal; or

(vii) resolve or agree to take any of the foregoing actions.

(c) Notwithstanding anything in this Agreement to the contrary, at any time following the date hereof and prior to the Offer Closing Time, in response to a written Company Takeover Proposal received after the date of this Agreement that did not result from a material breach of the terms of this Section 5.02 (a “Qualifying Company Takeover Proposal”) that the Company Board determines in good faith (after consultation with its independent financial advisor and outside legal counsel) constitutes, or would reasonably be expected to result in, a Superior Company Proposal, the Company and the Company’s Representatives shall be permitted to (i) furnish to the Person that has made the Qualifying Company Takeover Proposal (and such Person’s Representatives) information relating to the Company and the Company Subsidiaries and/or afford access to the business, properties, assets, books, records or other non-public information, or to any personnel, of the Company or any of the Company Subsidiaries, in each case only if the Company has in place or first enters into an Acceptable Confidentiality Agreement with such Person that made the Qualifying Company Takeover Proposal, and (ii) engage or participate in discussions or negotiations with the Person (or such Person’s Representatives) that has made the Qualifying Company Takeover Proposal.

(d) The Company shall promptly (and in any event within one business day) (i) provide Parent written notice of the receipt by the Company or any Company Subsidiary (or any of their respective Representatives) of any Company Takeover Proposals or any inquiry, proposal or offer from any Person or group (other than Parent and its subsidiaries) relating to or that would reasonably be expected to lead to a Company Takeover Proposal or any requests for information, or any negotiations sought to be initiated or continued related to the foregoing, (ii) disclose to Parent the terms of any such Company Takeover Proposal, including the identity of the Person making such Company Takeover Proposal, or any such inquiry, proposal, offer, request or contact, (iii) provide to Parent complete unredacted copies of any correspondence, proposals, indications of interest and draft and final agreements (including schedules, exhibits and any other written materials related thereto (including financing commitments)) and any comments thereon exchanged between the Company, any of the Company Subsidiaries or any of their respective Representatives, on the one hand, and the Person (or any of its Representatives) making such Company Takeover Proposal or any such inquiry, proposal, offer, request or contact, on the other hand, and (iv) provide or make available to Parent any information concerning the Company or any of the Company Subsidiaries provided or made available by the Company, any Company Subsidiary or any of their respective Representatives to such Person (or any of its Representatives) to the extent such information was not previously provided or made available to Parent. The Company will keep Parent reasonably informed on a reasonably prompt basis (and in any event within one business day) of any significant developments with respect to any such Company Takeover Proposal (and any subsequent material amendments or modifications thereto) or any such inquiry, proposal, offer, request or contact.

(e) Except as permitted by Section 5.02(f) or (g), prior to the Offer Closing Time, neither the Company Board nor any committee thereof shall (i) (1) withdraw, change, amend, modify or qualify or publicly propose to withdraw, change, amend, modify or qualify, in a manner adverse to Parent or Merger Sub, the Company Board Recommendation, (2) fail to include the Company Board Recommendation in the Schedule 14D-9 or (3) approve, adopt, endorse, or recommend to the stockholders of the Company, or publicly propose to approve, adopt, endorse, declare advisable or recommend to the stockholders of the Company, any Company Takeover Proposal (any action referred to in this clause (e)(i) being referred to as an “Adverse Recommendation Change”) or (ii) authorize, cause or permit the Company or any of the Company Subsidiaries to enter into any Alternative Acquisition Agreement.

(f) Notwithstanding anything in this Agreement to the contrary, prior to the Offer Closing Time, the Company Board may (x) effect an Adverse Recommendation Change and (y) cause the Company to terminate this Agreement pursuant to Section 8.01(g), if (i) the Company receives a Qualifying Company Takeover Proposal that the Company Board determines in good faith (after consultation with its independent financial advisor and outside legal counsel) is a Superior Company Proposal and (ii) the Company Board determines in good faith (after consultation with its outside legal counsel) that its failure to effect such Adverse Recommendation Change and cause the Company to terminate this Agreement pursuant to Section 8.01(g) to accept such Superior Company Proposal would be inconsistent with its fiduciary duties to the stockholders of the Company under applicable Law; provided that the Company Board may not effect such Adverse Recommendation Change and cause the Company to terminate this Agreement pursuant to Section 8.01(g) to accept such Superior Company Proposal unless:

(i) the Company shall have provided prior written notice to Parent, at least four business days in advance (the “Superior Company Proposal Notice Period”), of its intention to effect such Adverse Recommendation Change and cause the Company to terminate this Agreement pursuant to Section 8.01(g) to accept such Superior Company Proposal (which notice itself shall not constitute an Adverse Recommendation Change), which notice shall specify the material terms and conditions of such Superior Company Proposal and the identity of the Person or group making such Superior Company Proposal, and shall have contemporaneously with such notice provided Parent a copy of the relevant proposed definitive transaction agreements with the Person making such Superior Company Proposal, including any related financing or other agreements;

(ii) if requested by Parent, the Company shall have negotiated with, and shall have caused the Company’s Representatives to negotiate with, Parent and its Representatives in good faith during the Superior Company Proposal Notice Period in order to enable Parent to modify the terms of this Agreement in such a manner that would eliminate the need for taking such action (and in respect of a Superior Company Proposal, would cause such Superior Company Proposal to no longer constitute a Superior Company Proposal);

(iii) either (A) Parent shall not have, prior to the expiration of the Superior Company Proposal Notice Period, made an written offer to modify the terms of this Agreement that would, upon the Company’s acceptance thereof, be binding on Parent or (B) (i) the Company Board (after consultation with its independent financial advisors and outside legal counsel) shall have determined in good faith, after considering the terms of any written offer by Parent to modify the terms of this Agreement, that such Superior Company Proposal still constitutes a Superior Company Proposal (it being understood and agreed that any change to the financial or other material terms of an Company Takeover Proposal that was previously the subject of a notice hereunder shall require a new notice to Parent as provided above, but with respect to any such subsequent notices the Superior Company Proposal Notice Period shall be deemed to be two business days rather than four business days) and (ii) the Company Board determines in good faith (after consultation with its outside legal counsel) that its failure to make an Adverse Recommendation Change and cause the Company to terminate this Agreement pursuant to Section 8.01(g) to accept such Superior Company Proposal would be inconsistent with its fiduciary duties to the stockholders of the Company under applicable Law; and

(iv) the Company will have validly terminated (or shall concurrently terminate) this Agreement in accordance with Section 8.01(g), including paying the Company Termination Fee in accordance with Section 6.05(a).

(g) Notwithstanding anything in this Agreement to the contrary, prior to the Offer Closing Time, the Company Board may effect an Adverse Recommendation Change in response to an Intervening Event if the Company Board determines in good faith (after consultation with its independent financial advisor and outside legal counsel) that its failure to effect such Adverse Recommendation Change in response to such Intervening Event would be inconsistent with its fiduciary duties to the stockholders of the Company under applicable Law; provided that the Company Board may not effect such Adverse Recommendation Change unless:

(i) the Company shall have provided prior written notice to Parent, at least four business days in advance (the “Intervening Event Notice Period”), of its intention to effect such Adverse Recommendation Change (which notice itself shall not constitute an Adverse Recommendation Change), which notice shall specify the details of such Intervening Event and the basis upon which the Company Board intends to effect an Adverse Recommendation Change;

(ii) if requested by Parent, the Company shall have negotiated with, and shall have caused the Company’s Representatives to negotiate with, Parent and its Representatives in good faith during the Intervening Event Notice Period in order to enable Parent to modify the terms of this Agreement in such a manner that would eliminate the need for taking such action; and

(iii) either (A) Parent shall not have, prior to the expiration of the Intervening Event Notice Period, made an written offer to modify the terms of this Agreement that would, upon the Company’s acceptance thereof, be binding on Parent or (B) the Company Board (after consultation with its independent financial advisor and outside legal counsel) shall have determined in good faith, after considering the terms of any written offer by Parent to modify the terms of this Agreement, that the failure to make an Adverse Recommendation Change in response to such Intervening Event would be inconsistent with its fiduciary duties to the stockholders of the Company under applicable Law.

(h) Nothing contained in this Agreement shall prohibit the Company Board from (i) taking and disclosing to the stockholders of the Company a position contemplated by Rule 14e-2(a) or Rule 14d-9, including any “stop-look-and-listen” communication to stockholders of the Company, (ii) making any disclosure to the stockholders of the Company if the Company Board determines in good faith (after consultation with its outside legal counsel) that its failure to do so would be inconsistent with its fiduciary duties to the stockholders of the Company under applicable Law or (iii) making a factually accurate public statement that describes the Company’s receipt or review of an Company Takeover Proposal, the terms thereof and the identity of the Person making such Company Takeover Proposal, and the operation of this Agreement with respect thereto; provided that any such communication, statement or disclosure (other than a “stop, look and listen” or similar communication of the type contemplated by Rule 14d-9(f) under the Exchange Act) that does not include an express reaffirmation of the Company Board Recommendation shall be deemed to be an Adverse Recommendation Change, provided, further, that nothing in this Section 5.02(h) shall (x) permit the Company Board or any committee thereof to make an Adverse Recommendation Change other than in compliance with Section 5.02(f) or (g) or (y) otherwise affect, modify or supplement the definition of Adverse Recommendation Change (or the consequences thereof under this Agreement).

(i) No Adverse Recommendation Change shall change the approval of the Company Board for purposes of causing any Takeover Law to be applicable to the Transactions. In addition, notwithstanding any Adverse Recommendation Change, unless this Agreement is terminated in accordance with its terms, the obligations of the Company hereunder shall continue in full force and effect and such obligations shall not be affected by the commencement, public proposal, public disclosure or communication to the Company of any Company Takeover Proposal (whether or not a Superior Company Proposal).

(j) For purposes of this Agreement:

“Acceptable Confidentiality Agreement” means a customary confidentiality agreement that contains confidentiality provisions that are no less favorable in the aggregate to the Company than those contained in the Confidentiality Agreement (provided that no such confidentiality agreement will be required to include any standstill or similar provision).

“Company Takeover Proposal” means any inquiry, proposal or offer from any Person or group (other than Parent and its subsidiaries) relating to (i) any direct or indirect acquisition or purchase, in a single transaction or a series of related transactions, of (A) 15% or more of the assets of the Company and the Company Subsidiaries, taken as a whole, or (B) 15% or more of the aggregate voting power of the capital stock of the Company, (ii) any tender offer, exchange offer, merger, consolidation, business combination, recapitalization, liquidation, dissolution, binding share exchange or similar transaction involving the Company that, if consummated, would result in any Person or group (or the stockholders of any Person) beneficially owning, directly or indirectly, 15% or more of the aggregate voting power of the capital stock of the Company or of the surviving entity or the resulting direct or indirect parent of the Company or such surviving entity, other than, in each case, the Transactions or (iii) any combination of the foregoing.

“Intervening Event” means an event, change, effect, development, condition or occurrence material to the Company that (i) was not known or reasonably foreseeable by the Company Board as of the date of this Agreement (or if known or reasonably foreseeable, the consequences of which were not known or reasonably foreseeable), (ii) becomes known or reasonably foreseeable to the Company Board prior to the Offer Closing Time and (iii) does not relate to or constitute a Company Takeover Proposal or any inquiry, proposal or offer relating to or that would reasonably be expected to lead to a Company Takeover Proposal.

“Superior Company Proposal” means any written bona fide Company Takeover Proposal received after the date of this Agreement that did not result from or arise in connection with a material breach of this Section 5.02 and that if consummated would result in a Person or group (or the stockholders of any Person) owning, directly or indirectly, (i) 50% or more of the aggregate voting power of the capital stock of the Company or of the surviving entity or the resulting direct or indirect parent of the Company or such surviving entity or (ii) 50% or more of the assets of the Company and the Company Subsidiaries, taken as a whole, on terms and conditions which the Company Board determines, in good faith, after consultation with outside counsel and its independent financial advisor, are more favorable to the stockholders of the Company than the Transactions, taking into account all the terms and conditions (including all financial, regulatory, financing, conditionality, legal and other terms and conditions) of such proposal and this Agreement (including any changes to the terms of this Agreement proposed by Parent and any fees to be paid by the Company for terminating this Agreement).

Wherever the term “group” is used in this Section 5.02, it is used as defined in Rule 13d-5 under the Exchange Act.

ARTICLE VI

ADDITIONAL AGREEMENTS

SECTION 6.01 Access to Information; Confidentiality.

During the Pre-Closing Period the Company shall (i) afford Parent and Parent’s Representatives reasonable access during normal business hours (under the supervision of appropriate personnel and in a manner that does not unreasonably interfere with the normal operation of the business of the Company) to all of its and the Company Subsidiaries’ properties, books and records, Contracts, personnel, advisors and facilities, and (ii) furnish, as promptly as reasonably practicable, to Parent all information concerning its and the Company Subsidiaries’ business, properties and personnel as Parent may reasonably request. Notwithstanding the immediately preceding sentence, the Company shall not be required to afford access or furnish information to the extent (a) such information is subject to the terms of a confidentiality agreement with a third party entered into prior to the date of this Agreement, (b) such information relates to the applicable portions of the minutes of the meetings of the Company Board (including any presentations or other materials prepared by or for the Company Board) where the Company Board discussed (i) the Transactions or any similar transaction involving the sale of the Company, or a material portion of its assets, to, or combination of the Company with, any other Person, (ii) any Company Takeover Proposal or (iii) any Intervening Event, (c) the Company in good faith determines, light of any COVID-19 Responses, that such access would reasonably be expected to jeopardize the health or safety of any employee of the Company or the Company Subsidiaries or any of the Company’s Representatives or (d) the Company determines in good faith after consulting with counsel that affording such access or furnishing such information would jeopardize the attorney-client privilege of the Company or violate applicable Law; provided that, in the case of clauses (a) and (d), the Company will use its reasonable best efforts to obtain any required consents for the disclosure of such information and/or otherwise take such other reasonable action (including entering into a joint defense agreement or similar arrangement) with respect to such information as is necessary to permit disclosure to Parent without jeopardizing such attorney-client privilege or violating applicable Law or confidentiality agreement. All information exchanged pursuant to this Section 6.01 shall be subject to the confidentiality letter agreement dated December 12, 2021 between the Company and Parent, as amended (the “Confidentiality Agreement”).

SECTION 6.02 Reasonable Best Efforts; Notification.

(a) Prior to the Offer Closing Time, upon the terms and subject to the conditions set forth in this Agreement, each of the parties shall, and shall cause their respective subsidiaries to, use its respective reasonable best efforts to take, or cause to be taken, all actions, and to do, or cause to be done, and to assist and cooperate with the other parties in doing, all things necessary, proper or advisable to consummate and make effective, as promptly as reasonably practicable, the Transactions, including (i) the obtaining of all necessary or advisable actions or non-actions, waivers and consents from, the making of all necessary registrations, declarations and filings with, and the taking of all reasonable steps as may be necessary to avoid a Proceeding by, any Governmental Entity with respect to this Agreement or the Transactions, (ii) the defending or contesting of any Proceedings, whether judicial or administrative, challenging this Agreement or the consummation of the Transactions, including seeking to have any stay or temporary restraining order entered by any court or other Governmental Entity vacated or reversed and (iii) the execution and delivery of any additional instruments necessary to consummate the Transactions and to fully carry out the purposes of this Agreement. Each of Parent and the Company shall not, and shall not permit their respective subsidiaries to, enter into any agreement providing for, or consummate, any acquisition of any ownership interest or assets of any Person, the effect of which would reasonably be expected to impair, materially delay or prevent any required approvals, or expiration or termination of the waiting period, under the HSR Act or any other applicable Antitrust Laws in connection with the Transactions. Notwithstanding anything to the contrary in this Agreement, in no event will Parent, Merger Sub, the Company or any Company Subsidiary be required to pay or make or commit to pay or make (and without the prior written consent of Parent, none of the Company or any Company Subsidiary shall pay or make or commit to pay or make), any fee, penalty or other consideration or any other accommodation to any third party to obtain any consent, approval or waiver in connection with the Transactions under any Contract with such third party.

(b) Parent and the Company shall, or shall cause their ultimate parent entity as that term is defined in the HSR Act to, in consultation and cooperation with the other, file with the United States Federal Trade Commission (the “FTC”) and the United States Department of Justice (the “DOJ”) the Notification and Report Form required under the HSR Act relating to the Transactions as promptly as reasonably practicable (but in no event later than ten business days after the date of this Agreement) and such filings shall specifically request early termination of the waiting period. Any such filing shall be in substantial compliance with the requirements of the HSR Act. Parent shall pay all filing fees under the HSR Act applicable to the Transactions. Each of Parent and the Company shall (i) promptly furnish to the other party such necessary information and reasonable assistance as the other party may request in connection with its preparation of any filing or submission which is necessary under the HSR Act or any other applicable Antitrust Law, (ii) give the other party reasonable prior notice of any such filings or submissions and, to the extent reasonably practicable, of any communication with, and any inquiries or requests for additional information from, the FTC, the DOJ and any other Governmental Entity regarding the Transactions, and permit the other party (or its outside counsel if necessary to retain confidentiality) to review and discuss in advance, and consider in good faith the views of, and permit the participation of, the other party in connection with, any such filings, submissions, communications, inquiries or requests, (iii) unless prohibited by applicable Law or by the applicable Governmental Entity, and to the extent reasonably practicable, (A) not participate in or attend any meeting, or engage in any substantive conversation, with any Governmental Entity in respect of the Transactions without the other party, (B) give the other party reasonable prior notice of any such meeting or conversation, (C) in the event one party is prohibited by applicable Law or by the applicable Governmental Entity from participating in or attending any such meeting or engaging in any such conversation, keep such party apprised with respect thereto, (D) cooperate with one another in the filing of any substantive memoranda, white papers, filings, correspondence or other written communications explaining or defending this Agreement, the Transactions, articulating any regulatory or competitive argument or responding to requests or objections made by any Governmental Entity and (E) promptly furnish the other party with copies of all filings, submissions, correspondence and communications (and memoranda setting forth the substance thereof) between it and its affiliates and their respective Representatives, on the one hand, and any Governmental Entity or members of any Governmental Entity’s staff, on the other hand, with respect to this Agreement, the Transactions and (iv) comply with any inquiry or request from the FTC, the DOJ or any other Governmental Entity as promptly as reasonably practicable. Any such additional information shall be in substantial compliance with the requirements of the HSR Act or any other applicable Antitrust Laws, as the case may be. The parties agree not to extend, directly or indirectly, any waiting period under the HSR Act or any other Antitrust Law or enter into any agreement with a Governmental Entity to delay or not to consummate the Transactions, except with the prior written consent of the other party, which consent shall not be unreasonably withheld, conditioned or delayed. Without limiting the generality of the foregoing, each party shall provide to the other (or the other’s respective advisors) upon request copies of all correspondence between such party and any Governmental Entity relating to the Transactions. The parties may, as they deem advisable and necessary, designate any competitively sensitive materials provided to the other under this Section 6.02 as “outside counsel only.” Such materials and the information contained therein shall be given only to outside counsel of the recipient and will not be disclosed by such outside counsel to employees, officers, or directors of the recipient without the advance written consent of the party providing such materials.

(c) Parent and Merger Sub agree to take or cause to be taken any and all steps necessary, proper or advisable to avoid, eliminate or resolve each and every impediment and obtain all clearances, consents, approvals and waivers or waiting period expirations or terminations under the HSR Act or any other Antitrust Law, so as to enable the parties to close the Transactions as promptly as reasonably practicable (and in any event by or before the Outside Date). Without limitation to the foregoing, Parent and Merger Sub shall (and shall cause their respective subsidiaries, including, after the Effective Time, the Surviving Corporation, to), to the extent necessary to obtain any clearances, consents, approvals and waivers or waiting period expirations or terminations as may be required under the HSR Act or any other Antitrust Law as promptly as reasonably practicable, and in any event by or before the Outside Date, (i) sell, license, divest or dispose of or hold separate any assets, Intellectual Property or businesses, (ii) terminate, amend or assign any existing relationships or contractual rights or obligations, (iii) change or modify any course of conduct regarding future operations, (iv) otherwise take any action that would limit the freedom of action with respect to, or the ability to retain, one or more businesses, assets or rights of any entity or interests therein and (v) commit to take any such action in the foregoing clauses (i), (ii), (iii) or (iv); provided, however, that notwithstanding anything in this Agreement to the contrary, none of Parent, Merger Sub or any subsidiary or affiliate of Parent shall be required to take any action contemplated in the foregoing clauses (i), (ii), (iii), (iv) or (v) or otherwise agree to or proffer to sell, license, divest, dispose of, hold separate or otherwise take any other action (x) with respect to Parent’s or any of its subsidiaries’ or affiliates’ ability to own or operate any assets, properties, businesses, products or rights of Parent or any of its subsidiaries or affiliates (including, for the avoidance of doubt, any securities of the Company or any Company Subsidiary) or, except as would not have, individually or in the aggregate, a material adverse effect on the Company and the Company Subsidiaries, taken as a whole, any assets, properties, businesses, products or rights of the Company or any Company Subsidiary, (y) that is not conditioned on closing the Transactions, or (z) in connection with any Proceeding by a Person other than a Governmental Entity. To assist Parent in complying with its obligations set forth in this Section 6.02(c), the Company and the Company Subsidiaries shall enter into one or more agreements requested by Parent to be entered into by any of them prior to the Offer Closing Time with respect to any transaction to divest, hold separate or otherwise take any action that limits the Company’s freedom of action, ownership or control with respect to, or their ability to retain or hold, directly or indirectly, any of the businesses, assets, equity interests, products or rights of the Company or any Company Subsidiary; provided, however, that the consummation of the transactions provided for in any such agreement shall be conditioned upon the closing of the Transactions, provided, further, however, that without Parent’s prior written consent, the Company shall not (and shall not permit any Company Subsidiary to) take or cause to be taken, do or cause to be done, offer, negotiate, commit to or effect any of the foregoing.

SECTION 6.03 Employee Matters.

(a) With respect to any “employee benefit plan” as defined in Section 3(3) of ERISA maintained by Parent or any of its subsidiaries in which any director, officer or employee of the Company or any Company Subsidiary (the “Company Employees”) will participate effective as of or after the Effective Time (collectively, “New Plans”), subject to applicable Law and applicable Tax qualification requirements, Parent shall, or shall cause the Surviving Corporation to, recognize all service of the Company Employees with the Company or any Company Subsidiary that is reflected in the books and records of the Company, as the case may be, for vesting, eligibility and level of benefits purposes (but not for accrual purposes, except for vacation and severance, excluding, for the avoidance of doubt, with respect to any defined benefit pension plan or post-retirement or post-termination health, medical or life insurance benefits) in any New Plan in which such Company Employees will be eligible to participate after the Effective Time, in each case except to the extent that recognizing such service would result in a duplication of benefits. To the extent any Company Employee participates in a New Plan that is a welfare plan or arrangement of Parent or any of its subsidiaries following the Merger Closing Date (a “Parent Welfare Plan”), Parent and any of its subsidiaries will, to the extent permitted by applicable Law and any insurer or service provider under the applicable Parent Welfare Plan, cause all (i) pre-existing condition limitations which otherwise would be applicable to such Company Employee and his or her covered dependents to be waived to the extent satisfied under a Company Benefit Plan comparable to such Parent Welfare Plan immediately prior to the Merger Closing Date or, if later, immediately prior to such Company Employee’s commencement of participation in such Parent Welfare Plan, (ii) participation waiting periods under each Parent Welfare Plan that would otherwise be applicable to such Company Employee to be waived to the same extent waived or satisfied under the Company Benefit Plan comparable to such Parent Welfare Plan immediately prior to the Merger Closing Date or, if later, immediately prior to such Company Employee’s commencement of participation in such Parent Welfare Plan and (iii) co-payments and deductibles paid by Company Employees in the plan year in which the Effective Time occurs to be credited for purposes of satisfying any applicable deductible or out of pocket requirement under any such Parent Welfare Plan; provided, however, that Parent’s obligations under this clause (ii) shall be subject to its receipt of all necessary information, from either the Company or such Company Employee, related to such amounts paid by such Continuing Employee. In addition, to the extent that any Company Employee has begun a course of treatment with a physician or other service provider who is considered “in network” under a Company Benefit Plan and such course of treatment is not completed prior to the Merger Closing, Parent will use commercially reasonable efforts to arrange for transition care, whereby such Company Employee may complete the applicable course of treatment with the pre-Merger Closing physician or other service provider at “in network” rates.

(b) For any Company Employee who remains an employee of the Company or the Surviving Corporation, or any of their respective subsidiaries or affiliates following the Effective Time (each a “Continuing Employee”), Parent shall, and shall cause the Surviving Corporation to, for a period commencing at the Effective Time and ending on the earlier of (x) the date that is 12 months following the Effective Time and (y) the date on which the employment of the Company Employee terminates, provide for (i) at least the same level of base salary or base hourly wage, as applicable, that was provided to each such Continuing Employee immediately prior to the Effective Time, (ii) a cash incentive compensation opportunity that is at least equal (including with respect to individual target bonus levels) to that provided to each such Continuing Employee immediately prior to the Effective Time, (iii) employee benefits (other than equity and equity-based awards and defined benefit or non-qualified arrangements) that are no less favorable in the aggregate than the employee benefits (other than equity and equity-based awards and defined benefit or non-qualified arrangements) provided to similarly situated employees of Parent or its affiliates and (iv) and upon a termination without cause of a Continuing Employee, severance benefits that are no less favorable than (x) those provided to similarly situated employees of Parent or its affiliates, (y) as applicable, those provided pursuant to the Severance Agreements (as defined in the Company Disclosure Letter) or (z) those required by applicable Law.

(c) For any Company Employee whose employment is terminated at the Effective Time (each a “Non-Continuing Employee”), Parent shall provide such Non-Continuing Employee with the severance or termination payments or benefits under the applicable formula set forth, or otherwise described, in Section 6.03(c) of the Company Disclosure Letter or any higher amount of severance and/or termination payments or benefits as may be required by applicable Law, any agreement between such Company Employee and the Company or any of the Company Subsidiaries and set forth in Section 6.03(c) of the Company Disclosure Letter, or any agreement governing the relationship between such Company Employee and the Company or any of the Company Subsidiaries and set forth in Section 6.03(c) of the Company Disclosure Letter; provided that such Non-Continuing Employee shall have executed, and not revoked, a general release of claims, and such release of claims shall have become effective prior to the payment of any severance and/or termination payments and benefits unless the Non-Continuing Employee is entitled to such severance and/or termination benefits under applicable Law without execution of a release of claims (such payments and benefits, the “Transaction Severance Benefits”). Except as otherwise required by applicable Law, Parent will pay or deliver the Transaction Severance Benefits to any such Non-Continuing Employee as soon as reasonably practicable following the termination of such Non-Continuing Employee’s employment. In addition to the foregoing, the Company and Parent or any subsidiary of Parent shall use reasonable best efforts and take any action reasonably necessary and appropriate to mitigate and/or minimize the impact of the tax consequences of Section 280G of the Code (including as a result of the Transactions under all employment, severance and termination agreements, other compensation arrangements and Company Benefit Plans) on any individual that is regarded as a “disqualified individual” (as such term is defined in proposed Treasury Regulation Section 1.280G-1).

(d) Prior to the Effective Time, the Company shall take such actions as Parent may reasonably request so as to enable the Surviving Corporation to effect such actions relating to the 401(k) plan of the Company (the “401(k) Plan”) and any Company Benefit Plan that is subject to Section 409A of the Code as Parent may deem necessary or appropriate, including amending and/or terminating the 401(k) Plan or any such other plan prior to the Effective Time, subject to the terms of the 401(k) Plan or any such other plan and applicable Law and provided that such action does not preclude the immediate participation of the Company Employees in any successor 401(k) plan or other replacement plan.

(e) This Section 6.03 shall be binding upon and inure solely to the benefit of each of the parties to this Agreement, and nothing in this Section 6.03, express or implied, is intended to confer upon any other Person, including any Company Employee or any beneficiary or dependent thereof, any rights or remedies of any nature whatsoever under or by reason of this Section 6.03. Nothing contained herein shall (i) be treated as an amendment of any particular Company Benefit Plan, (ii) give any third party any right to enforce the provisions of this Section 6.03 or (iii) require Parent or any of its affiliates to retain the employment of any particular Company Employee.

(f) Following the date hereof, each of Parent and the Company (and their respective affiliates) will use reasonable best efforts in all matters necessary to effect the transactions contemplated by this Section 6.03 and the requirements of any applicable Law and will provide, and will cause each of their respective representatives, including legal, human resources and regulatory compliance personnel, to provide, all cooperation reasonably requested by the other party in that regard, including, (i) cooperating and providing each other with all necessary and reasonable assistance and information to ensure that any works councils or committees, trade unions and/or employee representatives applicable to the Continuing Employees are provided with the information required in order for proper consultation, notification and other required processes under applicable Law to take place, and (ii) exchanging information and data, including reports prepared in connection with bonus plan participation and related data of Continuing Employees (other than individual bonus opportunities based on target bonus as a percentage of base salary), relating to workers’ compensation, employee benefits and employee benefit plan coverages, including information and data that are necessary to support or perform any compensation consultant process or that is otherwise reasonably requested in connection with any compensation consultant process (in each case, except to the extent prohibited by applicable Law or to the extent that such information and data relates to performance ratings or assessments of employees of the Company and the Company Subsidiaries), making any and all required filings and notices, making any and all required communications with Company Employees and obtaining any Authorizations required hereunder. Such cooperation will include the provision of any information and consultation required by applicable Law, the terms of any Contract, or as reasonably requested by the other party. Each of Parent and the Company will make available its representatives at such times and in such places as the other party may reasonably request for purposes of discussions with representatives of any such works council, economic committee, union or similar body.

SECTION 6.04 Indemnification.

(a) All rights to indemnification and exculpation from liabilities for acts or omissions occurring at or prior to the Effective Time (and rights to advancement of expenses with respect thereto) now existing in favor of any Person who is or prior to the Effective Time becomes, or has been at any time prior to the date of this Agreement, a director or officer of the Company (each, an “Indemnified Party”) as provided in the Company Charter, the Company Bylaws or any indemnification agreement between such Indemnified Party and the Company that is in effect as of the date of this Agreement and that has been made available to Parent (i) shall be assumed by the Surviving Corporation, without further action, at the Effective Time, (ii) shall survive the Merger, (iii) shall continue in full force and effect in accordance with their terms with respect to any claims against any such Indemnified Party arising out of acts or omissions occurring at or prior to the Effective Time and (iv) for a period of six years following the date of this Agreement, shall not be amended, repealed or otherwise modified in any manner that would adversely affect any right thereunder of any such Indemnified Party with respect to acts or omissions occurring at or prior to the Effective Time. Parent shall ensure that the Surviving Corporation complies with and honors the foregoing obligations.

(b) At or prior to the Effective Time, the Company may, in consultation with Parent, obtain and fully pay the premium for “tail” directors’ and officers’ liability insurance policies in respect of acts or omissions occurring at or prior to the Effective Time (including for acts or omissions occurring in connection with the approval of this Agreement and the consummation of the Transactions) for the period beginning upon the Offer Closing Time and ending six years from the Effective Time, covering each Indemnified Party and containing terms (including with respect to coverage and amounts) and conditions (including with respect to deductibles and exclusions) that are in the aggregate, no less favorable to any Indemnified Party than those of the Company’s directors’ and officers’ liability insurance policies in effect on the date of this Agreement (the “Existing D&O Policies”); provided that the maximum aggregate premium for such “tail” insurance policies shall not exceed 300% of the aggregate annual premium payable by the Company for coverage for its current fiscal year under the Existing D&O Policies. If such “tail” insurance policies have been obtained by the Company, Parent shall cause such “tail” insurance policies to be maintained in full force and effect, for their full term, and cause all obligations thereunder to be honored by it and the Surviving Corporation. In the event the Company does not obtain such “tail” insurance policies, then, for the period beginning upon the Offer Closing Time and ending six years from the Effective Time, Parent shall, at its election, either purchase such “tail” insurance policies or maintain in effect the Existing D&O Policies in respect of acts or omissions occurring at or prior to the Effective Time (including for acts or omissions occurring in connection with the approval of this Agreement and the consummation of the Transactions); provided that neither Parent nor the Surviving Corporation shall be required to pay an aggregate premium for any such “tail” insurance policy or an aggregate annual premium for the Existing D&O Policies in excess of 300% of the annual premium payable by the Company for coverage for its current fiscal year under the Existing D&O Policies; provided, further, that if the premium of such insurance coverage exceeds such amount, Parent or the Surviving Corporation shall be obligated to obtain the most advantageous policy available for an premium equal to such amount; provided, further, that the Surviving Corporation may substitute therefor policies of a reputable and financially sound insurance company containing terms (including with respect to coverage and amounts) and conditions (including with respect to deductibles and exclusions) that are, individually and in the aggregate, no less favorable to any Indemnified Party.

(c) In the event that (i) the Surviving Corporation or any of its successors or assigns (A) consolidates with or merges into any other Person and is not the continuing or surviving corporation or entity of such consolidation or merger or (B) transfers or conveys all or a substantial portion of its properties or other assets to any Person or (ii) Parent or any of its successors or assigns dissolves the Surviving Corporation, then, and in each such case, Parent shall cause proper provision to be made so that the applicable successors and assigns or transferees (expressly, if not by operation of law) assume the obligations set forth in this Section 6.04.

(d) From and after the Offer Closing Time, the obligations of Parent and the Surviving Corporation under this Section 6.04 shall not be terminated or modified in such a manner as to adversely affect any Indemnified Party to whom this Section 6.04 applies without the consent of such affected Indemnified Party. The provisions of this Section 6.04 are, from and after the Offer Closing Time, intended to be for the benefit of, and shall be enforceable by, each Indemnified Party, his or her heirs and his or her representatives, and are in addition to, and not in substitution for, any other rights to which each Indemnified Party is entitled, whether pursuant to Law, Contract or otherwise.

SECTION 6.05 Fees and Expenses.

(a) In the event that:

(i) this Agreement is validly terminated by Parent pursuant to Section 8.01(d) or by the Company pursuant to Section 8.01(g), then the Company shall pay to Parent concurrently with such termination, in the case of a termination by the Company, or within two business days thereafter, in the case of a termination by Parent, a termination fee of $108,700,000 (the “Company Termination Fee”).

(ii) (A) this Agreement is validly terminated by (x) Parent or the Company pursuant to Section 8.01(b)(i) (provided that in the case of termination by the Company, at the time of such termination Parent would not be prohibited from terminating this Agreement pursuant to the proviso in Section 8.01(b)(i)), (y) Parent pursuant to Section 8.01(c) as a result of a breach of a covenant or agreement by the Company or (z) Parent or the Company pursuant to Section 8.01(h) and, in the case of this clause (z), at the final Expiration Date immediately preceding such termination pursuant to Section 8.01(h), all Offer Conditions other than the Minimum Tender Condition and the Offer Condition in clause (v) of Exhibit A (which only need to be capable of being satisfied) had been satisfied or waived, (B) following the date hereof and prior to such termination, a Company Takeover Proposal shall have been publicly disclosed or shall have otherwise become publicly known (and not publicly withdrawn prior to the time of such termination) or is otherwise known to the Company Board and (C) within 12 months after such termination, the Company or any Company Subsidiary either (1) consummates a Company Takeover Proposal or (2) enters into a definitive agreement with respect to a Company Takeover Proposal; provided that for all purposes of this Section 6.05(a)(ii), the term Company Takeover Proposal shall have the meaning assigned to such term in Section 5.02(j), except that the references to “15%” shall be deemed to be references to 50%, then the Company shall pay to Parent the Company Termination Fee on the date no later than two business days after the earlier of the consummation of a Company Takeover Proposal or the date of entry into a definitive agreement with respect to a Company Takeover Proposal.

(iii) All payments under this Section 6.05(a) shall be made by the Company to Parent by wire transfer of immediately available funds to an account designated in writing by Parent. In no event shall the Company be required to pay the Company Termination Fee on more than one occasion.

(b) Each of the Company, Parent and Merger Sub acknowledges that (i) the agreements contained in this Section 6.05 are an integral part of the Transactions and (ii) without these agreements, Parent and Merger Sub would not enter into this Agreement. Accordingly, if the Company fails to pay in a timely manner the Company Termination Fee due pursuant to this Section 6.05 and, in order to obtain such payment, Parent makes a claim that results in a judgment for the Company Termination Fee, the Company shall pay to Parent its reasonable costs and expenses (including reasonable attorneys’ fees and expenses) in connection with such suit, together with interest on the Company Termination Fee at the prime rate of Citibank, N.A. in effect from time to time from the date such payment was required to be made hereunder through the date such payment was actually received.

(c) Except as set forth in this Section 6.05 and Section 6.07, all fees and expenses incurred in connection with this Agreement, the Transactions shall be paid by the party incurring such fees or expenses, whether or not the Offer or the Merger is consummated.

SECTION 6.06 Public Announcements. Parent and Merger Sub, on the one hand, and the Company, on the other hand, shall consult with each other before issuing, and provide each other the opportunity to review and comment upon, any press release or other public statements with respect to the Transactions, and shall not issue any such press release or make any such public statement without the prior consent of the other party (which consent may not be unreasonably withheld, conditioned or delayed), except as may be required by applicable Law, court process or by obligations pursuant to any listing agreement with any national or foreign securities exchange, in which case the party required to make the release or announcement shall use commercially reasonable efforts to allow each other party reasonable time to comment on such release or announcement in advance of such issuance; provided that the restrictions set forth in this Section 6.06 shall not apply to any release, announcement or disclosure made or proposed to be made by the Company with respect to an Adverse Recommendation Change (including in connection with a Superior Company Proposal) that does not violate Section 5.02. The parties agree that the initial press release to be issued with respect to the Transactions shall be in the form heretofore agreed to by the parties.

SECTION 6.07 Transfer Taxes. Except as provided in Section 2.09(b) (or similar circumstances in connection with the Offer), all stock transfer, real estate transfer, documentary, stamp, recording and other similar Taxes (including interest, penalties and additions to any such Taxes) (“Transfer Taxes”) imposed on the Transactions shall be paid by the Surviving Corporation, and the Company shall cooperate with Merger Sub and Parent in preparing, executing and filing any Tax Returns with respect to such Transfer Taxes.

SECTION 6.08 Stockholder Litigation. Until the termination of this Agreement in accordance with Article VIII, the Company shall provide Parent an opportunity to review and to propose comments to all material filings or responses to be made by the Company in connection with any Proceedings commenced, or to the knowledge of the Company, threatened, by or on behalf of one or more stockholders of the Company, relating to any Transaction, and the Company shall give reasonable and good faith consideration to any comments proposed by Parent. The Company shall consult with Parent regarding the defense of such Proceedings, and Parent shall have a right to participate in such defense. In no event shall the Company enter into, agree to or disclose any settlement with respect to such Proceedings without Parent’s prior written consent, such consent not to be unreasonably withheld, conditioned or delayed. The Company shall notify Parent promptly of the commencement or threat of any Proceedings of which it has received notice or become aware and shall keep Parent promptly and reasonably informed regarding any such Proceedings.

SECTION 6.09 Rule 14d-10 Matters. Prior to the Expiration Time, the compensation committee of the Company Board shall cause to be exempt under Rule 14d-10(d) promulgated under the Exchange Act any and all employment compensation, severance or other employee benefit arrangements that have been, or after the date of this Agreement will be, entered into by the Parent, any affiliate of Parent, the Company or any Company Subsidiary with current or future directors, officers or employees of the Company or any Company Subsidiary (including any amendment or modification thereto). Promptly upon Parent or any of its affiliates entering into any such arrangement with any of the officers, directors or employees of the Company or any Company Subsidiary, Parent will provide to the Company any and all information concerning such arrangements as may be needed to comply with this Section 6.09.

SECTION 6.10 Rule 16b-3 Matters. The Company shall take all reasonable steps as may be required to cause any dispositions or cancellations or deemed dispositions or cancellations of Company equity securities (including derivative securities) in connection with this Agreement or the Transactions by each individual who is a director or officer of the Company subject to Section 16 of the Exchange Act to be exempt under Rule 16b-3 under the Exchange Act.

SECTION 6.11 Merger Sub and Surviving Corporation Compliance. Parent shall cause Merger Sub or (after the Effective Time) the Surviving Corporation, as applicable, to comply with all of its respective obligations under this Agreement, and Merger Sub shall not engage in any activities of any nature except as provided in or contemplated by this Agreement. Immediately following the execution and delivery of this Agreement, Parent, in its capacity as the sole stockholder of Merger Sub, will adopt this Agreement by written consent in accordance with the DGCL.

SECTION 6.12 Stock Exchange De-listing. The Surviving Corporation shall cause the Company’s securities to be de-listed from the NYSE and de-registered under the Exchange Act as promptly as practicable following the Effective Time. The Company and Parent will use commercially reasonable efforts to cause to be filed with the SEC (a) a Form 25 on the Merger Closing Date and (b) a Form 15 on the first (1st) business day that is at least ten days after the date the Form 25 is filed (such period between the Form 25 filing date and the Form 15 filing date, the “Delisting Period”). If the Surviving Corporation is reasonably likely to be required to file any reports in accordance with the Exchange Act during the Delisting Period, the Company will deliver to Parent at least five business days prior to the Offer Closing Time a substantially final draft of any such reports reasonably likely to be required to be filed during the Delisting Period (“Post-Closing SEC Reports”). The Post-Closing SEC Reports provided by the Company in accordance with this Section 6.12 will (i) not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements made therein, in the light of the circumstances under which they were made, not misleading and (ii) comply in all material respects with Laws.

SECTION 6.13 Indentures; Capped Calls.

(a) The Company shall timely provide or cause to be provided, in accordance with the Convertible Senior Notes Indentures, to the trustee under the Convertible Senior Notes Indentures, any notices, announcements, supplemental indenture, certificates or legal opinions required by the applicable Convertible Senior Notes Indenture to be provided in connection with the Transactions prior to the Effective Time and shall reasonably cooperate with Parent in connection with any tender offer, conversion or other repayment of the Convertible Senior Notes pursuant to the Convertible Senior Notes Indentures. Parent and its counsel shall be given reasonable opportunity to review and comment on any such notices, announcements, supplemental indentures, certificates or legal opinions in each before such document is provided to such trustee, and the Company shall give reasonable and good faith consideration to any such comments. The Company shall consult with Parent prior to making (or being deemed to make) any election with respect to any settlement method in connection with any conversions of any Convertible Senior Notes, and the Company shall give reasonable and good faith consideration to any request by Parent in connection with such consultations.

(b) The Company shall comply with all of its obligations in connection with the Capped Call Transactions. The Company shall promptly provide notice to Parent of any communications from any counterparty to any Capped Call Transactions in connection with any such amendments or determinations. Prior to the Effective Time, the Company will, at Parent’s request, use commercially reasonable efforts to cooperate with Parent so that the Capped Calls Transactions are terminated, exercised, settled and/or canceled at or as promptly as practicable following the Effective Time. At Parent’s request, the Company will, and will cause its Representatives to, cooperate with Parent in connection with any discussions, negotiations or agreements with the counterparties to the Capped Call Transactions with respect to any settlement in connection with the Capped Call Transactions; provided that the Company shall not be required to enter into any agreements unless such agreements are subject to the occurrence of the Effective Time. The Company will not, and will cause its Representatives not to, without Parent’s prior written consent (i) make or agree to any amendments, modifications or other changes to the terms of the Capped Call Documentation, (ii) exercise any right it may have to terminate, or the early settlement of, any of the Capped Call Transactions or (iii) other than as described in this Section 6.13(b), enter into any discussions, negotiations or agreements with the counterparties to the Capped Call Transactions with respect to any of the foregoing. Parent and its counsel shall be given reasonable opportunity to review and comment on any such notice or documentation, in each case before such document is provided to the applicable counterparty, and the Company shall give reasonable and good faith consideration to any such comments.

SECTION 6.14 Notification of Certain Matters. Each party shall use commercially reasonable efforts to give prompt notice to the other parties of (a) the occurrence or non-occurrence of any event whose occurrence or non-occurrence, as the case may be, could reasonably be expected to cause any Offer Condition not to be satisfied and (b) any notice or other communication from any third Person alleging that the consent of such third Person is required in connection with the Transactions. Notwithstanding anything in this Agreement to the contrary, no such notification shall affect the representations, warranties, covenants or agreements of the parties hereto or the conditions to the obligations of the parties hereto hereunder.

SECTION 6.15 Takeover Laws. If any Takeover Law becomes or is deemed to become applicable to the Company or the Transactions, then the Company Board shall take such actions within its control as are necessary so that the Transactions may be consummated as promptly as practicable on the terms contemplated hereby and otherwise take such actions within its control as are necessary to eliminate or minimize the effects of any such Takeover Law on such Transactions.

SECTION 6.16 No Control of Other Party’s Business. Nothing contained in this Agreement is intended to give Parent or Merger Sub, directly or indirectly, the right to control or direct the Company’s operations prior to the Effective Time. Prior to the Effective Time, the Company shall exercise, consistent with the terms and conditions of this Agreement, complete control and supervision over its operations, subject to the provisions in Section 5.01.

ARTICLE VII

CONDITIONS PRECEDENT TO THE MERGER

SECTION 7.01 Conditions to Each Party’s Obligation. The respective obligation of each party to effect the Merger is subject to the satisfaction or waiver (to the extent permitted by Law) on or prior to the Merger Closing Date of the following conditions:

(a) No Legal Restraints. No Judgment issued, or other legal restraint or prohibition imposed, in each case, by any Governmental Entity of competent jurisdiction, or Law (collectively, “Legal Restraints”) preventing or prohibiting the consummation of the Merger shall be in effect.

(b) Consummation of the Offer. Merger Sub shall have accepted or caused to be accepted for payment all shares of Company Common Stock validly tendered and not properly withdrawn pursuant to the Offer.

ARTICLE VIII

TERMINATION, AMENDMENT AND WAIVER

SECTION 8.01 Termination. This Agreement may be validly terminated at any time prior to the Offer Closing Time, notwithstanding adoption of this Agreement by Parent as sole stockholder of Merger Sub:

(a) by mutual written consent of Parent and the Company;

(b) by either Parent or the Company:

(i) if the Offer Closing Time shall not have occurred on or before 11:59 p.m., Eastern time, on July 6, 2022 (the “Outside Date”); provided that if as of the Outside Date, the Offer Condition set forth in clause (b) of Exhibit A is not satisfied but all of the other Offer Conditions shall have been satisfied or waived (other than the Minimum Tender Condition and the Offer Condition in clause (v) of Exhibit A (which only need to be capable of being satisfied)) and the Offer Condition set forth in clause (b) of Exhibit A remains capable of being satisfied, the Outside Date may be extended by Parent or the Company by written notice to the other party delivered on or prior to the Outside Date, on up to two occasions, by a period of 90 days per extension (and in the case of such extension, any reference to the Outside Date in any other provision of this Agreement shall be a reference to the Outside Date so extended); provided, further, that the right to terminate or extend this Agreement pursuant to this Section 8.01(b)(i) shall not be available to any party whose breach or failure to perform any of its obligations under this Agreement has been the primary cause of the failure of the Offer Closing Time to occur on or before the Outside Date; or

(ii) if any Legal Restraint permanently preventing or prohibiting the consummation of the Offer or the Merger shall be in effect and shall have become final and non-appealable; provided that the right to terminate this Agreement pursuant to this Section 8.01(b)(ii) shall not be available to any party whose breach of this Agreement has been the primary cause of, or resulted in, the events specified in this Section 8.01(b)(ii);

(c) by Parent if the Company breaches or fails to perform any of its representations, warranties, covenants or agreements contained in this Agreement, which breach or failure to perform individually or in the aggregate with all such other breaches or failures to perform (i) would result in the failure of any of the conditions set forth in clause (ii) or (iv) of Exhibit A and (ii) cannot be or has not been cured prior to the earlier of (x) 30 days after the giving of written notice to the Company by Parent of such breach or failure to perform and (y) the Outside Date (provided that Parent is not then in material breach of any covenant or agreement contained in this Agreement);

(d) by Parent if (i) an Adverse Recommendation Change has occurred, (ii) following the commencement of any tender or exchange offer relating to the securities of the Company, the Company fails to recommend within ten business days of such commencement that the holders of such securities reject such tender or exchange offer and not tender any securities into such tender or exchange (which recommendation shall be set forth in a Schedule 14D-9 filed with the SEC pursuant to Rule 14e-2 and Rule 14d-9 promulgated under the Exchange Act within such ten business day period), (iii) following the public disclosure of a Company Takeover Proposal, the Company fails to publicly reaffirm the Company Board Recommendation within ten business days (or, if earlier, by the close of business on the business day preceding the then-scheduled Expiration Date) after receipt of any written request to do so from Parent (which request may only be made in the event a Company Takeover Proposal has been publicly disclosed, and only once with respect to any such Company Takeover Proposal provided that any change to the financial terms or any other material terms of any such Company Takeover Proposal shall constitute a new Company Takeover Proposal for this purpose) or (iv) the Company or the Company Board (or any committee thereof) Intentionally Breaches Section 5.02;

(e) by the Company, if (i) Merger Sub fails to commence the Offer in violation of Section 1.01 (other than due to a violation by the Company of its obligations under Article I), (ii) Merger Sub shall have terminated the Offer prior to the Expiration Date (as extended and re-extended in accordance with Section 1.01(a)), other than in accordance with this Agreement or (iii) all of the Offer Conditions have been satisfied or waived as of immediately prior to the Expiration Time and the Offer Closing Time shall not have occurred within five business days following the Expiration Time;

(f) by the Company if Parent or Merger Sub breaches or fails to perform any of its representations, warranties, covenants or agreements contained in this Agreement (without regard to any qualifications or exceptions contained therein as to materiality or Parent Material Adverse Effect), which breach or failure to perform (i) had or would reasonably be expected to, individually or in the aggregate, have a Parent Material Adverse Effect and (ii) has not been cured prior to the earlier of (x) 30 days after the giving of written notice to Parent or Merger Sub by the Company of such breach or failure to perform and (y) the Outside Date (provided that the Company is not then in material breach of any covenant or agreement contained in this Agreement);

(g) by the Company, to accept and enter into a definitive written agreement providing for a Superior Company Proposal if (i) the Company Board has complied in all material respects with its obligations under Section 5.02 in respect of such Superior Company Proposal and (ii) the Company has paid, or simultaneously with the termination of this Agreement pays, the Company Termination Fee due under Section 6.05(a) that is payable if this Agreement is terminated pursuant to this Section 8.01(g); or

(h) by Parent or the Company if, at the Expiration Time, any of the conditions set forth in Exhibit A shall not have been satisfied and Parent is not required to, and does not, extend the Offer pursuant to Section 1.01(a) (provided that the party seeking such termination is not then in material breach of any covenant or agreement contained in this Agreement).

The party desiring to terminate this Agreement pursuant to this Section 8.01 (other than pursuant to Section 8.01(a)) shall give written notice of such termination to each other party hereto and specify the applicable provision or provisions hereof pursuant to which such termination is being effected.

SECTION 8.02 Effect of Termination. In the event of termination of this Agreement by either the Company or Parent as provided in Section 8.01, this Agreement shall forthwith become void and have no effect, without any liability or obligation on the part of Parent or Merger Sub, on the one hand, or the Company, on the other hand (except to the extent that such termination results from the Intentional Breach by a party of any representation, warranty, covenant or agreement set forth in this Agreement, in which case such party shall be liable to the other party for damages), other than Section 1.02(b), the last sentence of Section 6.01, Section 6.05, this Section 8.02 and Article IX, and any definitions contained in this Agreement and referred to but not contained in any such provisions, which provisions and definitions shall survive such termination.

SECTION 8.03 Amendment; Extension; Waiver.

(a) This Agreement may be amended by the parties at any time prior to the Offer Closing Time. At any time prior to the Offer Closing Time, the parties may (i) extend the time for the performance of any of the obligations or other acts of the other parties, (ii) waive any inaccuracies in the representations and warranties contained in this Agreement or in any document delivered pursuant to this Agreement or (iii) waive compliance with any of the agreements or conditions contained in this Agreement (subject to Section 1.01). This Agreement may not be amended or supplemented after the Offer Closing Time.

(b) This Agreement may not be amended except by an instrument in writing signed on behalf of each of the parties. Any agreement on the part of a party to any extension or waiver with respect to this Agreement shall be valid only if set forth in an instrument in writing signed on behalf of such party. The failure of any party to this Agreement to assert any of its rights under this Agreement or otherwise shall not constitute a waiver of such rights.

SECTION 8.04 Procedure for Termination, Amendment, Extension or Waiver. A termination of this Agreement pursuant to Section 8.01 or an amendment of this Agreement or an extension or waiver with respect to this Agreement pursuant to Section 8.03 shall, in order to be effective, require, in the case of Parent, Merger Sub or the Company, action by its Board of Directors or the duly authorized designee of its Board of Directors. Termination of this Agreement pursuant to Section 8.01 shall not require the approval of the stockholders of the Company or Parent as sole stockholder of Merger Sub.

ARTICLE IX

GENERAL PROVISIONS

SECTION 9.01 Nonsurvival of Representations and Warranties. None of the representations and warranties in this Agreement or in any instrument delivered pursuant to this Agreement shall survive the Effective Time. This Section 9.01 shall not limit any covenant or agreement of the parties that by its terms contemplates performance after the Effective Time. The Confidentiality Agreement shall (a) survive termination of this Agreement in accordance with its terms and (b) terminate as of the Effective Time.

SECTION 9.02 Notices. All notices, requests, claims, demands and other communications under this Agreement shall be in writing and shall be given (and shall be deemed to have been duly given upon receipt) by delivery by hand, by registered or certified mail (postage prepaid, return receipt requested), or by email to the respective parties at the following addresses (or at such other address for a party as shall be specified by like notice):

(a)	if to Parent or Merger Sub, to

Stryker Corporation

2825 Airview Boulevard

Kalamazoo, Michigan 49002

Telephone No.: (269) 385-2600

Email: generalcounsel@stryker.com

Attention: General Counsel

with a copy (which shall not constitute notice) to:

Skadden, Arps, Slate, Meagher & Flom LLP

155 North Wacker Drive

Chicago, IL 60606

Telephone No.:

Email:

Attention: Richard C. Witzel, Jr.

(b)	if to the Company, to

Vocera Communications, Inc.

525 Race Street

San Jose, CA 95126

Telephone No.: (408) 882-5994

Email: legal@vocera.com

Attention: General Counsel

with a copy (which shall not constitute notice) to:

Fenwick & West LLP

555 California Street

San Francisco, California 94104

Telephone No.: (415) 875-2300

Attention: Amanda L. Rose; Kris S. Withrow; Scott A. Behar

Email:

SECTION 9.03 Definitions. For purposes of this Agreement:

An “affiliate” of any Person means another Person that directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with, such first Person. As used herein, “control” means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of such entity, whether through ownership of voting securities or other interests, by contract or otherwise.

“Anti-Kickback Statute” means the U.S. Anti-Kickback Statute, as amended, and implementing regulations.

“Antitrust Laws” means any federal, state, provincial, territorial and foreign statutes, rules, regulations, Governmental Orders, administrative and judicial doctrines and other applicable Laws that are designed or intended to prohibit, restrict or regulate foreign investment or actions having the purpose or effect of monopolization or restraint of trade or lessening of competition through merger or acquisition.

“Applicable Healthcare Industry Laws” means any international, federal, state, local, municipal, foreign or other statute, law, ordinance, order, ruling, judgment, rule, regulation or other requirement issued by a Governmental Entity, including, but not limited to, the FDC Act, the Anti-Kickback Statute, the False Claims Act, the criminal false claims statutes, the Program Fraud Civil Remedies Act of 1986, the Physician Payment Sunshine Act or related regulations or any other laws that govern the health care industry or relationships among health care providers, suppliers, distributors, manufacturers and patrons, including all comparable state laws, applicable to the Company as a manufacturer of a medical device.

“Applicable Product Laws and Standards” means any international, federal, state, local, municipal, foreign or other statute, law, ordinance, order, ruling, judgment, rule, regulation, standard, specification or other requirement of any Governmental Entity or any standard-setting body or industry group applicable to the Company Products, other than Applicable Healthcare Industry Laws.

“Book-Entry Shares” means shares of Company Common Stock not represented by certificates and held in the Direct Registration System.

A “business day” means any day on which the principal offices of the SEC in Washington, D.C., are open to accept filings or, in the case of determining a date when any payment is due, any day on which banks are not required or authorized by Law to close in New York, New York.

“Capped Call Documentation” means the documents set forth on Section 9.03(a) of the Company Disclosure Letter.

“Capped Call Transaction” means the capped call transactions evidenced by the Capped Call Documentation.

“CCPA” means the California Consumer Privacy Act of 2018 (AB-375), California Civil Code Title 1.81.5, as amended, including any implementing regulations.

“Company ESPP” means the Company’s Amended and Restated 2012 Employee Stock Purchase Plan.

“Company Material Adverse Effect” means any change, event, condition, development, circumstance, state of facts, effect or occurrence that has a material adverse effect on the business,

assets, financial condition or results of operations of the Company and the Company Subsidiaries, taken as a whole; provided that none of the following, and no change, event, condition, development, circumstance, state of facts, effect or occurrence that results from or arises in connection with the following, either alone or in combination, shall be deemed to constitute a Company Material Adverse Effect and none of the following shall be taken into account in determining whether there has been a Company Material Adverse Effect: any change, event, condition, development, circumstance, state of facts, effect or occurrence to the extent resulting from or arising in connection with (A) general conditions (or changes therein) in the industries in which the Company and the Company Subsidiaries operate, (B) general economic or regulatory, legislative or political conditions (or changes therein) or securities, credit, financial or other capital markets conditions (including changes generally in prevailing interest rates, currency exchange rates, credit markets or equity price levels or trading volumes), in each case in the United States, the European Union or elsewhere in the world, (C) any change or prospective change in applicable Law or GAAP (or the authoritative interpretation or enforcement thereof), (D) geopolitical conditions, the outbreak or escalation of hostilities, any acts or threats of war (whether or not declared), terrorism (including cyber terrorism), or any escalation or worsening of any such acts or threat of war (whether or not declared) or terrorism, (E) fires, pandemics, epidemics, disease outbreaks, quarantine restrictions, earthquakes, hurricanes, tornadoes or other natural disaster, or any escalation or worsening of any of the foregoing and including any COVID-19 Responses, (F) the failure, in and of itself, of the Company to meet any internal or external projections, forecasts, estimates or predictions in respect of revenues, earnings or other financial or operating metrics before, on or after the date of this Agreement, or changes in the market price or trading volume of the Company Common Stock or the credit rating of the Company (it being understood that the underlying facts giving rise or contributing to such failure or change may be taken into account in determining whether there has been a Company Material Adverse Effect if such facts are not otherwise excluded under this definition), (G) the announcement or pendency of any of the Transactions, including any loss of or change in relationship, contractual or otherwise, with any customer, Governmental Entity, supplier, vendor, service provider, collaboration partner or any other business partner or departure of any employee or officer, of the Company, (H) prior to the Offer Closing Time, the compliance with the express covenants contained in this Agreement (excluding Section 5.01), (I) any action taken by the Company at Parent’s written request or with Parent’s prior written consent, in each case, after the date of this Agreement, or (J) the identity of, or any facts or circumstances relating to, Parent, Merger Sub or their respective affiliates, except in the case of clause (A), (B), (C), (D) or (E), to the extent that the Company and the Company Subsidiaries, taken as a whole, are disproportionately affected thereby as compared with other participants in the industries in which the Company and the Company Subsidiaries operate.

“Company Owned Intellectual Property” means Intellectual Property that is owned or purported to be owned by the Company or any Company Subsidiary.

“Company Privacy Policy” means each external or internal, past or present written privacy policy of the Company or any Company Subsidiary.

“Company Products” means the products or services produced, marketed, licensed, sold, distributed, supported, offered for license or sale, or otherwise commercialized, or performed by the Company or any Company Subsidiary.

“Company PSU” means a Company RSU issued with performance-based metrics, terms or conditions under any of the Company Stock Plans.

“Company RSU” means an RSU issued under any of the Company Stock Plans.

“Company Stock Option” means any option (other than rights under the Company ESPP) to purchase Company Common Stock granted under a Company Stock Plan or as a non-plan inducement award.

“Company Stock Plans” means the Company’s 2012 Equity Incentive Plan, the Company’s 2021 Equity Incentive Plan, and the Company’s 2020 Equity Inducement Plan.

“Company Subsidiary” means each subsidiary of the Company.

“Contract” means, with respect to any Person, any legally binding contract, lease, license, indenture, note, bond, agreement, concession, franchise or other instrument to which such Person or its subsidiaries is a party or by which any of their respective properties or assets is bound.

“Convertible Senior Notes” means the Company’s (i) 1.50% Convertible Senior Notes due 2023 and (ii) 0.50% Convertible Senior Notes due 2026.

“Convertible Senior Notes Indenture” means (i) with respect Company’s 1.50% Convertible Senior Notes due 2023, the Indenture dated May 17, 2018, by and between the Company and U.S. Bank National Association (as amended, supplemented, or otherwise modified from time to time prior to the date hereof) and (ii) with respect Company’s 0.50% Convertible Senior Notes due 2026, the Indenture dated March 12, 2021, by and between the Company and U.S. Bank National Association (as amended, supplemented, or otherwise modified from time to time prior to the date hereof).

“COVID-19 Response” means any actions taken or omitted in response to the COVID-19 pandemic (a) to the extent reasonably necessary to comply with applicable Law (including any required quarantines, travel restrictions, “stay-at-home” orders, social distancing measures, other safety measures, or any workplace or worksite shutdowns or slowdowns required by applicable Law) or (b) that (i) are commercially reasonable, (ii) are intended to protect the health and safety of employees of the Company or the Company Subsidiaries and (iii) are consistent with prevalent practices of similarly situated businesses in the industries and the locations in which the Company and the Company Subsidiaries operate but, with respect to clause (b), solely to the extent supported by documentation, information, data, or other evidence reasonably substantiating the necessity or appropriateness of such actions; provided that unless doing so is impracticable due to emergency or urgent circumstances, the Company shall provide advance notice to, and reasonably consult with, Parent prior to taking or omitting to take any such action described in clauses (a) or (b).

“Customs & Trade Laws” means all applicable export, import, customs, anti-boycott, and other trade programs and Laws administered, enacted or enforced by any Governmental Entity, including but not limited to: (a) the U.S. Export Administration Regulations, the U.S. International Traffic in Arms Regulations, and the import Laws administered by U.S. Customs and Border Protection; (b) the anti-boycott Laws administered by the U.S. Departments of Commerce and Treasury; and (c) any other similar export, import, customs, anti-boycott, or other trade programs or Laws in any relevant jurisdiction to the extent they are applicable to the Company or any Company Subsidiary.

“Direct Registration System” means the service that provides for electronic direct registration of securities in a record holder’s name on the Company’s transfer books and allows shares to be transferred between record holders electronically.

“False Claims Act” means the U.S. False Claims Act, as amended, and implementing regulations.

“FDA” means the United States Food and Drug Administration.

“FDC Act” means the Federal Food, Drug, and Cosmetic Act, as amended, and implementing regulations.

“GDPR” means (a) the General Data Protection Regulation (EU) 2016/679 or (b) the United Kingdom General Data Protection Regulation, as applicable.

“Governmental Order” means any order, judgment, injunction, decree, writ, stipulation, determination or award, in each case, issued, promulgated, made or entered by or with any Governmental Entity.

“HIPAA/HITECH” means the security and privacy standards adopted pursuant to the Health Insurance Portability and Accountability Act of 1996 and the Health Information Technology for Economic and Clinical Health Act of 2009, as amended, and implementing regulations.

“Intellectual Property” means all rights, title and interest in or relating to intellectual property, whether protected, created or arising under the Laws of the United States or any other jurisdiction, including: (a) all patents, patent applications, provisional patent applications and similar instruments (including any and all substitutions, divisions, continuations, continuations-in-part, divisions, reissues, renewals, and extensions and any foreign equivalents of the foregoing (including certificates of invention and any applications therefor)) (collectively, “Patents”), (b) all domestic and foreign copyrights, copyright registrations, copyright applications, original works of authorship fixed in any tangible medium of expression to the extent protectable by applicable copyright Law, including literary works (including all forms and types of computer software, including all source code, object code, firmware, development tools, files, records and data, and all documentation related to any of the foregoing), pictorial and graphic works that are so protectable (collectively, “Copyrights”), (c) all trademarks, service marks, trade names, business marks, service names, brand names, trade dress rights, logos, corporate names, trade styles, and other source or business identifiers and other general intangibles of a like nature to the extent protectable by applicable trademark law, together with the goodwill associated with any of the foregoing, along with all applications, registrations, renewals and extensions thereof (collectively, “Trademarks”), (d) all Internet domain names, (e) trade secrets, technology, discoveries and improvements, know-how, proprietary rights, formulae, confidential and proprietary information, technical information, techniques, inventions (including conceptions and/or reductions to practice), designs, drawings, procedures, processes, models, formulations, manuals and systems, whether or not patentable or copyrightable, including all biological, chemical, biochemical, toxicological, pharmacological and metabolic material and information and data relating thereto and formulation, clinical, analytical and stability information and data, in each case which are not available in the public domain and have actual or potential commercial value that is derived, in whole or in part, from such secrecy (collectively “Trade Secrets”), (f) rights in Software, and (g) all other intellectual property rights, proprietary rights, or similar rights throughout the world.

“Intellectual Property Agreement” means any assignment, transfer, development, license-in, license-out, consent to use, covenant not to sue, covenant to sue last, covenant not to enjoin, non-assertion, coexistence, settlement or similar Contract concerning Intellectual Property that is material to the Company or any Company Subsidiary or concerning material Software used by the Company or any Company Subsidiary, other than (i) licenses of Intellectual Property granted by the Company or any Company Subsidiary, (ii) licenses for non-customized Software (including where such Software is delivered as a service) that are generally commercially available, not included in any Company Product, and available at a cost of not more than $500,000 annually, (iii) agreements with licenses granted by or to employees, consultants and independent contractors of the Company or any Company Subsidiary, (iv) non-disclosure agreements that do not transfer ownership of Intellectual Property or contain rights to use Intellectual Property for the research, supply, manufacturing, development or commercialization of Company Products, and (v) licenses for Open Source Software, in each of cases (i)-(v), which are non-exclusive and entered into in the ordinary course of business consistent with past practice.

“International Trade Laws” means Customs & Trade Laws and Sanctions.

“Intentional Breach” means, with respect to any agreement, an intentional act or omission taken with the knowledge that such action or omission constitutes a material breach of such Agreement.

“knowledge” means (a) in the case of the Company, the actual knowledge of the individuals listed on Section 9.03(b) of the Company Disclosure Letter and (b) in the case of Parent and Merger Sub, the actual knowledge of the individuals listed on Section 9.03(c) of the Company Disclosure Letter.

“made available” means (unless otherwise specified), with respect to a particular document, item or other piece of information, inclusion and availability in the virtual data room hosted by Merrill Corporation in connection with the Transactions on or prior to 11:59 p.m. Pacific time on the business day prior to the date of this Agreement.

“Open Source Software” shall mean Software that is distributed as “free software,” “open source software” or under similar licensing or distribution terms (including but not limited to the GNU Affero General Public License (AGPL), Server Side Public License (SSPL), GNU General Public License (GPL), GNU Lesser General Public License (LGPL), Mozilla Public License (MPL), BSD licenses, the Artistic License, the Netscape Public License, the Sun Community Source License (SCSL), the Sun Industry Standards License (SISL), the Apache License or any license identified as an open source license by the Open Source Initiative (www.opensource.org)).

“Parent Material Adverse Effect” means any change, effect, event or occurrence that prevents (a) the consummation of the Transactions or (b) the ability of Parent or Merger Sub to consummate the Transactions on or before the Outside Date.

“Performance Period” means the applicable fiscal year or years contemplated under the terms of a particular Company PSU award during which the performance-based metrics of such Company PSU must be satisfied.

“Permitted Lien” means (a) a defect or irregularity in title, an easement or right-of-way affecting title to the Leased Real Property that would not reasonably be expected to, individually or in the aggregate, materially impair the continued use and operation of such Leased Real Property in the business of the Company, (b) a statutory Lien for Taxes (i) not yet due and payable or (ii) being contested in good faith through appropriate proceedings and for which adequate reserves have been maintained in accordance with GAAP, (c) non-exclusive licenses of Intellectual Property in the ordinary course of business, and/or (d) other similar matters that would not reasonably be expected to, individually or in the aggregate, materially impair the continued use and operation of the assets to which they relate in the business of the Company and the Company Subsidiaries.

“Person” means any individual, firm, corporation, partnership, company, limited liability company, estate, trust, joint venture, association, organization, Governmental Entity or other entity of any kind or nature.

“Personal Information” means (a) any information or data that alone or together with any other data or information relates to an identified or identifiable individual and (b) any other information or data considered to be “personally identifiable information,” “personal information,” “protected health information,” or “personal data,” or any other similar term, under applicable Privacy Laws.

“Privacy Laws” means all applicable Laws applicable to the Company with respect to the protection or Processing or both of Personal Information, including but not limited to HIPAA/HITECH, GDPR, CCPA, the Canadian Consumer Privacy Protection Act and The Privacy Act 1988 of Australia.

“Processing” means, with respect to data, the use, collection, processing, storage, recording, organization, adaptation, alteration, transfer, retrieval, consultation, disclosure, dissemination or combination of such data.

“Representative” of any Person means such Person’s officers, directors, senior management employees, investment bankers, attorneys or other advisors.

“Restricted Person” means any Person identified on the U.S. Department of Commerce’s Entity List, Denied Persons List, Unverified List or Military End User List, or the U.S. Department of State’s Debarred List.

“Sanctioned Jurisdiction” means a country or territory that is itself the subject or target of any Sanctions (at the time of this Agreement, Cuba, Iran, North Korea, Syria, and the Crimea region).

“Sanctioned Person” means any Person subject to Sanctions, including as a result of being (a) listed in any Sanctions-related list maintained by the United States (including without limitation the Department of the Treasury’s Office of Foreign Assets Control and the Department of State), (ii) the European Union, (iii) any European Union member state, (iv) the United Nations, (v) the United Kingdom, or (vi) any other Governmental Entity of a jurisdiction where the Company or any Company Subsidiary conducts business; (b) located, organized, or resident in a Sanctioned Jurisdiction; or (c) directly or indirectly owned fifty percent or more or controlled, individually or in the aggregate, by one or more Persons described in the foregoing clauses (a) and/or (b).

“Sanctions” means all applicable trade, economic and financial sanctions embargoes, programs, Laws, and restrictive measures administered, enacted or enforced by (i) the United States (including without limitation the Department of the Treasury’s Office of Foreign Assets Control and the Department of State), (ii) the European Union, (iii) any European Union member state, (iv) the United Nations, (v) the United Kingdom, or (vi) any other Governmental Entity of a jurisdiction in which the Company or any Company Subsidiary conducts business

“Significant Customer” means any customer or distributor who, for the years ended December 31, 2020 or December 31, 2021, was one of the 20 largest sources of revenues for the Company and the Company Subsidiaries, based on amounts paid or payable with respect to such periods.

“Significant Supplier” means any supplier who, for the years ended December 31, 2020 or December 31, 2021, was one of the 20 largest suppliers of products and/or services to the Company and the Company Subsidiaries, based on amounts paid or payable with respect to such periods.

“Software” means any and all (a) computer programs, including any and all software implementations of algorithms, models and methodologies, whether in source code or object code, (b) databases and compilations, including any and all data and collections of data, whether machine readable or otherwise, including program files, data files, computer-related data, field and data definitions and relationships, data definition specifications, data models, program and system logic, interfaces, program modules, routines, sub-routines, algorithms, program architecture, design concepts, system designs, program structure, sequence and organization, screen displays and report layouts, (c) descriptions, flow charts and other work product used to design, plan, organize and develop any of the foregoing, screens, user interfaces, report formats, firmware, development tools, templates, menus, buttons and icons, and (d) all documentation including user manuals and other training documentation related to any of the foregoing, and any improvements, updates, upgrades or derivative works of any of the foregoing.

“subsidiary” of any Person means another Person, an amount of the voting securities, other voting ownership or voting partnership interests of which is sufficient to elect at least a majority of its Board of Directors or other governing body (or, if there are no such voting interests, 50% or more of the equity interests of which) is owned directly or indirectly by such first Person

SECTION 9.04 Interpretation. The headings contained in this Agreement and in the table of contents to this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. References to “this Agreement” shall include the

Company Disclosure Letter. All Exhibits annexed hereto or referred to herein are hereby incorporated in and made a part of this Agreement as if set forth in full herein. Any terms used in the Company Disclosure Letter, any Exhibit or any certificate or other document made or delivered pursuant hereto but not otherwise defined therein shall have the meaning as defined in this Agreement. The definitions of terms herein shall apply equally to the singular and plural forms of the terms defined. Whenever the context may require, any pronoun shall include the corresponding masculine, feminine and neuter forms. The word “will” shall be construed to have the same meaning as the word “shall”. The words “include”, “includes” and “including” shall be deemed to be followed by the phrase “without limitation”. The phrase “date hereof” or “date of this Agreement” shall be deemed to refer to January 6, 2022. All references to “dollars” or “$” shall refer to the lawful currency of the United States. Unless the context requires otherwise (i) any definition of or reference to any Contract, instrument or other document or any Law herein shall be construed as referring to such Contract, instrument or other document or Law as from time to time amended, supplemented or otherwise modified, but only to the extent, in the case of any amendment, supplement or other modification to any Contract, instrument or other document listed in the Company Disclosure Letter, that such amendment, supplement or other modification is also listed on the appropriate section of the Company Disclosure Letter, (ii) any reference herein to any Person shall be construed to include such Person’s successors and assigns, (iii) the words “herein”, “hereof” and “hereunder”, and words of similar import, shall be construed to refer to this Agreement in its entirety and not to any particular provision hereof and (iv) all references herein to Articles, Sections and Exhibits shall be construed to refer to Articles and Sections of, and Exhibits to, this Agreement. This Agreement shall be construed without regard to any presumption or rule requiring construction or interpretation against the party drafting or causing any instrument to be drafted. The parties hereto have participated jointly in the negotiation and drafting of this Agreement and, in the event an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as jointly drafted by the parties hereto and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any provision of this Agreement.

SECTION 9.05 Severability. If any term or other provision of this Agreement is determined by a court of competent jurisdiction to be invalid, illegal or incapable of being enforced by any rule or law, or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in an acceptable manner to the end that Transactions are fulfilled to the extent possible.

SECTION 9.06 Counterparts. This Agreement may be executed in one or more counterparts, all of which shall be considered one and the same agreement and shall become effective when one or more counterparts have been signed by each of the parties and delivered to the other parties. Delivery of an executed counterpart of a signature page of this Agreement by facsimile or other electronic image scan transmission shall be effective as delivery of a manually executed counterpart of this Agreement.

SECTION 9.07 Entire Agreement; Third-Party Beneficiaries; No Other Representations or Warranties.

(a) This Agreement and the Confidentiality Agreement (i) constitute the entire agreement, and supersede all prior agreements and understandings, both written and oral, among the parties and their affiliates, or any of them, with respect to the subject matter of this Agreement and the Confidentiality Agreement and (ii) except for Section 6.04, are not intended to confer upon any Person other than the parties any rights or remedies. Notwithstanding clause (ii) of the immediately preceding sentence, following the Effective Time the provisions of Article II shall be enforceable by holders of Certificates and holders of Book-Entry Shares solely to the extent necessary to receive the Merger Consideration to which such holders are entitled to thereunder, and the provisions of Section 2.10 shall be enforceable by holders of awards under the Company Stock Plans.

(b) Except for the representations and warranties contained in Article III, each of Parent and Merger Sub acknowledges that neither the Company nor any Person on behalf of the Company makes, and neither Parent nor Merger Sub is relying on, any other express or implied representation or warranty with respect to the Company or with respect to any other information made available to Parent or Merger Sub in connection with the Transactions (including with respect to the accuracy or completeness thereof). In connection with the due diligence investigation of the Company by Parent and Merger Sub, Parent and Merger Sub have received and may continue to receive from the Company certain estimates, projections, forecasts and other forward-looking information, as well as certain business plans and cost-related plan information, regarding the Company’s business and operations. Parent and Merger Sub hereby acknowledge that there are uncertainties inherent in attempting to make such estimates, projections, forecasts and other forward-looking information, with which Parent and Merger Sub are familiar, that Parent and Merger Sub are making their own evaluation of the adequacy and accuracy of all estimates, projections, forecasts and other forward-looking information, as well as such business plans and cost-related plans, furnished to them (including the reasonableness of the assumptions underlying such estimates, projections, forecasts, forward-looking information, business plans or cost-related plans), and that neither Parent nor Merger Sub has relied upon the Company or its stockholders, directors, officers, employees, affiliates, advisors, agents or other Representatives, or any other Person, with respect thereto. Accordingly, each of Parent and Merger Sub hereby acknowledge that neither the Company nor its stockholders, directors, officers, employees, affiliates, advisors, agents or other Representatives, nor any other Person, has made or is making any representation or warranty or has or shall have any liability (whether pursuant to this Agreement, in tort or otherwise) with respect to such estimates, projections, forecasts, forward-looking information, business plans or cost-related plans (including the reasonableness of the assumptions underlying such estimates, projections, forecasts, forward-looking information, business plans or cost-related plans), except as expressly set forth in Article III.

(c) Except for the representations and warranties contained in Article IV, the Company acknowledges that none of Parent, Merger Sub or any other Person on behalf of Parent or Merger Sub makes, and the Company is not relying on, any other express or implied representation or warranty with respect to Parent or Merger Sub or with respect to any other information made available to the Company in connection with the Transactions (including with respect to the accuracy or completeness thereof). Nothing in this Agreement (including Section 9.07(b)) shall limit the liability of any Person for fraud (with scienter) under Delaware law committed by such Person.

SECTION 9.08 Governing Law. This Agreement shall be governed by, and construed in accordance with, the laws of the State of Delaware, regardless of the laws that might otherwise govern under applicable principles of conflicts of laws thereof.

SECTION 9.09 Assignment. Neither this Agreement nor any of the rights, interests or obligations under this Agreement shall be assigned, in whole or in part, by operation of law or otherwise by any of the parties without the prior written consent of the other parties; provided that Merger Sub may assign, in its sole discretion, any of or all its rights, interests and obligations under this Agreement to Parent or to any direct or indirect wholly owned subsidiary of Parent, but no such assignment shall relieve Merger Sub of any of its obligations under this Agreement; provided, further, that any such assignment shall not materially impede or delay the consummation of the Transactions or otherwise materially impede the rights of the stockholders of the Company under this Agreement. Any purported assignment without such consent shall be void. Subject to the preceding sentences, this Agreement will be binding upon, inure to the benefit of, and be enforceable by, the parties and their respective successors and assigns.

SECTION 9.10 Specific Enforcement; Jurisdiction.

(a) The parties acknowledge and agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with its specific terms or were otherwise breached, and that monetary damages, even if available, would not be an adequate remedy therefor. It is accordingly agreed that the parties shall be entitled to an injunction or injunctions, or any other appropriate form of equitable relief, to prevent breaches of this Agreement and to enforce specifically the performance of the terms and provisions of this Agreement in any court referred to in Section 9.10(b), without proof of damages or otherwise (and each party hereby waives any requirement for the securing or posting of any bond in connection with such remedy), this being in addition to any other remedy to which they are entitled at law or in equity. The right to specific enforcement shall include the right of the Company to cause Parent and Merger Sub to cause the Transactions to be consummated on the terms and subject to the conditions set forth in this Agreement. The parties further agree not to assert that specific enforcement is not an appropriate remedy for breach of this Agreement, nor to assert that a remedy of monetary damages would provide an adequate remedy. Each of the parties acknowledges and agrees that the right of specific enforcement is an integral part of the Transactions and without such right, none of the parties would have entered into this Agreement.

(b) Each of the parties hereto hereby irrevocably submits to the exclusive jurisdiction of the courts of the State of Delaware and to the jurisdiction of the United States District Court for the State of Delaware, for the purpose of any Proceeding arising out of or relating to this Agreement or the actions of Parent, Merger Sub or the Company in the negotiation, administration, performance and enforcement thereof, and each of the parties hereby irrevocably agrees that all claims with respect to such Proceeding may be heard and determined exclusively in the Delaware Court of Chancery or, solely if the Delaware Court of Chancery does not have subject matter jurisdiction thereof, any other court of the State of Delaware or any Federal court sitting in the State of Delaware. Each of the parties hereto (i) consents to submit itself to the personal jurisdiction of the Delaware Court of Chancery, any other court of the State of Delaware and any Federal court sitting in the State of Delaware in the event any Proceeding arises out of this Agreement, the Offer, the Merger or any of the other Transactions, (ii) agrees that it will not attempt to deny or defeat such personal jurisdiction by motion or other request for leave from any such court, (iii) irrevocably consents to the service of process in any Proceeding arising out of or relating to this Agreement, the Offer, the Merger or any of the other Transactions, on behalf of itself or its property, by U.S. registered mail to such party’s respective address set forth in Section 9.02 (provided that nothing in this Section 9.10(b) shall affect the right of any party to serve legal process in any other manner permitted by Law) and (iv) agrees that it will not bring any Proceeding relating to this Agreement, the Offer, the Merger or any of the other Transactions in any court other than the Delaware Court of Chancery (or, solely if the Delaware Court of Chancery shall be unavailable, any other court of the State of Delaware or any Federal court sitting in the State of Delaware). The parties hereto agree that a final trial court judgment in any such Proceeding shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by Law; provided that nothing in the foregoing shall restrict any party’s rights to seek any post-judgment relief regarding, or any appeal from, such final trial court judgment.

SECTION 9.11 WAIVER OF JURY TRIAL. EACH PARTY HERETO HEREBY WAIVES, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY PROCEEDING ARISING OUT OF THIS AGREEMENT, THE OFFER, THE MERGER OR ANY OF THE OTHER TRANSACTIONS. EACH PARTY HERETO (A) CERTIFIES THAT NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH PARTY WOULD NOT, IN THE EVENT OF ANY PROCEEDING, SEEK TO ENFORCE THE FOREGOING WAIVER AND (B) ACKNOWLEDGES THAT IT AND THE OTHER PARTIES HERETO HAVE BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVER AND CERTIFICATIONS IN THIS SECTION 9.11.

SECTION 9.12 Remedies. Except as otherwise provided in this Agreement, the rights and remedies provided in this Agreement shall be cumulative and not exclusive of any rights or remedies provided by applicable Law, and the exercise by a party of any one remedy will not preclude the exercise of any other remedy.

SECTION 9.13 Cooperation. Subject to the provisions of this Agreement, the parties agree to provide reasonable cooperation with each other and to execute and deliver such further documents, certificates, agreements and instruments and to take such actions as may be reasonably requested by the other parties to evidence or effect the Transactions and to carry out the intent and purposes of this Agreement.

[Remainder of Page Intentionally Blank; Signature Pages Follow]

IN WITNESS WHEREOF, Parent, Merger Sub and the Company have duly executed this Agreement, all as of the date first written above.

STRYKER CORPORATION, as Parent

by:	/s/ Kevin A. Lobo
Name: Kevin A. Lobo
Title: Chief Executive Officer

VOICE MERGER SUB CORP., as Merger Sub

by:	/s/ J. Andrew Pierce
Name: J. Andrew Pierce
Title: President

VOCERA COMMUNICATIONS, INC., as Company

by:	/s/ Brent D. Lang
Name: Brent D. Lang
Title: Chief Executive Officer

[SIGNATURE PAGE TO MERGER AGREEMENT]

Exhibit A

to

Agreement and Plan of Merger

Offer Conditions

Notwithstanding any other term of the Offer or the Agreement, Merger Sub shall not be required to, and Parent shall not be required to cause Merger Sub to, accept for payment or, subject to any applicable rules and regulations of the SEC, including Rule 14e-1(c) under the Exchange Act (relating to Merger Sub’s obligation to pay for or return tendered shares of Company Common Stock promptly after the termination or withdrawal of the Offer), pay for any shares of Company Common Stock tendered pursuant to the Offer (and not theretofore accepted for payment or paid for) unless (a) there shall have been validly tendered in the Offer (and not properly withdrawn) prior to the Expiration Time that number of shares of Company Common Stock (excluding shares tendered pursuant to guaranteed delivery procedures that have not yet been “received” by the “depository”, as such terms are defined by Section 251(h) of the DGCL) that, when added to the shares of Company Common Stock, if any, then owned by Parent, Merger Sub or any subsidiary of Parent, would represent at least a majority of the Company Common Stock outstanding as of immediately following the consummation of the Offer (such condition in this clause (a), the “Minimum Tender Condition”) and (b) the waiting period under the HSR Act applicable to the purchase of shares of Company Common Stock pursuant to the Offer and the consummation of the Merger shall have either expired or been terminated.

Furthermore, notwithstanding any other term of the Offer or this Agreement, Merger Sub shall not be required to, and Parent shall not be required to cause Merger Sub to, accept for payment or, subject as aforesaid, to pay for any shares of Company Common Stock not theretofore accepted for payment or paid for if, at the then-scheduled Expiration Time, any of the following conditions exists:

(i) there shall be any Legal Restraint in effect preventing or prohibiting the consummation of the Offer or the Merger;

(ii) (A) any representation or warranty of the Company set forth in Article III (other than those set forth in Sections 3.01 (Organization, Standing and Power), 3.02(a), (b) (first sentence only), (c) and (e) (Capital Structure), 3.04 (Authority; Execution and Delivery; Enforceability), Section 3.05(a)(i) (No Conflicts, Consents), Section 3.08(a) (Absence of Changes or Events), 3.20 (Brokers and Other Advisors), 3.21, (No Rights Agreement; Antitakeover Provisions), 3.22 (Opinion of Financial Advisors) and 3.23 (No Vote Required)) shall not be true and correct at and as of the date of this Agreement and at and as of such time, except to the extent such representation or warranty expressly relates to a specified date (in which case on and as of such specified date), other than for such failures to be true and correct that have not had or would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect (for purposes of determining the satisfaction of this condition, without regard to any qualifications or exceptions contained therein as to “materiality” or “Company Material Adverse Effect”), (B) any representation or warranty of the Company set forth in, Sections 3.01 (Organization, Standing and Power), 3.20 (Brokers and other Advisors) and 3.22 (Opinion of Financial Advisors) shall not be true and correct in all material respects at and as of the date of this

Agreement and at and as of such time, except to the extent such representation or warranty expressly relates to a specified date (in which case on and as of such specified date) (for purposes of determining the satisfaction of this condition, without regard to any qualifications or exceptions contained therein as to “materiality”), (C) any representation or warranty of the Company set forth in Section 3.02(a), (b) (first sentence only), (c) and (e) (Capital Structure) shall not be true and correct other than in de minimis respects at and as of the date of this Agreement and at and as of such time, except to the extent such representation or warranty expressly relates to a specified date (in which case on and as of such specified date) and (D) any representation or warranty of the Company set forth in Sections 3.04 (Authority; Execution and Delivery; Enforceability), Section 3.05(a)(i) (No Conflicts, Consents), Section 3.08(a) (Absence of Changes or Events), 3.21 (No Rights Agreement; Antitakeover Provisions) and 3.23 (No Vote Required) shall not be true and correct in all respects at and as of such time;

(iii) since the date of this Agreement, there shall have been any change, event, condition, development, circumstance, state of facts, effect or occurrence that has had or would reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect;

(iv) the Company shall have failed to perform in all material respects all obligations to be performed by it as of such time under this Agreement;

(v) Parent shall have failed to receive from the Company a certificate, dated as of the date on which the Offer expires and signed by an executive officer of the Company, certifying to the effect that the Offer Conditions set forth in clauses (ii), (iii) and (iv) immediately above do not exist and have not occurred; or

(vi) this Agreement shall have been validly terminated in accordance with its terms (the “Termination Condition”).

The foregoing conditions shall be in addition to, and not a limitation of, the rights of Parent and Merger Sub to extend, terminate or modify the Offer in accordance with the terms and conditions of this Agreement.

The foregoing conditions are for the sole benefit of Parent and Merger Sub and, subject to the terms and conditions of this Agreement and the applicable rules and regulations of the SEC, may be waived by Parent and Merger Sub in whole or in part at any time and from time to time in their sole discretion (other than the Minimum Tender Condition and the Termination Condition, which may not be waived by Parent or Merger Sub). The failure by Parent, Merger Sub or any other affiliate of Parent at any time to exercise any of the foregoing rights shall not be deemed a waiver of any such right, the waiver of any such right with respect to particular facts and circumstances shall not be deemed a waiver with respect to any other facts and circumstances and each such right shall be deemed an ongoing right that may be asserted at any time and from time to time.

Exhibit B

to

Agreement and Plan of Merger

Certificate of Incorporation of the Surviving Corporation

AMENDED AND RESTATED CERTIFICATE OF INCORPORATION OF

VOCERA COMMUNICATIONS, INC.

1. The name of the Corporation is: Vocera Communications, Inc.

2. The address of the Corporation’s registered office in the State of Delaware is 3500 South Dupont Highway in the City of Dover, County of Kent, Delaware 19901. The name of its registered agent at such address is: Incorporating Services, Ltd.

3. The nature of the business and the purposes to be conducted and promoted by the Corporation are to conduct any lawful business, to promote any lawful purpose and to engage in any lawful act or activity for which corporations may be organized under the DGCL.

4. The total number of shares of stock which the Corporation shall have authority to issue is one-hundred (100) shares of common stock, $0.0001 par value per share (the “Common Stock”). Shares of the Common Stock may be issued from time to time as the Board of Directors of the Corporation (the “Board”) shall determine and on such terms and for such consideration as shall be fixed by the Board. The amount of the authorized Common Stock of the Corporation may be increased or decreased by the affirmative vote of the holders of a majority of the outstanding shares of Common Stock of the Corporation entitled to vote.

5. Except as otherwise provided by law, the Common Stock shall have the exclusive right to vote for the election of directors and for all other purposes. Each share of Common Stock shall have one vote, and the Common Stock shall vote together as a single class.

6. Elections of directors need not be by written ballot unless required by the Bylaws of the Corporation. Any director may be removed from office either with or without cause at any time by the affirmative vote of the holders of a majority of the outstanding Common Stock of the Corporation entitled to vote, given at a meeting of the stockholders called for that purpose, or by the consent of the holders of a majority of the outstanding Common Stock of the Corporation entitled to vote, given in accordance with DGCL Section 228.

7. In furtherance and not in limitation of the powers conferred upon the Board by law, the Board shall have the power to make, adopt, alter, amend and repeal from time to time the Bylaws of the Corporation by a majority vote at any regular or special meeting or by written consent, subject to the power of the stockholders to alter, amend and repeal Bylaws made by the Board.

8. The Corporation reserves the right at any time, from time to time, to amend, alter, change or repeal any provision contained in this Certificate of Incorporation, and any other provisions authorized by the laws of the State of Delaware at the time in force may be added or inserted, in the manner now or hereafter prescribed by law; and all rights, preferences and privileges of whatsoever nature conferred upon stockholders, directors or any other persons by and pursuant to this Certificate of Incorporation in its present form or as hereafter amended are granted subject to the right reserved in this section.

9. To the fullest extent permitted by the DGCL as it now exists and as it may hereafter be amended, no director of the Corporation shall be personally liable to the Corporation or any of its stockholders for monetary damages for breach of fiduciary duty as a director occurring at or prior to the effective time (the “Effective Time”) of the merger of Voice Merger Sub Corp., a Delaware corporation (“Merger Sub”), with and into the Corporation pursuant to the Agreement and Plan of Merger, dated January 6, 2022, by and among Merger Sub, Stryker Corporation and the Corporation; provided that nothing contained in this Section 9 shall eliminate or limit the liability of a director (i) for any breach of the director’s duty of loyalty to the Corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) pursuant to the provisions of Section 174 of the DGCL, or (iv) for any transaction from which the director derived an improper personal benefit. No repeal or modification of this Section 9 shall apply to or have any adverse effect on any right or protection of, or any limitation of the liability of, a director of the Corporation existing at the time of such repeal or modification with respect to acts or omissions occurring at or prior to the Effective Time.

10. The Corporation may indemnify, and advance expenses to, to the fullest extent permitted by law, any person who was or is a party to or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative by reason of the fact that the person is or was a director, officer, employee or agent of the Corporation, or is or was serving at the request of the Corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise

Exhibit C

to

Agreement and Plan of Merger

Index of Defined Terms

401(k) Plan	6.03(d)
Acceptable Confidentiality Agreement	5.02(j)
Adverse Recommendation Change	5.02(e)
affiliate	9.03
Agreement	Preamble
Alternative Acquisition Agreement	5.02(b)(iii)
Anti-Corruption Laws	3.15(c)
Anti-Kickback Statute	9.03
Antitrust Laws	9.03
Applicable Healthcare Industry Laws	9.03
Applicable Product Laws and Standards	9.03
Appraisal Shares	2.08(d)
Authorizations	3.15(a)
Bankruptcy, Equity and Indemnity Exception	3.04(b)
Book-Entry Shares	9.03
business day	9.03
Capped Call Documentation	9.03
Capped Call Transaction	9.03
CARES Act	3.09(m)(i)
CCPA	9.03
Certificate of Merger	2.03
Certificates	2.09(b)
Code	2.11
Commonly Controlled Entity	3.11(i)(i)
Company	Preamble
Company Balance Sheet	3.06(d)
Company Benefit Plan	3.11(i)(ii)
Company Board	Recitals
Company Board Recommendation	3.04(c)
Company Bylaws	3.01
Company Charter	3.01
Company Common Stock	Recitals
Company Disclosure Letter	III
Company Employees	6.03(a)
Company ESPP	9.03
Company Intellectual Property	3.18(b)
Company Material Adverse Effect	9.03
Company Option Grant Date	3.02(g)
Company Owned Intellectual Property	9.03
Company Preferred Stock	3.02(a)

Company Privacy Policy	9.03
Company Products	9.03
Company PSU	9.03
Company Registered Intellectual Property	3.18(a)
Company RSU	9.03
Company RSU Cash Consideration	2.10(b)
Company SEC Documents	3.06(a)
Company Stock Option	9.03
Company Stock Option Cash Consideration	2.10(a)
Company Stock Plans	9.03
Company Subsidiaries	9.03
Company Systems	3.18(k)
Company Takeover Proposal	5.02(j)
Company Termination Fee	6.05(a)(i)
Confidentiality Agreement	6.01
Consent	3.05(b)
Continuing Employee	6.03(b)
Contract	9.03
control	9.03
Convertible Senior Notes	9.03
Convertible Senior Notes Indenture	9.03
Copyrights	9.03
COVID-19 Response	9.03
Customs & Trade Laws	9.03
Delisting Period	6.12
DGCL	Recitals
Direct Registration System	9.03
DOJ	6.02(b)
Effective Time	2.03
Environmental Law	3.17(b)
ERISA	3.11(i)(ii)
ESPP Offering Period	2.10(d)
Exchange Act	1.01(a)
Existing D&O Policies	6.04(b)
Expiration Date	1.01(a)
Expiration Time	1.01(a)
False Claims Act	9.03
Families First Act	3.09(m)(ii)
FDA	9.03
FDC Act	9.03
Filed Company SEC Documents	III
FTC	6.02(b)
GAAP	3.06(c)
GDPR	9.03
Governmental Entity	3.05(b)
Governmental Order	9.03

Hazardous Substance	3.17(b)
HIPAA/HITECH	9.03
HSR Act	3.05(b)
Indemnified Party	6.04(a)
Intellectual Property	9.03
Intellectual Property Agreement	9.03
Intentional Breach	9.03
International Trade Laws	9.03
Intervening Event	5.02(j)
Intervening Event Notice Period	5.02(g)(i)
Judgment	3.05(a)
knowledge	9.03
Law	3.05(a)
Lease	3.13(a)(xvi)
Leased Real Property	3.13(a)(xvi)
Legal Restraints	7.01(a)
Liens	3.12(b)
made available	9.03
Material Contract	3.13(a)
Measurement Date	3.02(a)
Merger	Recitals
Merger Closing	2.02
Merger Closing Date	2.02
Merger Consideration	2.08(c)
Merger Sub	Preamble
Minimum Tender Condition	Exhibit A
New Plans	6.03(a)
Non-Continuing Employee	6.03(c)
NYSE	1.01(a)
Offer	Recitals
Offer Closing Time	1.01(a)
Offer Conditions	1.01(a)
Offer Documents	1.01(b)
Offer Price	Recitals
Open Source Software	9.03
Outside Date	8.01(b)(i)
Parent	Preamble
Parent Material Adverse Effect	9.03
Parent Welfare Plan	6.03(a)
Patents	9.03
Paying Agent	2.09(a)
Payment Fund	2.09(a)
Payroll Tax Executive Order	3.09(m)(iii)
Performance Company RSU Conversion	2.10(c)
Performance Period	9.03
Permitted Lien	9.03

Person	9.03
Personal Information	9.03
Post-Closing SEC Reports	6.12
Pre-Closing Period	5.01
Privacy Laws	9.03
Proceeding	3.14
Processing	9.03
Qualifying Company Takeover Proposal	5.02(c)
Release	3.17(b)
Representative	9.03
Restricted Person	9.03
Sanctioned Jurisdiction	9.03
Sanctioned Person	9.03
Sanctions	9.03
Schedule 14D-9	1.02(a)
SEC	1.01(a)
Section 262	2.08(d)
Securities Act	3.06(b)
Significant Customer	9.03
Significant Supplier	9.03
Software	9.03
subsidiary	9.03
Superior Company Proposal	5.02(j)
Superior Company Proposal Notice Period	5.02(f)(i)
Surviving Corporation	2.01
Takeover Law	3.21
Tax Authority	3.09(m)(iv)
Tax Return	3.09(m)(v)
Taxes	3.09(m)(vi)
Termination Condition	Exhibit A
Trade Secrets	9.03
Trademarks	9.03
Transaction Severance Benefits	6.03(c)
Transactions	Recitals
Transfer Taxes	6.07
Voting Company Debt	3.02(c)